What do you see when you look at Kodak?

KODAK 2001





a familiar face

and
a personality
that might
surprise you




Accessory Sale!
Kodak










MUMMY





For more than 120 years, Kodak products and services have helped shape our world. From preserving memories, to revealing mysteries. From providing entertainment, to archiving documents. From saving lives, to capturing everyday events.

But take a closer look. You'll see that Kodak is more than this. In fact, the characteristics that drive us to create these products and services are what truly define us as a company. In those defining traits, you may even discover yourself.

It's a great feeling, that moment when you not only grasp the problem, but also see the solution. When you're confident that you'll get it right because you know what you're doing.

In business, it means working smarter to deliver better value and greater profitability. It's why we feel good about the improvements we made in manufacturing operations last year. We reduced inventories by 34%—and increased inventory turns by 17%. We dramatically shrank the number of products—or "stock-keeping units"—we offer by focusing on our best-sellers, and eliminating those that were redundant or no longer in demand.

We also revamped our Kodak online photo services and acquired Ofoto so that we could meld the best ideas from two of the most successful online services. Similarly, we customized and co-branded online services with key retailers such as Kmart, CVS, Costco and Rite-Aid.

We're not just developing smarter products, but smarter ways to create, deliver and use those products. And that will keep us at the head of the class.


smart

At the beginning it may just be a lump of clay, or smudge of paint, or a ball of molten glass. But faced with a shapeless piece of raw material, an artist sees the final form hidden within.

Kodak scientists and engineers have a similar creative insight and drive. Rather than art, though, their inspirations lead to technological breakthroughs that put Kodak consistently among the top 10 U.S.-based companies for patents issued.

In 2001, such breakthroughs included a revolutionary new way to double the image-amplifying ability of silver-halide film that we call "two-electron sensitization." We also developed MEMS (micro-electro-mechanical systems) technology to produce smaller ink droplets for higher-quality color inkjet printing. New and improved products also became a reality in 2001 thanks to creative inspiration, including the easy-to-use Kodak EasyShare digital cameras with docking stations for "You Press the Button, We Do the Rest" simplicity.

So what about the future? We won't just build on the past, but forge new paths. By continuing to apply our fertile imaginations to meeting customer wants and needs, Kodak will provide innovative solutions that lead the way.

inspired



Being patient isn't easy. It takes maturity and self-control. It means maintaining your cool even when the tune is off-key. Because you know with time and effort, the rewards can be great.

Patience was at the heart of our efforts during the economic slowdown of 2001, as we applied time-tested management methods to reduce costs, manage cash and maintain market share.

Through our determined efforts, we held market share in our U.S. consumer film business and managed to grow film share slightly worldwide. We led the market in high-speed production document scanners and in dry laser imagers for health imaging, and continued to hold the leading position as a supplier to the motion picture industry.

In the digital realm, we're among the top three marketers of digital cameras in the U.S., and the largest supplier of digital photo kiosks in the world. Our Qualex wholesale labs scan more consumer snapshots than any other company. And we're the market leader in online photo services and other forms of digital output like picture CD.

Our ability to gain or grow market share, while simultaneously reducing costs in the face of a tough economy, builds a solid foundation for the economic upturn that will eventually come.


patient

There are some things you can always count on. They've proven themselves through the best and the worst of times. And they hold the promise of continuing strength.

The Kodak brand is one of those things. Over the years, Kodak has consistently been ranked as one of the top one or two brands in the world, judged both by name recognition and product quality. For more than a century, our trusted products have helped people around the globe to record and share what is important in their lives.

Our current consumer advertising theme—Share Moments. Share Life.™—sums up the emotional appeal of our products and services. Capturing and sharing memories—from everyday moments to once-in-a-lifetime events—fulfills a fundamental human need. No other consumer product category provides such an intensely personal value. Images are for sharing. They always have been and they always will be. And that's why there will always be a Kodak.



resilient

united



The events of September 11, 2001, changed our world and are forever etched in our minds and hearts. These unforgettable memories have also united us. Now, more than ever, we feel the need to be part of a larger community.

This spirit of unity can be found on our Web site (www.kodak.com) in a "Tribute to American Spirit PhotoQuilt" constructed by a team from Kodak, working with America Online. The quilt offers people the opportunity to post photos that have special meaning to them—from pictures of loved ones who perished, to photos that represent the freedoms we hold so dear—and to tell the story behind each photo.

Woven together, these individual stories portray the fabric of our humanity. They are poignant reminders that photos not only allow us to share and preserve memories, but to communicate an emotion, make a statement or express a feeling. The sheer size of the quilt is testament to our need to connect with one another. And to capture what we find difficult to put into words.



"This is my hero, and on 9-11-01 he was killed in front of my eyes. I choose this photo because he and I cried together and we would never forget this day—it was the day that my Dad danced with me to "Butterfly Kisses" and he sang every single word to me. Through the years he acted out every word to that song, kissed my boo-boos, wiped away my tears and more. This was the last time he ever sang to me. My Dad is my hero. In 1993 when the towers were bombed my Dad and his best friend carried a man down to safety because the elevators weren't working and this man used a wheelchair. This is the type of guy my Dad was...They still haven't found him. At this time all my family would like is something, something we can bury, visit and bring flowers to. My Dad was a hell of a person and if I turn out to be half of what he was then I'll be okay."



"This photo was taken on September 15, 2001...just prior to a Marlboro County High School (Bennettsville, SC) football game...Like most Americans, I was trying to come to grips with the horrific events of earlier that week... But seeing the absolute respect for community, state, and nation that is so somberly displayed in the faces of these *young men...reaffirmed my faith* in the future of this great nation."



"This picture of our granddaughter, Kylee Beth, symbolizes the spirit that will continue to overcome all else, the spirit that she learned from her parents and grandparents, aunts, uncles and friends, and that, God willing, she will carry forward. She is our legacy, a legacy of hope, faith and resolve. She is our future and she will do us proud. God Bless America!"


Infrastructure
INFOIMAGING
Devices
Services
& Media

a $225 billion industry

Infoimaging is a $225 billion industry created by the convergence of image science and information technology in ways that were never before possible. This represents the evolution of communication through pictures—both moving and still.

But infoimaging is about more than just combining pictures with information. Infoimaging represents the moment when pictures become the information. Infoimaging is about images, enabled by technology, improving communication and commerce, creating significant new revenue and market opportunities for businesses around the world.

Kodak is the leader in helping people take, share, enhance, preserve, print and enjoy pictures—for memories, for information, and for entertainment. The company is a major participant in infoimaging, providing a broad range of devices such as digital cameras, infrastructure such as online networks, and services & media such as film and paper. The following pages provide specific examples in each of these categories.



devices





The Kodak picture maker digital station makes it easy for consumers to make high-quality photographs from digital cameras, CDs, or floppy disks. Simply walk up to a kiosk, insert a memory card or disk, and use a touch-screen monitor to crop, adjust color and enhance pictures, then make photo-quality 4 x 6-inch prints on the spot. You can also write your pictures to a Kodak picture CD. When you're done, pay for the entire transaction by credit card.

Kodak Professional DCS pro back digital camera backs enable professional and commercial photographers to replace the film back on a large- or medium-format camera with a high-resolution digital camera back. Our 16-megapixel sensor provides high-quality digital capture, while an LCD screen and image management software simplify the imaging process. Kodak's award-winning pro back digital camera backs are designed for high-end portraiture and commercial photography.




Professional
DCS Pro Back 645





Kodak digital minilabs combine high volume and high quality for photo-finishers and on-site processing labs, providing higher quality processing and printing for consumers. A proprietary Kodak operating system and application software provide simple point-and-click operation and a range of capabilities, including automatic image-enhancement features to improve sharpness, contrast, dust and scratch removal, and red-eye reduction for better prints.

Quality, reliability, high speed and cost effectiveness are the principal reasons Kodak has become the market leader in document scanning and preservation over the past five years. Building on our heritage in microfilm, Kodak scanners have earned numerous industry awards for technology achievement, productivity and image quality. Its new tricolor plus CCD sensor helped earn the i800 series one of the industry's most coveted "2001 Product of the Year" honors.





People traditionally associate our health business with x-ray films, but in recent years Kodak has become a leader in digital medical imaging. We provide products and systems for image capture, image processing, dry laser printing, image distribution, and image and information management. In 2001, digital sales accounted for more than half of our health imaging business.

The Kodak EasyShare digital camera system makes digital picture-taking and sharing as easy as "You Press the Button, We Do the Rest." Choose from a full line of stylish and easy-to-use cameras ranging from 1.3 to 4 megapixels. Take your pictures; place the camera in the Kodak docking station connected to your PC. Press the button. Your pictures are automatically transferred to your PC, ready for viewing, e-mailing or printing.


Kodak



services, media and infrastructure





Kodak is refreshing its rich heritage in entertainment by extending its family of films, while developing a leadership position in high-quality digital motion imaging. To complement film quality with digital flexibility, we are pioneering a process called "digital film mastering"—the conversion of film-originated images for digital and film projection. This creative process will become the heart of digital cinema, for which Kodak is developing high-quality systems, services and software.




Picture Paper



Kodak inkjet papers give you prints that look and feel like real photographs. That's because our papers are specially formulated to provide optimal color reproduction and image brightness. They are fast-drying, heavy-weight and available in glossy or satin finishes. They also come in many shapes and sizes and are compatible with every home inkjet printer on the market.

Kodak continues to bring new benefits to picture-takers with improved films and cameras. The new Max HQ one-time-use camera makes it easy for consumers to get pictures with the same high quality they expect from regular point-and-shoot cameras. The company's newest camera in the advanced photo system line, the Advantix EasyShare APS camera, allows consumers to capture and use both film and digital pictures simultaneously.



Once considered the domain of only military and intelligence experts, remote sensing today provides a wealth of images and data for a broad range of commercial applications. Kodak is a leader in both the digital and film-based remote imaging businesses providing image acquisition, analysis and management products and services for such diverse fields as commercial real estate, government, insurance, telecommunications, transportation and mineral exploration.



Kodak offers consumers the most complete range of digital photo services anywhere. Online, we offer uploading, printing and storing services through Ofoto, America Online and a number of our retailer partners. You can have your images uploaded or written to Kodak picture CDs when your film is processed. You can print your own pictures—film or digital—at easy-to-use kiosks at thousands of retail locations. Nobody does it better or in more ways.

2001 in review

financials

Financial Highlights

(Dollar amounts and shares in millions, except per share data)	2001[1]	2000[2]
Stock price per share at year end	$ 29.43	$ 39.38
Sales	$ 13,234	$ 13,994
Earnings from operations	$ 345	$ 2,214
Net earnings	$ 76	$ 1,407
Basic earnings per share	$ .26	$ 4.62
Diluted earnings per share	$ .26	$ 4.59
Cash dividends paid	$ 643	$ 545
—per common share	$ 2.21	$ 1.76
Average number of common shares outstanding	290.6	304.9
Shareholders at year end	91,893	113,308
Total shareholders' equity	$ 2,894	$ 3,428
Additions to properties	$ 743	$ 945
Depreciation	$ 765	$ 738
Wages, salaries and employee benefits	$ 3,824	$ 3,726
Employees at year end		
—in the U.S.	42,000	43,200
—worldwide	75,100	78,400

(1) Results for the year included $678 million of restructuring charges; a $42 million charge related to asset impairments associated with certain of the Company's photofinishing operations; a $15 million charge for asset impairments related to venture investments; a $41 million charge for environmental reserves; a $77 million charge for the Wolf bankruptcy; a $20 million charge for the Kmart bankruptcy; $18 million of relocation charges related to the sale and exit of a manufacturing facility in 2000 (see note 2 below); an $11 million tax benefit related to a favorable tax settlement; and a $20 million tax benefit representing a decline in the year-over-year effective tax rate. The after-tax impact of these items was $594 million. Excluding these items, net earnings were $670 million. Basic and diluted earnings per share were $2.30.

(2) Results for the year included accelerated depreciation and relocation charges related to the sale and exit of a manufacturing facility of $50 million. The after-tax impact of this item was $33 million. Excluding this item, net earnings were $1,440 million. Basic and diluted earnings per share were $4.73 and $4.70, respectively.

To Our Shareholders

No question about it: 2001 was an extraordinary and difficult year for the nation, for the world and for nearly every business, including Kodak. The continuing worldwide economic slump, coupled with the tragic events of September 11, severely impacted industries important to our business, including travel, theme parks, lodging, advertising and entertainment.

Through these challenging times, we focused on strengthening Kodak's value as an investment, maintaining our market share in key segments of our business and laying the groundwork for future growth. In the broad category of infoimaging—our strategic framework going forward—we're driving the convergence of images and information beyond traditional boundaries, and into new image applications and business opportunities for Kodak.

While our revenues and earnings were down for the year, our successful drive to generate cash—including continuing, aggressive cost-reduction programs—produced a strong balance sheet and healthy dividend payouts. We maintained our full-year market share in the U.S. consumer film business and increased it slightly worldwide. We drove Kodak digital imaging to record revenues, with consumer-friendly products and services—including online and retail photo printing and the highly successful Kodak EasyShare camera launch—that are in the forefront of this burgeoning business.

We gained market share in our Health Imaging business, but pricing pressures and some operating issues led to margin declines. We moved quickly to put in place corrective measures that are returning that segment to its promising, profitable path.

Cash Management

Consistent with current economic reality, we have reduced our cost base and increased our focus on cash generation. On the cost front, we took a number of steps to reduce worldwide employment by about 9% and expect to see much of the resulting savings in our full-year 2002 results. We drove inventories down by 34 percent, or $581 million. We reduced receivables and continued our tight restraint on capital expenditures, with the latter decreasing 21% year-over-year.

All these actions contributed to a greatly strengthened cash position compared to a year earlier. Cash flow for 2001 was $373 million after paying dividends. Excluding a December 2001 accelerated dividend payment, cash flow was $504 million.

Investing for the Long Term

At the same time we were managing cash and costs, we continued to invest in our long-term future. We invested in fundamental research and development (R&D), and made strategic acquisitions that will position us well going forward. In a very cash-efficient way, we invested in a business venture for the manufacture of flat-panel displays for consumer devices such as cameras and personal data assistants (PDAs). We acquired a number of wholesale photofinishing laboratories in Europe, which will allow us to offer more pan-European services. We acquired Ofoto, Inc., a leading online photography service that will accelerate our growth in that desirable market. We also acquired the imaging services business of Bell & Howell Company to expand the existing services portfolio in document imaging, and made selective, smaller acquisitions in certain strategic areas.

Sharpening Our Focus

In November, we introduced a new operating model that is centered around strategic product groups—enabling a sharper focus on the customers and markets we serve. Our new alignment will reduce complexity, provide key managers with more decision-making authority and enable business groups and product managers to concentrate on processes and decisions that have the greatest influence on generating profitable growth.

As part of this effort, we integrated strategic product groups from our existing businesses and geographic regions into units that share common technology and product platforms and customer sets.

- The Photography Group, our largest business, includes Consumer Imaging, Digital & Applied Imaging, the photography portion of our Kodak Professional business and Entertainment Imaging.
- Health Imaging, our second-largest business, remains a stand-alone business.
- Commercial Imaging consists of Document Imaging, Commercial & Government Systems, Graphics and Wide-Format Inkjet. Included in the group are two joint venture operations, Kodak Polychrome Graphics and NexPress. The Wide-Format Inkjet business has been consolidated into our recent acquisition of ENCAD, Inc.
- The Components Group includes Kodak's Display Products, Image Sensor Solutions, and the Optics business, which was formerly part of Commercial & Government Systems. These businesses will spearhead our diversification into high-growth product areas consistent with our historical strengths in image and materials science.

2001 Business/Market Highlights

Photography Group U.S. industry film sales declined steadily through the first three quarters, but at a slower rate in the fourth. Our U.S. consumer film share for the full year held steady for the fourth consecutive year and worldwide share increased slightly. We saw good growth in many of our newer online and other digital services and we introduced several exciting new products in traditional photography.

Consumer use of our Kodak picture maker kiosks grew at double-digit rates. Our focus now is on creating new channels and increasing usage to an even higher level to drive output media.

In U.S. wholesale photofinishing, Qualex scanning rates have shown steady growth despite the economic downturn. More consumers are enjoying the advantages of receiving film images in digital form. The principal drivers are Kodak picture CD and our retail online partners. The average penetration rate for the number of rolls of film scanned grew from 4.1% in the first quarter to 6.7% in just the second half of the year. The number of images scanned showed a fourth-quarter, year-over-year increase of 49%. Our acquisition of wholesale photofinishing operations in Europe will allow us to expand this capability outside the U.S. photo market, which is the most digitally advanced. In addition, Ofoto is off and running, with our customer base growing by 12% a month.

In emerging markets, we continued to expand the number of outlets for Kodak consumer products. There are now more than 14,000 Kodak Express photo stores in Greater Asia, including China. In addition, we completed launching a new concept called "Photoshops" in India. More than 4,300 retail "Photoshops" were in place in key cities by year-end 2001, expanding the availability and distribution of Kodak consumer products.

Turning to our consumer digital imaging product offerings, our new line of EasyShare digital cameras has drawn a great response from consumers. The cameras continue to receive rave reviews and our docking station has truly brought "You Press the Button, We Do the Rest" simplicity to the art of digital photography.

In digital output, Kodak inkjet photo papers continue to attract consumers and maintain a high market share. In addition to continued growth in digital printing services through Ofoto, we see the launch of services from our Phogenix joint venture helping to drive even greater popularity for printing digital photo files.

Our professional product offerings returned to basics with the move of graphics and wide-format inkjet to Commercial Imaging. Our professional products include both traditional and digital solutions and services to professional photographers and labs. Products recently introduced include Kodak Portra sepia black-and-white paper, color metallic paper and day/night display materials offering exciting output choices, and the Kodak Professional DCS 760 digital camera and the DCS pro back plus.

Our products and services offered to the entertainment industry turned in a good performance despite a very challenging year. The threat of strikes in the entertainment industry pulled most production schedules into the first half of the year, creating a slower second half. In addition, film sales for television commercials were impacted as advertisers reduced their spend due to the economy and the aftermath of September 11th.

Health Imaging In Health Imaging, sales of traditional products declined, while the corresponding growth in digital products and services slowed somewhat due to the economy. However, Kodak increased its market share in both traditional analog x-ray media and digital output for diagnostic medical imaging. Sales of digital capture and PACS (picture archiving and communications systems) products and DryView media continued to grow at double-digit rates.

Commercial Imaging Growth in document imaging-related products and services sales benefited from the Bell & Howell acquisition and from increased sales of document scanners. Over the past five years, we have become the market leader in document scanning and preservation, building on our heritage in microfilm. Our new iNnovation series scanners are bundled with application software for document management, text recognition and photo management and have earned many industry awards.

Specialized imaging products and solutions for commercial and government customers continue to generate strong sales growth. The operations are exploring new business opportunities across a broad range of image management applications in real estate, government, insurance, telecommunications, transportation, mineral exploration and other industries.

In the graphics product offerings, our Kodak Polychrome Graphics joint venture contributed to positive earnings and expanded its growth opportunities by acquiring the color proofing and software businesses of Imation Corp. A joint venture between Kodak and Heidelberg achieved a key milestone with the successful launch of the NexPress 2100 printer, a digital short-run production color press that sets new industry standards for reliability, image quality and print consistency.

In the commercial inkjet printing market, we introduced the new 5260 wide-format printer. This product has expanded our presence in this rapidly growing market. In January 2002, we completed our acquisition of ENCAD, Inc., a leading supplier of commercial inkjet products, to further leverage our new product distribution efforts in this market.

Components Group Our flat-panel display business is off and running with the creation of SK Display Corporation, a business venture with SANYO Electric Co., Ltd., to manufacture displays for consumer devices such as cameras and PDAs. The business venture will feature the world's first full-scale manufacturing facility dedicated to full-color, organic light emitting diode (OLED) displays.

Additions to Board of Directors

Kodak's Board consists of "outside" Directors and only one company-employed member. In 2001, we welcomed three people to our Board—two new Directors and a returning member. Former U.S. Senator, Olympian and Pro Basketball Hall of Famer William W. Bradley joined the Board in May. Mr. Bradley is a Managing Director of Allen & Company Incorporated, and Chair of the Advisory Board of McKinsey & Company's Institute for Management of Nonprofits. Timothy M. Donahue, elected to the Board in October, is President & Chief Executive Officer of Nextel Communications, Inc. We were honored to welcome back Delano E. Lewis, who was re-elected to the Board in July. Mr. Lewis had served on Kodak's Board from May 1998 until he became U.S. Ambassador to South Africa in December 1999.

Outlook

We expect the balance of 2002 will continue to be challenging. We have very modest earnings expectations for the first half of the year, with some improvement in the second half as the cost-reduction efforts and operational improvements we made in 2001 begin to take hold. We do not expect to see any real upturn in the economy until 2003, with a very gradual return to consumer spending habits and behavior that will positively affect our business growth.

Our actions are consistent with Kodak's fundamental, long-term business strategy, and we expect to build on that foundation as the economy strengthens. We will continue to invest in R&D as a critical path to our future success—delivering innovative, customer-focused imaging products, systems and services. Of course, we will work to maintain or increase share positions in all of our businesses and we will continue to pay close attention to costs, managing the business for maximum cash. As we announced in late January, we are confident Kodak is capable of generating at least $6 billion in cash over the next six years.

Growth Strategy

We will leverage our unparalleled reputation for quality to ALL infoimaging processes and products, a category with a $225 billion total market potential. Kodak's imaging technologies, products and services position us well for success in this growing category. In 2002, we are aligning the entire Kodak organization to focus on four related growth paths for the future. Together, we will:

- *Expand the benefits of film.* The traditional film business is healthy, and developing in new markets around the world. Some digital substitution is happening—as we expected—particularly in the professional markets, and we are at the forefront of products for the digital market, as well. One of our key thrusts is to leverage and extend the benefits of our film-related businesses far into the future. We are doing this through the application of digital technology in such areas as wholesale and retail photofinishing and by expanding our presence in emerging film markets.
- *Drive image output in all forms.* Ofoto's capabilities and Health Imaging's DryView laser imaging system are examples of how the company is extracting value from image output. So is our worldwide population of 35,000 Kodak picture maker kiosks. We will also be introducing the Kodak I.Lab system, with exceptionally high-quality, digitally enhanced output on silver-halide paper.
- *Facilitate ease of use in digital imaging.* Our EasyShare camera line's success demonstrates that for the consumer, we are making digital imaging one-button simple. Look for even better things to come from this product line.
- *Develop new businesses in new markets.* We are exploring and developing new business opportunities that may be higher in risk, but will position Kodak and its technology to capture a broader share of the infoimaging category.

While these have been exceptionally challenging times for our industry and for Kodak, we are working through them and continuing to do what we do best—provide top-quality products and services, leverage a brand that is second to none, maintain a strong balance sheet and cash position, and pursue growth paths that will fulfill our promising future. We have unique strengths: brand and share leadership, a well-deserved reputation for innovation, and unparalleled development and production expertise. We have a strong, diverse management team, talented and dedicated employees and an active, involved Board of Directors.

On behalf of everyone in the extended Kodak family—customers, employees, the Board and the communities in which we operate around the world—I thank you, our investors, for your confidence and support.



Daniel A. Carp
Chairman & Chief Executive Officer,
President & Chief Operating Officer



Critical Accounting Policies and Estimates

The accompanying consolidated financial statements and notes to consolidated financial statements contain information that is pertinent to management's discussion and analysis of financial condition and results of operations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. Actual results may differ from these estimates and assumptions.

The Company believes that the critical accounting policies discussed below involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset, liability, revenue and expense amounts.

Kodak recognizes revenue when it is realized or realizable and earned. For the sale of multiple-element arrangements whereby equipment is combined with services, including maintenance and training, and other elements, including software and products, the Company allocates to and recognizes revenue from the various elements based on verifiable objective evidence of fair value (if software is incidental to the transaction) or Kodak-specific objective evidence of fair value if software is other than incidental to the sales transaction as a whole. Revisions to these determinants of fair value would affect the timing of revenue allocated to the various elements in the arrangement and would impact the results of operations of the Company. For full-service solutions sales, which consist of the sale of equipment and software which may or may not require significant production, modification or customization, there are two acceptable methods of accounting: percentage of completion accounting and completed contract accounting. For certain of the Company's full-service solutions, the completed contract method of accounting is being followed by the Company. This is due to the Company's lack of historical experience resulting in the inability to provide reasonably dependable estimates of the revenues and costs applicable to the various stages of such contracts as would be necessary under the percentage of completion methodology. Furthermore, the Company records estimated reductions to revenue for customer incentive programs offered including cash discounts, price protection, promotional and advertising allowances and volume discounts. If market conditions were to decline, the Company may take actions to expand these customer offerings which may result in incremental reductions to revenue.

Kodak assesses the carrying value of its identifiable intangible assets, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying amount of the underlying asset may not be recoverable. Certain factors which may occur and indicate that an impairment exists include, but are not limited to: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the Company's use of the underlying assets; and significant adverse industry or market economic trends. In the event that the carrying value of assets are determined to be unrecoverable, the Company would record an adjustment to the respective carrying value.

Kodak maintains provisions for uncollectible accounts for estimated losses resulting from the inability of its customers to remit payments. If the financial condition of customers were to deteriorate, thereby resulting in an inability to make payments, additional allowances may be required.

Kodak provides estimated inventory allowances for excess, slow-moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. These reserves are based on current assessments about future demands, market conditions and related management initiatives. If market conditions and actual demands are less favorable than those projected by management, additional inventory write-downs may be required.

Kodak holds minority interests in certain publicly traded and privately held companies having operations or technology within its strategic area of focus. The Company's policy is to record an impairment charge on these investments when they experience declines in value which are considered to be other-than-temporary. Poor operating results of the investees or adverse changes in market conditions in the future may cause losses or an inability of the Company to recover its carrying value in these underlying investments.

Kodak evaluates the realizability of its deferred tax assets on an ongoing basis by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. In the determination of the valuation allowance, the Company has considered future taxable income and the feasibility of tax planning initiatives. Should the Company determine that it is more likely than not that it will realize certain of its deferred tax assets in the future, an adjustment would be required to reduce the existing valuation allowance and increase income. On the contrary, if the Company determined that it would not be able to realize its recorded net deferred tax asset, an adjustment to increase the valuation allowance would be charged to the results of operations in the period such conclusion was made. In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although management believes that adequate consideration has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the results of operations of the Company.

Management estimates expected product failure rates, material usage and service costs in the development of its warranty obligations. In the event that the actual results of these items differ from the estimates, an adjustment to the warranty obligation would be recorded.

Pension assets and liabilities are determined on an actuarial basis and are affected by the estimated market-related value of plan assets, estimates of the expected return on plan assets, discount rates and other assumptions inherent in these valuations. The Company annually reviews the assumptions underlying the actuarial calculations and makes changes to these assumptions, based on current market conditions, as necessary. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension (income) expense ultimately recognized. The other postretirement benefits liability is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in healthcare costs. Changes in the discount rate and differences between actual and expected healthcare costs will affect the recorded amount of other postretirement benefits expense.

Environmental liabilities are accrued based on estimates of known environmental remediation exposures. The liabilities include accruals for sites owned by Kodak, sites formerly owned by Kodak, and other third-party sites where Kodak was designated as a potentially responsible party (PRP). The amounts accrued for such sites are based on these estimates, which may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of remediation. To the extent that the current work plans are not effective in achieving targeted results, the proposals to regulatory agencies for desired methods and outcomes of remediation are not acceptable, or additional exposures are identified, Kodak's estimate of its environmental liabilities may change.

Summary (in millions, except per share data)	2001	Change	2000	Change	1999
Net sales	$ 13,234	–5%	$ 13,994	–1%	$ 14,089
Earnings from operations	345	–84%	2,214	+11%	1,990
Net earnings	76	–95%	1,407	+1%	1,392
Basic earnings per share	.26	–94%	4.62	+5%	4.38
Diluted earnings per share	.26	–94%	4.59	+6%	4.33

2001

The Company's results for the year included the following:

Charges of $830 million ($583 million after tax) related to the restructuring programs implemented in the second, third and fourth quarters and other asset impairments. See further discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and Note 14.

A charge of $41 million ($28 million after tax) for environmental exposures. See MD&A and Note 10.

A charge of $20 million ($14 million after tax) for the Kmart bankruptcy. See MD&A and Note 2.

Income tax benefits of $31 million, including a favorable tax settlement of $11 million and a $20 million benefit representing a decline in the year-over-year effective tax rate.

Excluding the above items, net earnings were $670 million, or $2.30 per basic and diluted share.

2000

The Company's results for the year included the following:

Charges of approximately $50 million ($33 million after tax) associated with the sale and exit of one of the Company's equipment manufacturing facilities. The costs for this effort, which began in 1999, related to accelerated depreciation of assets still in use prior to the sale of the facility in the second quarter, and costs for relocation of the operations.

Excluding the above, net earnings were $1,440 million. Basic earnings per share were $4.73 and diluted earnings per share were $4.70.

1999

The Company's results for the year included the following:

A restructuring charge of $350 million ($231 million after tax) related to worldwide manufacturing and photofinishing consolidation and reductions in selling, general and administrative positions worldwide. In addition, the Company incurred charges of $11 million ($7 million after tax) related to accelerated depreciation of assets still in use during 1999 and sold in 2000, in connection with the exit of one of the Company's equipment manufacturing facilities.

Charges totaling approximately $103 million ($68 million after tax) associated with the exits of the Eastman Software business ($51 million) and Entertainment Imaging's sticker print kiosk product line ($32 million) as well as the write-off of the Company's Calcomp investment ($20 million), which was determined to be unrecoverable.

Gains of approximately $120 million ($79 million after tax) related to the sale of The Image Bank ($95 million gain) and the Motion Analysis Systems Division ($25 million gain).

Excluding the above items, net earnings were $1,619 million. Basic earnings per share were $5.09 and diluted earnings per share were $5.03.

Detailed Results of Operations

Net Sales by Reportable Segment and All Other (in millions)	2001	Change	2000	Change	1999
Photography					
Inside the U.S.	$ 4,482	−10%	$ 4,960	+4%	$ 4,756
Outside the U.S.	4,921	−7%	5,271	−4%	5,509
Total Photography	9,403	−8%	10,231	0%	10,265
Health Imaging					
Inside the U.S.	1,089	+2%	1,067	+8%	984
Outside the U.S.	1,173	+2%	1,153	−2%	1,175
Total Health Imaging	2,262	+2%	2,220	+3%	2,159
Commercial Imaging					
Inside the U.S.	820	+15%	715	−4%	741
Outside the U.S.	639	−9%	702	−5%	738
Total Commercial Imaging	1,459	+3%	1,417	−4%	1,479
All Other					
Inside the U.S.	68	0%	68	−40%	113
Outside the U.S.	42	−28%	58	−21%	73
Total All Other	110	−13%	126	−32%	186
Total Net Sales	$ 13,234	−5%	$ 13,994	−1%	$ 14,089

Earnings from Operations by Reportable Segment and All Other (in millions)	2001	Change	2000	Change	1999
Photography	$ 787	−45%	$ 1,430	−16%	$ 1,709
Health Imaging	323	−38%	518	+7%	483
Commercial Imaging	165	−29%	233	−9%	257
All Other	(60)		(11)		(109)
Total of segments	1,215	−44%	2,170	−7%	2,340
Restructuring costs and credits and asset impairments	(732)		44		(350)
Wolf charge	(77)		–		–
Environmental reserve	(41)		–		–
Kmart charge	(20)		–		–
Consolidated total	$ 345	−84%	$ 2,214	+11%	$ 1,990

Net Earnings by Reportable Segment and All Other (in millions)	2001	Change	2000	Change	1999
Photography	$ 535	−48%	$ 1,034	−18%	$ 1,261
Health Imaging	221	−38%	356	+10%	324
Commercial Imaging	80	−11%	90	−49%	178
All Other	(38)		(2)		(61)
Total of segments	798	−46%	1,478	−13%	1,702
Restructuring costs and credits and asset impairments	(735)		44		(350)
Wolf charge	(77)		–		–
Environmental reserve	(41)		–		–
Kmart charge	(20)		–		–
Interest expense	(219)		(178)		(142)
Other corporate items	8		26		22
Income tax effects on above items and taxes not allocated to segments	362		37		160
Consolidated total	$ 76	−95%	$ 1,407	+1%	$ 1,392

2001 Compared with 2000

Consolidated Net worldwide sales were $13,234 million for 2001 as compared with $13,994 million for 2000, representing a decrease of $760 million, or 5% as reported, or 3% excluding the negative impact of exchange. Net sales in the U.S. were $6,459 million for 2001 as compared with $6,810 million for 2000, representing a decrease of $351 million, or 5%. Net sales outside the U.S. were $6,775 million for 2001 as compared with $7,184 million for 2000, representing a decrease of $409 million, or 6% as reported, or 2% excluding the negative impact of exchange. The U.S. economic condition throughout the year and the events of September 11th adversely impacted the Company's sales, particularly in the consumer film product groups within the Photography segment. The total decrease in net worldwide sales of $760 million, or 5%, was comprised of declines in Photography sales of $828 million, or 8%, and All Other sales of $16 million, or 13%, partially offset by increases in Health Imaging sales of $42 million, or 2%, and Commercial Imaging of $42 million or 3%. The decrease in Photography sales was driven by declines in consumer, entertainment origination and professional film products, consumer and professional color paper, photofinishing revenues and consumer and professional digital cameras.

Sales in emerging markets decreased 4% from 2000 to 2001. The net decrease in emerging market sales was comprised of decreases in Latin America, Asia, Greater China and the European, African and Middle Eastern Region (EAMER) Emerging Markets of 5%, 4%, 7% and 7%, respectively, partially offset by an increase in sales in the Greater Russia market of 17%.

Gross profit declined 19% with margins declining 5.7 percentage points from 40.2% in 2000 to 34.5% in 2001. Excluding special charges to cost of goods sold in 2001 and 2000 of $156 million and $50 million, respectively, gross profit margins decreased 4.8 percentage points from 40.5% in 2000 to 35.7% in 2001. The decline in margin was driven primarily by lower prices across many of the Company's traditional and digital product groups within the Photography segment, a significant decline in the margin in the Health Imaging segment, which was caused by declining prices and mix, and the negative impact of exchange.

Selling, general and administrative expenses (SG&A) increased $113 million, or 4%, in 2001 as compared to 2000. The increase in SG&A expenses is primarily attributable to charges of $73 million that the Company recorded in 2001 relating to Kmart's bankruptcy, environmental issues and the write-off of certain strategic investments that were impaired.

Research and development (R&D) expenses remained flat, decreasing $5 million from $784 million in 2000 to $779 million in 2001.

Earnings from operations decreased $1,869 million from $2,214 million in 2000 to $345 million in 2001. The decrease in earnings from operations is partially attributable to charges taken in 2001 totaling $891 million primarily relating to restructuring and asset impairments, significant customer bankruptcies and environmental issues. The remaining decrease in earnings from operations is attributable to the decrease in sales and gross profit margin percentage for the reasons described above.

Net earnings decreased $1,331 million from $1,407 million in 2000 to $76 million in 2001. The decrease in net earnings is attributable to lower earnings from operations, as described above, the increase in interest expense due to higher average borrowings during 2001, and the decrease in other income (charges) due to lower gains on the sale of investments.

The actual tax rates for the years ended December 31, 2001 and December 31, 2000 were 30% and 34%, respectively. The decline in the Company's 2001 actual tax rate as compared with the 2000 actual tax rate is primarily attributable to an increase in creditable foreign taxes and an $11 million tax benefit related to favorable tax settlements reached in the third quarter, which were partially offset by restructuring costs recorded in the second, third and fourth quarters, which provided reduced tax benefits to the Company.

Photography Net worldwide sales for the Photography segment were $9,403 million for 2001 as compared with $10,231 million for 2000, representing a decrease of $828 million, or 8% as reported, or 6% excluding the negative impact of exchange. Photography net sales in the U.S. were $4,482 million for 2001 as compared with $4,960 million for 2000, representing a decrease of $478 million, or 10%. Photography net sales outside the U.S. were $4,921 million for 2001 as compared with $5,271 million for 2000, representing a decrease of $350 million, or 7% as reported, or 3% excluding the negative impact of exchange.

Net worldwide sales of consumer film products, which include traditional 35mm film, Advantix film and one-time-use cameras in both the traditional and APS formats, decreased 7% in 2001 relative to 2000, reflecting a 3% decline in volume and a 2% decline in both exchange and price/mix. The composition of consumer film products in 2001 as compared with 2000 reflects a 2% decrease in volumes for Advantix film, a 7% increase in volume of one-time-use cameras and a 4% decline in volume of traditional film product lines. Sales of the Company's consumer film products within the U.S. decreased, reflecting a 5% decline in volume in 2001 as compared with 2000. Sales of consumer film products outside the U.S. decreased 9% in 2001 as compared with 2000, reflecting a 2% decrease in volume, 3% decline in price/mix and 4% decline due to foreign exchange. During 2001, the Company continued the efforts it began in 1998 to shift consumers to the differentiated, higher value Max and Advantix film product lines. For 2001, sales of the Max and Advantix product lines as a percentage of total consumer roll film revenue increased from a level of 62% in the fourth quarter of 2000 to 68% by the fourth quarter of 2001. The U.S.

film industry volume was down slightly in 2001 relative to 2000; however, the Company maintained full-year U.S. consumer film market share for the fourth consecutive year. During 2001, the Company reached its highest worldwide consumer film market share position in the past nine years. The Company's traditional film business is developing in new markets, and management believes the business is strong. However, digital substitution is occurring and the Company continues its development and application of digital technology in such areas as wholesale and retail photofinishing. Digital substitution is occurring more quickly in Japan and more slowly in the U.S., Europe and China.

Net worldwide sales of origination and print film to the entertainment industry decreased 4% in 2001 as compared with 2000. Origination film sales decreased 12%, reflecting a 9% decline in volume and a 3% decline due to the negative impact of exchange. The decrease in origination film sales was partially offset by an increase in print film of 4%, reflecting a 9% increase in volume, offset by declines attributable to exchange and price of 3% and 2%, respectively. After several consecutive years of growth in origination film sales, this decrease reflects a slight downward trend beginning in the second half of 2001 due to continued economic weakness in the U.S., which caused a decrease in television advertising spend and the resulting decline in the production of television commercials. Additionally, the events of September 11th caused a number of motion picture film releases and television show productions to be delayed or postponed.

Net worldwide sales of professional film products, which include color negative, color reversal and black-and-white film, decreased 13% in 2001 as compared with 2000. The downward trend in the sale of professional film products existed throughout 2001 and is the result of ongoing digital capture substitution and continued economic weakness in a number of markets worldwide.

Net worldwide sales of consumer color paper decreased 11% in 2001 as compared with 2000, reflecting a 4% decline in both volume and price/mix and a 3% decline due to exchange. The downward trend in color paper sales existed throughout 2001 and is due to industry declines resulting from digital substitution, market trends toward on-site processing where there is a decreasing trend in double prints, and a reduction in mail-order processing where Kodak has a strong share position. Effective January 1, 2001, the Company and Mitsubishi Paper Mills Ltd. formed the business venture, Diamic Ltd., a consolidated sales subsidiary, which is expected to improve the Company's color paper market share in Japan. Net worldwide sales of sensitized professional paper decreased 2% in 2001 as compared with 2000, reflecting a 4% increase in volume, offset by a 4% decrease in price and a 2% decline attributable to exchange.

Net worldwide revenues from on-site and overnight photofinishing equipment, products and services decreased 16% in 2001 as compared with 2000. This downward trend, which existed throughout 2001, is the result of a significant reduction in the placement of on-site photofinishing equipment due to the saturation of the U.S. market and the market's anticipation of the availability of new digital minilabs. During the fourth quarter of 2001, the Company purchased two wholesale, overnight photofinishing businesses in Europe. The Company acquired Spector Photo Group's wholesale photofinishing and distribution activities in France, Germany and Austria, and ColourCare Limited's wholesale processing and printing operations in the U.K. The Company believes that these acquisitions will facilitate its strategy to enhance retail photofinishing activities, provide access to a broader base of customers, create new service efficiencies and provide consumers with technologically advanced digital imaging services.

Net worldwide sales of the Company's consumer digital cameras decreased 3% in 2001 as compared with 2000, reflecting volume growth of 35% offset by declining prices and a 2% decrease due to negative exchange impact. The significant volume growth over the 2000 levels was driven by strong market acceptance of the new consumer EasyShare digital camera system, competitive pricing initiatives, and a shift in the go-to-market strategy to mass-market distribution channels. These factors have moved the Company into the number two consumer market share position in the U.S., up from the number three position as of the end of 2000. Net worldwide sales of professional digital cameras decreased 12% in 2001 as compared with 2000, primarily attributable to a 20% decline in volume.

Net worldwide sales of the Company's inkjet photo paper increased 55% in 2001 as compared with 2000, reflecting volume growth of 42% and increased prices. The inkjet photo paper demonstrated double-digit growth year-over-year throughout 2001, reflecting the Company's increased promotional activity at key retail accounts, improved merchandising and broader channel distribution of the entire line of inkjet paper within the product group. Net worldwide sales of professional thermal paper remained flat, reflecting an 8% increase in volume offset by declines attributable to price and negative exchange impact of 7% and 1%, respectively.

The Company continued its strong focus on the consumer imaging digital products and services, which include the picture maker kiosks and related media and consumer digital services revenue from picture CD, "You've Got Pictures" and Retailer.com. Combined revenues from the placement of picture maker kiosks and the related media decreased 2% in 2001 as compared with 2000, reflecting a decline in the volume of new kiosk placements partially offset by a 15% increase in kiosk media volume. This trend in increased media usage reflects the Company's focus on creating new sales channels and increasing the media burn per kiosk. Revenue from consumer digital services increased 15% in 2001 as compared with 2000. In addition, the Company experienced an increase in digital penetration in its Qualex wholesale labs. The principal products which contributed to this increase were picture CD and Retail.com. The average digital penetration rate for the number of rolls processed increased each quarter during 2001 up to a rate of 6.7% in the fourth quarter, reflecting a 49% increase over the fourth quarter of 2000. In certain major retail accounts, the digital penetration reached levels of up to 15%.

During the second quarter of 2001, the Company purchased Ofoto, Inc. The Company believes that Ofoto will solidify the Company's leading position in online imaging products and services. Since the acquisition, Ofoto has demonstrated strong order growth, with the average order size increasing by 31% over the 2000 level. In addition, the Ofoto customer base reflected growth of approximately 12% per month throughout 2001.

The gross profit margin for the Photography segment was 36.2% in 2001 as compared with 40.1% in 2000. The 3.9 percentage point decrease in gross margin for the Photography segment was primarily attributable to continued lower effective selling prices across virtually all product groups, including the Company's core products of traditional film, paper, and digital cameras, unfavorable exchange and flat distribution costs on a lower sales base.

SG&A expenses remained flat, decreasing 1% in 2001 as compared with 2000. As a percentage of sales, SG&A increased from 19.3% in 2000 to 20.9% in 2001. SG&A, excluding advertising, increased 4%, representing 14.6% of sales in 2001 and 12.9% of sales in 2000. R&D expenses decreased 6% in 2001 as compared with 2000. As a percentage of sales, R&D increased slightly from 5.6% in 2000 to 5.8% in 2001.

Earnings from operations decreased $643 million, or 45%, from $1,430 million in 2000 to $787 million in 2001, reflecting the lower sales and gross profit levels described above. Net earnings decreased $499 million, or 48%, from $1,034 million in 2000 to $535 million in 2001 due primarily to lower earnings from operations.

Health Imaging Net worldwide sales for the Health Imaging segment were $2,262 million for 2001 as compared with $2,220 million for 2000, representing an increase of $42 million, or 2% as reported, or a 4% increase excluding the negative impact of exchange. Net sales in the U.S. were $1,089 million for 2001 as compared with $1,067 million for 2000, representing an increase of $22 million or 2%, while net sales outside the U.S. were $1,173 million for 2001 as compared with $1,153 million for 2000, representing an increase of $20 million, or 2% as reported, or 6% excluding the negative impact of exchange. Sales in emerging markets increased slightly, up 4% from 2000 to 2001.

Net sales of digital products, which include laser imagers (DryView imagers and wet laser printers), digital media (DryView and wet laser media), digital capture equipment (computed radiography capture equipment and direct radiography equipment) and picture archiving and communications systems (PACS), increased 11% in 2001 as compared with 2000. The increase in digital sales was principally the result of a 184% increase in digital capture revenues resulting from a 201% increase in volume, partially offset by declines attributable to price and foreign exchange. Laser imaging equipment, services and film also contributed to the increase in digital sales, as sales in these combined categories increased 3% in 2001 as compared with 2000. The 3% increase in these product groups was the result of increases in DryView laser imagers and media of 8% and 33%, respectively, which were partially offset by the expected decreases in wet laser printers and media of 8% and 29%, respectively, in 2001 as compared with 2000. Sales of PACS increased 9% in 2001 as compared with 2000, reflecting a 16% increase in volume, partially offset by declines attributable to price and foreign exchange of 4% and 3%, respectively.

Sales of traditional medical products, which include analog film, equipment, chemistry and services, decreased 7% in 2001 as compared with 2000. This decline was primarily attributable to a 12% decrease in non-specialty medical sales. The decrease in these sales was partially offset by an increase in specialty Mammography and Oncology sales, which increased 4%, reflecting a 12% increase in volume, offset by declines attributable to price/mix and foreign exchange of 6% and 2%, respectively. Additionally, Dental sales increased 3% in 2001 as compared with 2000, reflecting a 5% increase in volume, which was partially offset by declines of 1% attributable to both price/mix and foreign exchange.

The gross profit margin for the Health Imaging segment was 38.4% in 2001 as compared with 46.6% in 2000. The 8.2 percentage point decrease in gross margin is primarily attributable to selling price declines in 2001, driven by the continued conversion of customers to lower pricing levels under the Company's Novation Group Purchasing Organization contracts and a larger product mix shift from higher margin traditional analog film toward lower margin digital capture and printing equipment. Additionally, in 2001 as compared with 2000, the Company incurred higher service costs due to an increase in volume of new digital capture equipment and systems placements, compounded by short-term start-up reliability issues with the new equipment.

SG&A expenses increased 4% in 2001 as compared with 2000. As a percentage of sales, SG&A increased from 15.8% in 2000 to 16.2% in 2001. R&D expenses increased 10% in 2001 as compared with 2000. As a percentage of sales, R&D increased from 6.2% in 2000 to 6.7% in 2001.

Earnings from operations decreased $195 million, or 38%, from $518 million in 2000 to $323 million in 2001, which is attributable to the decrease in the gross profit percentage in 2001 as compared with 2000, as described above. Net earnings decreased $135 million, or 38%, from $356 million in 2000 to $221 million in 2001 due to lower earnings from operations as described above.

Commercial Imaging Net worldwide sales for the Commercial Imaging segment were $1,459 million for 2001 as compared with $1,417 million for 2000, representing an increase of $42 million, or 3% as reported, or 5% excluding the negative impact of exchange. Net sales in the U.S.

were $820 million for 2001 as compared with $715 million for 2000, representing an increase of $105 million, or 15%. Net sales outside the U.S. were $639 million for 2001 as compared with $702 million for 2000, representing a decrease of $63 million, or 9% as reported, or 4% excluding the negative impact of exchange.

Net worldwide sales of document imaging equipment, products and services increased 8% in 2001 as compared with 2000. The increase in sales was primarily attributable to an increase in service revenue due to the acquisition of the Bell & Howell Imaging business in the first quarter of 2001. With the acquisition of the Bell & Howell Imaging business, the Company continues to secure new exclusive third-party maintenance agreements. The increase in revenue was also due to strong demand for the Company's iNnovation series scanners, specifically the new i800 series high-volume document scanner.

Net worldwide sales of the Company's commercial and government products and services increased 16% in 2001 as compared with 2000. The increase in sales was principally due to an increase in revenues from government products and services under its government contracts.

Net worldwide sales for wide-format inkjet products were a contributor to the net increase in Commercial Imaging sales as these revenues increased 9% in 2001 as compared with 2000, reflecting year-over-year sales increases throughout 2001. The Company continues to focus on initiatives to grow this business as reflected in the worldwide launch of the 5260 wide-format inkjet printer in the fourth quarter of 2001 and the acquisition of ENCAD, Inc. in January of 2002. Given ENCAD's strong distribution position in this industry, the acquisition of ENCAD is expected to provide the Company with a strong channel to the wide-format inkjet printer market, which Kodak had not previously served.

Net worldwide sales of graphic arts products to Kodak Polychrome Graphics (KPG), an unconsolidated joint venture affiliate in which the Company has a 50% ownership interest, decreased 15% in 2001 as compared with 2000. The largest contributor to this decline in sales was graphics film, which experienced a 20% decrease, reflecting a 19% decrease in volume and small declines attributable to price/mix and foreign exchange. The decrease in sales to KPG is attributable to continued technology substitution and economic weakness. During 2001, KPG continued to implement the operational improvements it began in 2000, which returned the joint venture to profitability in the first quarter and throughout 2001. In the fourth quarter of 2001, KPG completed its acquisition of Imation's color proofing and software business. The Company believes that Imation's portfolio of products will complement and expand KPG's offerings in the marketplace, which should drive sell-through of Kodak's graphics products. The Company is the exclusive provider of graphic arts products to KPG.

Net worldwide sales of products to NexPress, an unconsolidated joint venture affiliate in which the Company has a 50% ownership interest, decreased in 2001 as compared with 2000, reflecting a 15% decrease in volume and declines in price/mix. In September 2001, the joint venture achieved its key milestone in launching the NexPress 2100 printer product at the Print '01 trade show. There is strong customer demand for the new printer, which the Company believes should drive increased sell-through of Kodak's products through the joint venture.

The gross profit margin for the Commercial Imaging segment was 30.7% in 2001 as compared with 33.4% in 2000. The 2.7 percentage point decrease in gross margin is primarily attributable to lower selling prices in a number of product groups within the segment.

SG&A expenses increased 19% in 2001 as compared with 2000. As a percentage of sales, SG&A increased from 12.4% in 2000 to 14.4% in 2001. R&D expenses decreased 5%. As a percentage of sales, R&D decreased from 4.3% in 2000 to 4.0% in 2001.

Earnings from operations decreased $68 million, or 29%, from $233 million in 2000 to $165 million in 2001, which is attributable to the decrease in the gross profit percentage and an increase in SG&A expenses in 2001 as compared with 2000, as described above. Net earnings decreased $10 million, or 11%, from $90 million in 2000 to $80 million in 2001. Net earnings include positive earnings from the Company's equity in the income of KPG.

All Other Net worldwide sales of businesses comprising All Other were $110 million for 2001 as compared with $126 million for 2000, representing a decrease of $16 million, or 13% as reported, with no impact from exchange. Net sales in the U.S. were flat at $68 million for both 2001 and 2000, while net sales outside the U.S. were $42 million for 2001 as compared with $58 million for 2000, representing a decrease of $16 million, or 28% as reported, or 30% excluding the impact of exchange.

The decrease in worldwide net sales was primarily attributable to a decrease in optics revenues of 39% and a decrease in revenues due to the divestment of the Eastman Software business in 2000. These decreases were partially offset by a 10% increase in the sale of sensors.

In December 2001, the Company and SANYO announced the formation of a business venture, SK Display Corporation, to manufacture and sell active matrix organic light emitting diode (OLED) displays for consumer devices. Kodak will have a 34% ownership interest in this venture. For 2001, there were no sales relating to this business. In the future, the Company will derive revenue through royalty income and sales of raw materials and finished displays.

Earnings from operations decreased $49 million from a loss of $11 million in 2000 to a loss of $60 million in 2001. The increase in the loss is attributable to increased costs incurred for the continued development of the OLED technology, the establishment of the SK Display business venture and costs incurred to grow the existing optics and sensor businesses.

2000 Compared with 1999

Consolidated Net worldwide sales were $13,994 million for 2000 as compared with $14,089 million for 1999, representing a decrease of $95 million, or 1%. Excluding portfolio adjustments and the negative impact of foreign exchange, which reduced revenue by 2% and 3%, respectively, net worldwide sales increased 4% as compared with 1999. Net sales in the U.S. were $6,810 million for 2000 as compared with $6,594 million for 1999, representing an increase of $216 million, or 3%. Net sales outside the U.S. were $7,184 million for 2000 as compared with $7,495 million for 1999, representing a decrease of $311 million, or 4% as reported, or an increase of 2% excluding the negative impact of exchange. Deterioration in the U.S. economic conditions in the second half of the year adversely impacted the Company's sales, particularly within the Photography segment. Net worldwide sales of consumer film products, professional film products and traditional paper all decreased in 2000 as compared with 1999. The decreases in these product groups were partially offset by increases in film sales to the entertainment industry, photofinishing revenues and consumer digital camera sales.

Sales in emerging markets increased 7% in 1999 as compared with 2000. The increase in emerging market sales is comprised of increases in Latin America, Asia, EAMER Emerging Markets, Greater Russia and Greater China of 3%, 9%, 2%, 39% and 10%, respectively.

Gross profit declined 6% with margins declining 2.4 percentage points from 42.6% in 1999 to 40.2% in 2000. Excluding special charges in both years, gross profit margins decreased 2.8 percentage points from 43.3% in 1999 to 40.5% in 2000. The decline in margin was driven primarily by lower prices, increased sales of lower margin products, like one-time-use cameras and consumer digital cameras, and the negative impact of exchange. Productivity gains that were recognized earlier in the year were partially offset during the fourth quarter as the Company reduced inventories in the face of slowing demand and retailer inventory reductions.

SG&A expenses decreased 7% from 19.2% of sales in 1999 to 18.0% in 2000. The reduction in SG&A expenses primarily reflects the success of the Company's cost-reduction initiatives and portfolio actions.

R&D expenses decreased 4% during the year from 5.8% of sales in 1999 to 5.6% in 2000. This decline primarily reflects the benefit of portfolio actions, primarily the divestiture of Eastman Software.

Earnings from operations increased 11% or $224 million in 2000. Adjusting for special charges in both years, earnings from operations declined $190 million or 8% as increased sales volumes in many of the Company's businesses and the success of cost-savings initiatives did not offset lower effective selling prices and adverse currency movements.

Interest expense increased 25% over 1999 reflecting higher average borrowings and rising interest rates. Other income decreased by $165 million or 63% from 1999 due largely to the inclusion of gains of $120 million from the sale of the Image Bank and Motion Analysis Systems Division in 1999. Excluding the gains from the sale of these businesses, other income declined $45 million, primarily reflecting lower equity earnings from the Company's KPG joint venture.

Net earnings increased $15 million, or 1%, in 2000 as compared with 1999. Adjusting for special charges and credits in both years, net income decreased $323 million, or 19%. The decrease in net earnings is primarily attributable to a decline in the gross profit margin, an increase in interest expense, and lower equity earnings from KPG.

The effective tax rate for both 2000 and 1999 was 34%.

Photography Net worldwide sales for the Photography segment were $10,231 million for 2000 as compared with $10,265 million for 1999, representing a decrease of $34 million, reflecting flat sales as reported, or a 3% increase excluding the negative impact of exchange. Photography net sales in the U.S. were $4,960 million for 2000 as compared with $4,756 million for 1999, representing an increase of $204 million, or 4%. Photography net sales outside the U.S. were $5,271 million for 2000 as compared with $5,509 million for 1999, representing a decrease of $238 million, or 4% as reported, or an increase of 2% excluding the negative impact of exchange.

Net worldwide sales of the Company's consumer film products, which include traditional 35mm film, Advantix film and one-time-use cameras in both the traditional and APS formats, decreased 1% in 2000 as compared with 1999, reflecting increased volumes in all major categories, offset by declines attributable to pricing pressures and adverse currency movements. Sales of the Company's consumer film products within the U.S. increased 2% in 2000 as compared with 1999, reflecting a 17% volume increase in one-time-use cameras and a 15% volume increase in Advantix film, partially offset by a 2% volume decrease in traditional 35mm film. The Company maintained full-year U.S. consumer film market share for the third consecutive year. Sales of the Company's consumer film products outside the U.S. decreased 4% in 2000 as compared with 1999, reflecting increased volumes which were offset by lower prices and negative currency movements. During 2000, the Company continued the efforts it began in 1998 to shift consumers to the differentiated, higher value Max and Advantix film products. By the fourth quarter of 2000, combined U.S. sales of Max and Advantix films represented approximately 62% of total U.S. consumer roll film revenues, up 6 percentage points as compared with the year-end 1999 level.

Net worldwide sales of origination and print film to the entertainment industry increased 4% in 2000 as compared with 1999. Print film sales increased 10% in 2000 as compared with 1999, reflecting a 20% increase in volume, offset by declines due to price and exchange of 6% and 4%, respectively. The increase in print film sales were partially offset by a decrease in origination film sales, which decreased 1% in 2000 as compared with 1999, reflecting a 2% increase in volume offset by a 3% decline due to foreign exchange. The net sales increase in film sales to the entertainment industry reflects the recovery of the motion picture film industry from the softness of a year ago.

Net worldwide sales of film products for the professional consumer, which include color negative, color reversal and black-and-white film, decreased 10% during 2000 as compared with 1999. The decrease in sales of professional consumer film reflects a decrease in volume and pricing pressures in most product groups, partially offset by an increase in sales volume within the color negative product group. The net downward trend in the sale of professional film products existed throughout 2000 and is due principally to the ongoing digital capture substitution.

Net worldwide sales of the Company's consumer color paper decreased 3% in 2000 as compared with 1999, reflecting lower prices and a negative foreign exchange impact, which were partially offset by an increase in volume. Net sales of color paper in the U.S. increased 1%, as 3% volume increases outweighed the lower prices. Net sales outside the U.S. decreased 5%, as increased volumes could not offset lower price/mix and negative exchange movements. Net worldwide sales of sensitized paper for the professional consumer decreased 10% in 2000 as compared with 1999, reflecting declines due to volume, price and exchange of 2%, 5% and 3%, respectively.

Revenues from the Company's on-site and overnight photofinishing equipment, products and services increased 3% in 2000 as compared with 1999, primarily due to increased placements of minilabs during the year.

Net worldwide sales of the Company's consumer digital cameras increased 26% in 2000 as compared with 1999, reflecting a 72% increase in unit volumes, offset by declines in both price and exchange. The lower sales prices reflect the competitiveness in this business. Consumer digital camera sales in the U.S. increased 17%, while sales outside the U.S. increased 38%. The increase in sales of digital cameras both inside and outside the U.S. reflect higher volumes, offset partially by lower prices. As of the end of 2000, the Company had the number three consumer market share position in the U.S. The net worldwide sales of digital cameras for the professional consumer decreased 37% in 2000 as compared with 1999, reflecting decreases in volume, price and exchange.

The net worldwide sales of the Company's inkjet photo paper increased 34% in 2000 as compared with 1999, reflecting significant volume increases over 1999 levels. Worldwide sales of thermal paper for the professional consumer remained flat, reflecting a decrease of 1% in 2000 as compared with 1999.

The Company continued its strong focus on the consumer imaging digital business, which includes the picture maker kiosks/media and consumer imaging digital products and services revenue from picture CD, "You've Got Pictures," Print@Kodak and PictureVision. Revenues from the placement of picture maker kiosks and the related media increased 17% in 2000 as compared with 1999, representing an increase in both equipment and thermal media sales of 19% and 15%, respectively. This trend in increased media usage reflects the Company's focus on creating new sales channels and increasing the media burn per kiosk. As of the end of 2000, the number of Kodak picture maker kiosk placements was in excess of 29,000, reflecting an increase of 6,000 over the 1999 level. Revenue from consumer digital services increased 103% in 2000 as compared with 1999. In addition, the Company experienced an increase in digital penetration in its Qualex wholesale labs. The average digital penetration rate for the number of rolls scanned averaged 4.1% for the year.

The sales of the Motion Analysis Systems Division and The Image Bank in 1999 contributed to the decrease in revenues in 2000 as compared with 1999. As a result of these business sales, Photography segment sales decreased $105 million in 2000 as compared with 1999. Other product groups contributing to the net decrease in worldwide Photography segment sales include CD Media, which experienced a sales decrease of 44% in 2000 as compared with 1999.

The gross profit margin for the Photography segment was 40.1% in 2000 as compared with 43.8% in 1999. The 3.7 percentage point decrease in gross margin is primarily attributable to continued lower effective selling prices across virtually all product groups, including the Company's core products of traditional film, paper, and digital cameras, unfavorable product mix and adverse exchange movements.

SG&A expenses decreased 6% in 2000 as compared with 1999, reflecting the benefits of the Company's cost-reduction efforts and a $12 million charge recorded in SG&A in 1999 relating to business exits. As a percentage of sales, SG&A decreased from 20.5% in 1999 to 19.3% in 2000. SG&A, excluding advertising, decreased 8%, representing 12.9% of sales in 2000 and 13.9% of sales in 1999. R&D remained flat as a percentage of sales at 5.6%.

Earnings from operations decreased $279 million, or 16%, from $1,709 million in 1999 to $1,430 million in 2000, reflecting the slightly lower sales and the 3.9 percentage point decrease in the gross profit margin, offset partially by charges taken in 1999 associated with the exit of the sticker print kiosk product line, the write-off of the Calcomp investment, and the decrease in SG&A expenses described above. Net earnings decreased $227 million, or 18%, from $1,261 million in 1999 to $1,034 million in 2000, reflecting lower earnings from operations and $120 million of other income in 1999 relating to the sale of The Image Bank and the Motion Analysis Systems Division.

Health Imaging Net worldwide sales for the Health Imaging segment were $2,220 million for 2000 as compared with $2,159 million for 1999, representing an increase of $61 million, or 3% as reported, or 6% excluding the negative impact of exchange. Health Imaging net sales in the U.S. were $1,067 million for 2000 as compared with $984 million for 1999, representing an increase of $83 million or 8%, while net sales outside the U.S. were $1,153 million for 2000 as compared with $1,175 million for 1999, representing a decrease of $22 million, or 2% as reported, or an increase of 4% excluding the negative impact of exchange. Sales in emerging markets increased 7% in 2000 as compared with 1999.

Net worldwide sales of digital products (including laser printers, digital media, digital capture equipment and PACS), increased 11% in 2000 as compared with 1999. The increase in sales of digital products in 2000 as compared with 1999 was driven by a 67% increase in DryView laser imager placements, a 48% increase in DryView media due to higher volumes, a 120% increase in digital capture products and a 25% increase in PACS. The growth in sales from these product groups was partially offset by the expected decline in wet laser imaging sales.

Sales of the Company's traditional medical products, including analog film, equipment, chemistry and services, declined 3%. Within the Company's traditional products, traditional analog film products (excluding Mammography and Oncology and Dental products) decreased 7%, reflecting flat volumes, unfavorable exchange and anticipated price declines. Also within the Company's traditional products, Mammography and Oncology specialty product sales increased 12% in 2000 as compared with 1999, reflecting higher volumes. Sales of traditional Dental products increased 5% over the same period due to slightly higher volumes and favorable pricing.

The gross profit margin for the Health Imaging segment was relatively flat at 46.6% in 2000 as compared with 47.1% in 1999.

SG&A expenses decreased 7% in 2000 as compared with 1999. As a percentage of sales, SG&A decreased from 17.5% in 1999 to 15.8% in 2000, reflecting the benefits of cost-control initiatives and the continued successful integration of the Imation business acquired in December 1998. R&D expenses increased 5% in 2000 as compared with 1999. As a percentage of sales, R&D increased slightly from 6.1% in 1999 to 6.2% in 2000.

Earnings from operations increased $35 million, or 7%, from $483 million in 1999 to $518 million in 2000, which is attributable to increased sales, a consistent gross profit margin percentage year-over-year, and a decrease in SG&A expenses, which more than offset the increase in R&D spending. Net earnings increased $32 million, or 10%, from $324 million in 1999 to $356 million in 2000.

Commercial Imaging Net worldwide sales for the Commercial Imaging segment were $1,417 million for 2000 as compared with $1,479 million for 1999, representing a decrease of $62 million, or 4% as reported, or 1% excluding the negative impact of exchange. Net sales in the U.S. were $715 million for 2000 as compared with $741 million for 1999, representing a decrease of $26 million, or 4%. Net sales outside the U.S. were $702 million for 2000 as compared with $738 million for 1999, representing a decrease of $36 million, or 5% as reported, or flat sales excluding the negative impact of exchange.

Net worldwide sales in the Company's digital imaging equipment and services product groups decreased 5% in 2000 as compared with 1999. The decrease in sales was primarily attributable to a decrease in revenues in the traditional equipment and media product groups, reflecting lower volumes.

Net worldwide sales in the Company's commercial and government product groups increased 26% in 2000 as compared with 1999. The increase in sales was principally due to increased revenues under its government contracts.

Net worldwide sales for wide-format inkjet products increased 63% in 2000 as compared with 1999, as the Company continued its efforts to improve its position in this market.

Net worldwide sales of graphic arts products to KPG decreased 23% in 2000 as compared with 1999. With decreases in sales of all product groups sold to KPG, including film, equipment, paper, digital media and chemicals, the largest contributor to this decline in sales was graphics film, which decreased 30%. The decrease in sales to KPG is attributable to KPG's ongoing inventory re-balancing efforts, which is part of an overall process improvement program within the joint venture. The joint venture has begun to realize some of the benefits from the capacity consolidation, workforce reductions, infrastructure realignment, and other process improvements started earlier in 2000. The Company is the exclusive provider of graphic arts products to KPG.

Net worldwide sales of products to NexPress were flat in 2000 as compared with 1999, and immaterial to the Company.

The gross profit margin for the Commercial Imaging segment was 33.4% in 2000 as compared with 35.0% in 1999. The 1.6 percentage point decrease in gross margin is primarily attributable to lower selling prices and adverse currency movements.

SG&A expenses increased 5% in 2000 as compared with 1999. As a percentage of sales, SG&A increased from 11.4% in 1999 to 12.4% in 2000. R&D expenses decreased 31% in 2000 as compared with 1999. As a percentage of sales, R&D decreased from 5.9% in 1999 to 4.3% in 2000.

Earnings from operations decreased $24 million, or 9%, from $257 million in 1999 to $233 million in 2000, which is attributable to the slight decrease in the gross profit margin percentage and an increase in SG&A expenses in 2000 as compared with 1999, as described above. Net earnings decreased $88 million, or 49%, from $178 million in 1999 to $90 million in 2000. The decrease in net earnings is primarily attributable to lower earnings from operations and the Company's equity in the losses of KPG and NexPress.

All Other Net worldwide sales for All Other were $126 million for 2000 as compared with $186 million for 1999, representing a decrease of $60 million, or 32% as reported, or 31% excluding the negative impact from exchange. Net sales in the U.S. were $68 million for 2000 as compared with $113 million for 1999, representing a decrease of $45 million, or 40%, while net sales outside the U.S. were $58 million for 2000 as compared with $73 million for 1999, representing a decrease of $15 million, or 21% as reported, or 18% excluding the negative impact of exchange.

The decrease in worldwide net sales was primarily attributable to a decrease in revenues due to the divestment of the Eastman Software business in 2000, the sale of the Company's Office Imaging business in 1999 and a decrease in the sale of semi-finished equipment and products to third parties, which was partially offset by an increase in optics revenues.

Earnings from operations increased $98 million from a loss of $109 million in 1999 to a loss of $11 million in 2000. The decrease in the loss from 1999 to 2000 is primarily attributable to a reduction in operating losses from the Eastman Software and the Office Imaging businesses due to the sale of these businesses in 2000 and 1999, respectively.

Restructuring Costs and Other

The following table summarizes the activity with respect to the restructuring charges and reversals recorded in 2001, 2000 and 1999 and the remaining balance in the related restructuring and asset impairment reserves at December 31, 2001:

(in millions)

	Number of Employees	Severance Reserve	Inventory Reserve	Long-term Assets Reserve	Exit Costs Reserve	Total
1999 charges	3,400	$ 250	$ –	$ 90	$ 10	$ 350
1999 utilization	(400)	(21)	–	(90)	–	(111)
Ending balance at December 31, 1999	3,000	229	–	–	10	239
2000 reversal	(500)	(44)	–	–	–	(44)
2000 utilization	(2,500)	(185)	–	–	(10)	(195)
Ending balance at December 31, 2000	–	–	–	–	–	–
2001 charges	7,200	351	84	215	48	698
2001 reversal	(275)	(20)	–	–	–	(20)
2001 utilization	(2,700)	(56)	(84)	(215)	(5)	(360)
Ending balance at December 31, 2001	4,225	$ 275	$ –	$ –	$ 43	$ 318

2001 Restructuring Programs and Other

During 2001, the Company recorded a total charge for its two separate restructuring programs, the first of which was implemented in the second and third quarters of 2001 and the second of which was implemented in the fourth quarter of 2001, of $698 million, primarily for the rationalization of the U.S. photofinishing operations, the elimination of excess manufacturing capacity, the exit of certain operations and reductions in research and development positions and selling, general and administrative positions worldwide. The total restructuring amount of $698 million was comprised of charges for severance, long-term assets, inventory, and exit costs of $351 million, $215 million, $84 million, and $48 million, respectively. Additionally, during 2001, the Company recorded asset impairments relating to the Wolf Camera bankruptcy, its photofinishing operations, relocation costs in connection with a closed manufacturing site and investments in strategic and non-strategic ventures (See Note 6) of $77 million, $42 million, $18 million and $15 million, respectively.

Approximately $351 million of the charges of $698 million was for employee severance covering 7,200 worldwide positions. The geographic breakdown includes approximately 4,300 employees in the U.S. and Canada and 2,900 throughout the rest of the world. The 7,200 personnel were associated with the realignment of manufacturing (2,450), service and photofinishing operations (1,950), R&D (425) and administrative (2,375) functions in various locations of the Company's worldwide operations. Approximately 2,700 positions were eliminated by the end of 2001, with the majority of the remaining positions to be eliminated during the early part of 2002. In the fourth quarter of 2001, the Company reversed $20 million of the second quarter severance charge as certain severance actions, primarily in the European, African and Middle Eastern Region (EAMER) and Japan, will be completed at a total cost less than originally estimated. This is the result of a lower actual severance cost per employee as compared with the original amounts estimated.
In addition, approximately 275 (150 service and photofinishing, 100 administrative and 25 R&D) fewer employees will be separated. The original severance accrual of $351 million and the $20 million reversal were included in restructuring costs and other.

The Company included $119 million of the $698 million provision in cost of goods sold, representing an $84 million inventory write-down associated with product line discontinuances and $35 million related to accelerated depreciation on assets presently used in operations which were disposed of during the latter part of 2001 or will be disposed of through abandonment within the first three months of 2002.

Also included in restructuring costs and other were write-offs and costs associated with the Company's exit from non-strategic operations and investments, consisting of $180 million for the write-off of capital assets, goodwill and investments, and $48 million for exit costs. The exit costs consist principally of lease termination expenses, shutdown costs and vendor penalty payments, which have been accrued on an undiscounted basis.

Restructuring actions related to the Photography, Health and Commercial segments amounted to $360 million, $43 million and $21 million, respectively. The remaining $254 million were for actions associated with the manufacturing, research and development, and selling and administrative functions shared across all the segments.

The Company realized savings of approximately $50 million from these programs in 2001. Total savings in 2002 are estimated to be $450 million from these programs. The net cash cost of these programs will be recovered by the end of 2002. All actions under these programs will be completed by the end of 2002.

In 2001, the Company recorded a $77 million charge associated with the bankruptcy of the Wolf Camera Inc. consumer retail business. This amount is reflected in restructuring costs and other.

During 2001, the Company recorded a $42 million charge representing the write-off of certain lease residuals, receivables and capital assets resulting primarily from technology changes in the transition from optical to digital photofinishing equipment within the Company's onsite photofinishing operations. The charges for the lease residuals and capital assets totaling $19 million have been included in cost of goods sold. The remaining $23 million has been included in restructuring costs and other.

1999 Program

During the third quarter of 1999, the Company recorded a restructuring charge of $350 million relating to worldwide manufacturing and photofinishing consolidation and reductions in selling, general and administrative positions worldwide. Approximately $250 million of the $350 million restructuring charge was for severance covering 3,400 worldwide positions. The geographic breakdown included approximately 1,475 employees in the U.S. and Canada and 1,925 throughout the rest of the world. These reductions were associated with the realignment of manufacturing (1,500) and service and photofinishing operations (870), and the consolidation of sales and marketing (460), R&D (70) and administrative (500) functions in various locations of the Company's worldwide operations.

In the second quarter of 2000, the Company reversed approximately $44 million of severance-related costs originally recorded as part of this program. The reversal was the result of two factors which occurred during the second quarter. First, certain manufacturing operations originally planned to be outsourced were retained, as cost-beneficial arrangements for the Company could not be reached. Second, severance actions in Japan and Europe were completed at a cost less than originally estimated. Consequently, approximately 500 (450 manufacturing and 50 administrative) fewer employees were separated. The original $350 million charge in 1999 and the $44 million reversal are included in restructuring costs and other. Aside from the actions described above, all other projects included in this program were effectively completed by December 31, 2000. A total of 2,900 employees were terminated under this program in 2000 and 1999.

Also included in restructuring costs and other are $90 million for asset write-downs and $10 million for shutdown costs. These charges are primarily for vacant buildings to be sold, equipment to be shut down and other costs related to the Company's sale and exit of its Elmgrove manufacturing facility.

Restructuring actions related to the Photography, Health and Commercial segments amounted to $106 million, $11 million and $6 million, respectively. The remaining $227 million were for actions associated with the manufacturing, research and development, and selling and administrative functions shared across all the segments.

The Company realized approximate savings associated with this program of $90 million in 2000, and an additional $50 million of savings in 2001, resulting in a total annual run rate savings of $140 million. The net cash cost of this program was recovered in two years.

Other Cost Reductions In addition to the charges discussed above, the Company incurred charges of approximately $18 million, $50 million and $11 million in 2001, 2000 and 1999, respectively, for the accelerated depreciation of certain assets which remained in use until the Company sold its Elmgrove manufacturing facility in the second quarter of 2000, and related relocation costs. These charges were included in cost of goods sold. The sale of this facility did not result in a material gain or loss to the Company.

Outlook

The Company expects 2002 to be another difficult economic year, with full year revenues level with 2001 and some earnings improvement in the second half of 2002. We do not expect to see any real upturn in the economy until 2003, with a very gradual return to consumer spending habits and behavior that will positively affect our business growth. The Company will continue to take actions to minimize the financial impact of this slowdown. These actions include efforts to better manage production and inventory levels and reduce capital spending, while at the same time reducing discretionary spending to further hold down costs. The Company will also complete the implementation of the restructuring programs announced in 2001 to make its operations more cost competitive and improve margins, particularly in its health imaging and consumer digital camera businesses.

During 2000, the Company completed an ongoing program of real estate divestitures and portfolio rationalization that contributed to other income (charges) reaching an annual average of $100 million over the past three years. Now that this program is largely complete, the other income (charges) category is expected to run in the negative $50 million to negative $100 million range annually.

The Company expects its effective tax rate to approximate 29% in 2002. The lower rate is attributable to favorable tax benefits from the elimination of goodwill amortization and expected increased earnings from operations in certain lower-taxed jurisdictions outside the U.S.

From a liquidity and capital resource perspective, the Company expects to generate $6 billion in cash flow after dividends during the next six years, with approximately $400 million of this being achieved in 2002. This will enable the Company to maintain its dividend, pay down debt and make acquisitions that promote profitable growth. Cash flow is defined as net cash flows (after dividends), excluding the impacts from debt and transactions in the Company's own equity, such as stock repurchases and proceeds from the exercise of stock options.

The Euro

The Treaty on European Union provided that an economic and monetary union (EMU) be established in Europe whereby a single European currency, the Euro, replaces the currencies of participating member states. The Euro was introduced on January 1, 1999, at which time the value of participating member state currencies was irrevocably fixed against the Euro and the European Currency Unit (ECU) was replaced at the rate of one Euro to one ECU. For the three-year transitional period ending December 31, 2001, the national currencies of member states continued to circulate, but as sub-units of the Euro. New public debt was issued in Euros and existing debt was redenominated into Euros. At the end of the transitional period, Euro banknotes and coins were issued, and the national currencies of the member states will cease to be legal tender no later than June 30, 2002. The countries that adopted the Euro on January 1, 1999 were Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, and Spain. Greece was part of the transition. The Company has operations in all of these countries.

As a result of the Euro conversion, it is possible that selling prices of the Company's products and services will experience downward pressure, as current price variations among countries are reduced due to easy comparability of Euro prices across countries. Prices will tend to harmonize, although value-added taxes and transportation costs will still justify price differentials. Adoption of the Euro will probably accelerate existing market and pricing trends including pan-European buying and general price erosion.

On the other hand, currency exchange and hedging costs will be reduced; lower prices and pan-European buying will benefit the Company in its purchasing endeavors; the number of banks and suppliers needed will be reduced; there will be less variation in payment terms; and it will be easier for the Company to expand into new marketing channels such as mail-order and Internet marketing.

The Company made changes in areas such as marketing and pricing, purchasing, contracts, payroll, taxes, cash management and treasury operations. Under the "no compulsion no prohibition" rules, billing systems were modified so that the Company is able to show total gross, value-added tax, and net in Euros on national currency invoices. This enables customers to pay in the new Euro currency if they wish to do so. Countries that have installed ERP/SAP software in connection with the Company's enterprise resource planning project are able to invoice and receive payments in Euros as well as in other currencies. Systems for pricing, payroll and expense reimbursements continued to use national currencies until year-end 2001. The functional currencies in the affected countries were the national currencies until May 2001 (except Germany and Austria (October 2001)), when they changed to the Euro. Systems changes for countries not on SAP (Finland and Greece) were implemented in 2001.

Liquidity and Capital Resources

2001 Net cash provided by operating activities in 2001 was $2,065 million, as net earnings of $76 million, adjusted for depreciation and amortization, and restructuring costs, asset impairments and other charges provided $1,825 million of operating cash. Also contributing to operating cash was a decrease in receivables of $252 million and a decrease in inventories of $461 million. This was partially offset by decreases in liabilities, excluding borrowings, of $529 million related primarily to severance payments for restructuring programs and reductions in accounts payable and accrued benefit costs. Net cash used in investing activities of $1,047 million in 2001 was utilized primarily for capital expenditures of $743 million and business acquisitions of $306 million. Net cash used in financing activities of $808 million in 2001 was primarily the result of stock repurchases and dividend payments as discussed below.

The Company declared cash dividends per share of $.44 in each of the first three quarters and $.89 in the fourth quarter of 2001. Total cash dividends of $643 million were paid in 2001. In October 2001, the Company's Board of Directors approved a change in dividend policy from quarterly dividend payments to semi-annual dividend payments.

Dividends, when declared, will be paid on the 10th business day of July and December to shareholders of record on the first business day of the preceding month. These payment dates serve to better align the dividend disbursements with the seasonal cash flow pattern of the business, which is more concentrated in the second half of the year. This action resulted in the Company making five dividend payments in 2001.

Net working capital, excluding short-term borrowings and the current portion of long-term debt, decreased to $863 million from $1,482 million at year-end 2000. This decrease is mainly attributable to lower receivable and inventory balances, as discussed above.

Capital additions, excluding equipment purchased for lease, were $680 million in 2001, with the majority of the spending supporting new products, manufacturing productivity and quality improvements, infrastructure improvements, ongoing environmental and safety initiatives, and renovations due to relocations associated with restructuring actions taken in 1999. In 2002, the Company expects to reduce its capital spending, excluding acquisitions and equipment purchased for lease, to a range of $550 million to $600 million. Capital additions by segment are included in Note 21.

Under the $4 billion stock repurchase program announced on April 15, 1999 and December 7, 2000, the Company repurchased $44 million of its shares in 2001. As of March 2, 2001, the Company suspended the stock repurchase program in a move designed to accelerate debt reduction and increase financial flexibility. At the time of the suspension of the program, the Company had repurchased approximately $1.8 billion of its shares under this program.

The Company anticipates the net cash cost of the restructuring charge recorded in 2001 to be approximately $182 million after tax, which will be recovered through cost savings in less than two years. A majority of the severance-related actions associated with this charge are expected to be completed in the early part of 2002.

The Company currently expects to fund expenditures for capital requirements, dividend payments and liquidity needs from cash generated from operations. Cash balances and financing arrangements will be used to bridge timing differences between expenditures and cash generated from operations. The Company has $2.45 billion in revolving credit facilities established in 2001, which are available to support the Company's commercial paper program and for general corporate purposes. The credit agreements are comprised of a 364-day commitment at $1.225 billion expiring in July 2002 and a 5-year commitment at $1.225 billion expiring in July 2006. If unused, they have a commitment fee of $3 million per year, at the Company's current credit rating. Interest on amounts borrowed under these facilities is calculated at rates based on spreads above certain reference rates and the Company's credit rating.

At December 31, 2001, the Company had $1.1 billion in commercial paper outstanding, with a weighted average interest rate of 3.6%. In addition, the Company had short-term borrowings, excluding the current portion of long-term debt, of $238 million at December 31, 2001, with a weighted average interest rate of 6.2%.

During the second quarter of 2001, the Company increased its medium-term note program from $1.0 billion to $2.2 billion for issuance of debt securities due nine months or more from date of issue. At December 31, 2001, the Company had debt securities outstanding of $850 million under this medium-term note program, with $150 million of this balance due within one year. The Company has $1.35 billion available under its medium-term note program for the issuance of new notes. Total long-term debt at December 31, 2001, including these amounts, was as follows:

Description and Interest Rates of 2001 Borrowings	Maturity Dates of 2001 Borrowings	2001	2000
Notes:			
3.74%	2003	$ 10	$ -
6.38% - 8.25%	2002 - 2006	959	473
9.20% - 9.95%	2003 - 2021	191	191
Debentures:			
1.11% - 3.16%	2003 - 2004	42	61
Other:			
2.42%	2004	190	-
5.94% - 6.66%	2002 - 2010	430	591
		$ 1,822	$ 1,316

During the fourth quarter of 2001, the Company's credit ratings were lowered by Standard & Poor's and Moody's to A- and A3 for long-term debt and A2 and P2 for short-term debt, respectively. These actions were due to lower earnings as a result of the economic slowdown, industry factors and other world events. The lower credit ratings caused the Company to experience slightly higher interest rates, although the relative cost of borrowing was very low on a comparative basis.

The Company is in compliance with all covenants or other requirements set forth in its credit agreements or indentures. Further, the Company does not have any rating downgrade triggers that would accelerate the maturity dates of its debt, with the exception of a $110 million note due in 2003 that can be accelerated if the Company's rating falls below BBB. However, further downgrades in the Company's credit rating or disruptions in the capital markets could adversely impact borrowing costs and the nature of its funding alternatives. The Company has access to $2.45 billion in bank revolving credit facilities to meet unanticipated funding needs should it be necessary.

The Company guarantees debt and other obligations under agreements with certain affiliated companies and customers. At December 31, 2001, these guarantees totaled approximately $277 million. Within the total amount of $277 million, the Company is guaranteeing debt in the amount of $175 million for Kodak Polychrome

Graphics, an unconsolidated affiliate in which the Company has a 50% ownership interest. The balance of the amount is principally comprised of other loan guarantees and guarantees of customer amounts due to banks in connection with various banks' financing of customers' purchase of equipment and products from Kodak. These guarantees would require payment from Kodak only in the event of default on payment by the respective debtor. Management believes the likelihood is remote that material payments will be required under these guarantees.

In connection with the formation of the SK Display Corporation with SANYO Electric Co., Ltd., the Company will contribute approximately $119 million, comprised of $19 million in cash and $100 million in loan guarantees during 2002 and 2003.

Qualex, a wholly-owned subsidiary of Kodak, has a 50% ownership interest in Express Stop Financing (ESF), which is a joint venture partnership between Qualex and Dana Credit Corporation (DCC), a wholly-owned subsidiary of Dana Corporation. Qualex accounts for its investment in ESF under the equity method of accounting. ESF provides a long-term financing solution to Qualex's photofinishing customers in connection with Qualex's leasing of photofinishing equipment to third parties, as opposed to Qualex extending long-term credit. As part of the operations of its photofinishing business, Qualex sells equipment under a sales-type lease arrangement and records a long-term receivable. These long-term receivables are subsequently sold to ESF without recourse to Qualex. ESF incurs long-term debt to finance a portion of the purchase of the receivables from Qualex. This debt is collateralized solely by the long-term receivables purchased from Qualex and, in part, by a $60 million guarantee from DCC. Qualex provides no guarantee or collateral to ESF's creditors in connection with the debt, and ESF's debt is non-recourse to Qualex. Qualex's only continued involvement in connection with the sale of the long-term receivables is the servicing of the related equipment under the leases. Qualex has continued revenue streams in connection with this equipment through future sales of photofinishing consumables, including paper and chemicals, and maintenance.

Qualex has risk with respect to the ESF arrangement as it relates to its continued ability to procure spare parts from the primary photofinishing equipment vendor to fulfill its servicing obligations under the leases. The primary photofinishing equipment vendor is currently experiencing financial difficulty, which raises concern about Qualex's ability to procure the required service parts. Although the lessees' requirement to pay ESF under the lease agreements is not contingent upon Qualex's fulfillment of its servicing obligations under the leases, under the agreement with ESF, Qualex would be responsible for any deficiency in the amount of rent not paid to ESF as a result of any lessee's claim regarding maintenance or supply services not provided by Qualex. Such lease payments would be made in accordance with the original lease terms, which generally extend over 5 to 7 years. ESF's outstanding lease receivable amount was approximately $570 million at December 31, 2001. To mitigate the risk of not being able to fulfill its service obligations, Qualex has built up its inventory of these spare parts and has begun refurbishing used parts. Additionally, Qualex has entered into spare parts escrow agreements under which bills of materials, parts drawings, intellectual property and other information necessary to manufacture the parts were put into escrow arrangements. In the event that the primary photofinishing equipment vendor were unable to supply the necessary parts to Qualex, Qualex would gain access to the information in the escrow arrangements to either manufacture or have manufactured the parts necessary to fulfill its servicing obligations. Management is currently negotiating alternatives with the photofinishing equipment vendor to further mitigate the above risks.

In December 2001, Standard & Poor's downgraded the credit ratings of Dana Corporation to BB for long-term debt and B for short-term debt, which are below investment grade. This action created a Guarantor Termination Event under the Receivables Purchase Agreement (RPA) that ESF has with its banks under the RPA. To cure the Guarantor Termination Event, in January 2002, ESF posted $60 million of additional collateral in the form of cash and long-term lease receivables. At that time, if Dana Corporation were downgraded to below BB by Standard & Poor's or below Ba2 by Moody's, that action would constitute a Termination Event under the RPA and ESF would be forced to renegotiate its debt arrangements with the banks. On February 22, 2002, Moody's downgraded Dana Corporation to a Ba3 credit rating, thus creating a Termination Event.

Under the Termination Event, the banks can require ESF to put up an additional 6% collateral against the debt (on a debt balance of approximately $405 million at the time of filing the annual report, the additional collateral would be approximately $24 million), the interest rate on the debt could be increased 2 percentage points and Qualex could be precluded from selling any new receivables to ESF until the Termination Event has been waived by the banks. ESF does not currently have the ability to put up the additional collateral and, therefore, ESF would require additional capital infusions by DCC and Qualex. If DCC and/or Qualex do not provide the additional capital funding to ESF, the banks could accelerate the debt and force ESF to liquidate its long-term lease receivables to service the debt. Management believes that it is unlikely that the banks would accelerate the debt, and force ESF to sell the receivables to a third party to generate cash to satisfy the debt, due to the high-quality nature of the underlying long-term receivable portfolio. Furthermore, under this scenario, the banks would not have any recourse against Qualex; rather, the impact on Qualex would be limited to the need to find an alternative source of financing for future photofinishing equipment placements. Additionally, under this scenario, it is not expected that the operations of the customers who are leasing the equipment under these long-term lease arrangements would be affected such that Qualex's revenue stream for future sales of photofinishing consumables would be jeopardized. ESF is beginning negotiations with the banks to resolve the Termination Event.

The current RPA arrangement expires on July 23, 2002, at which time the RPA can be extended or terminated. If the RPA is terminated, Qualex will no longer be able to sell its lease receivables to ESF and will need to find an alternative financing solution for future sales of its photofinishing equipment. Under the partnership agreement between Qualex and DCC, subject to certain conditions, ESF has exclusivity rights to purchase Qualex's long-term lease receivables. The term of the partnership agreement continues through October 6, 2003. In light of the Termination Event referred to above and the timing of the partnership termination, Qualex is currently considering alternative financing solutions for prospective leasing activity with its customers.

At December 31, 2001, the Company had outstanding letters of credit totaling $42 million and surety bonds in the amount of $94 million to ensure the completion of environmental remediations and payment of possible casualty and workers' compensation claims. See Note 10 for other commitments of the Company.

2000 Net cash provided by operating activities in 2000 was $982 million, as net earnings of $1,407 million, adjusted for depreciation and amortization, provided $2,296 million of operating cash. This was partially offset by increases in receivables of $247 million, largely due to the timing of sales late in the fourth quarter; increases in inventories of $282 million, reflecting lower than expected sales performance in the second half of the year, particularly for consumer films, paper and digital cameras; and decreases in liabilities, excluding borrowings, of $755 million related primarily to severance payments for restructuring programs and reductions in accounts payable and accrued benefit costs. Net cash used in investing activities of $783 million in 2000 was utilized primarily for capital expenditures of $945 million and business acquisitions of $130 million, partially offset by proceeds of $277 million from sales of businesses and assets. Net cash used in financing activities of $314 million in 2000 was the result of stock repurchases and dividend payments, largely funded by net increases in borrowings of $1,313 million.

Cash dividends per share of $1.76, payable quarterly, were declared in 2000. Total cash dividends of approximately $545 million were paid in 2000.

Net working capital, excluding short-term borrowings and the current portion of long-term debt, increased to $1,482 million from $838 million at year-end 1999. This increase is mainly attributable to lower payable levels and higher receivable and inventory balances, as discussed above.

Capital additions were $945 million in 2000, with the majority of the spending supporting manufacturing productivity and quality improvements, new products including e-commerce initiatives, digital photofinishing and digital cameras, and ongoing environmental and safety initiatives.

Under the $2 billion stock repurchase program announced on April 15, 1999, the Company repurchased 21.6 million shares for $1,099 million in 2000. On December 7, 2000, Kodak's board of directors authorized the repurchase of up to an additional $2 billion of the Company's stock over the next 4 years.

1999 Net cash provided by operating activities in 1999 was $1,933 million, as net earnings of $1,392 million, adjusted for depreciation and amortization, and restructuring, asset impairments, and other charges provided $2,763 million of operating cash. This was partially offset by decreases in liabilities, excluding borrowings, of $478 million relating primarily to severance payments for restructuring programs, and other changes in working capital. Net cash used in investing activities of $685 million in 1999 was utilized primarily for capital expenditures of $1,127 million, offset by proceeds of $422 million from sales of assets and businesses. Net cash used in financing activities of $1,327 million in 1999 was the result of stock repurchases and dividend payments, partially offset by net increases in borrowings of $89 million.

Cash dividends per share of $1.76, payable quarterly, were declared in 1999. Total cash dividends of approximately $563 million were paid in 1999.

Net working capital, excluding short-term borrowings and the current portion of long-term debt, decreased to $838 million from $939 million at year-end 1998. This decrease is primarily attributable to lower cash balances at December 31, 1999.

Capital additions were $1,127 million in 1999, with the majority of the spending relating to the Company's China manufacturing operations, productivity improvements and ongoing environmental and safety spending.

Under its stock repurchase programs, the Company repurchased $925 million of its shares in 1999. During the second quarter of 1999, the Company completed stock repurchases under its 1996 $2 billion authorization. That program, initiated in May 1996, resulted in 26.8 million shares being repurchased. Under the $2 billion program announced on April 15, 1999, the Company repurchased an additional 9.8 million shares for $656 million in 1999. Completion of the $2 billion stock repurchase program will be funded by available cash reserves and cash from operations.

On April 14, 1999, the Company announced a series of worldwide environmental goals to provide for greater reductions in emissions, waste generated, water usage and energy consumption, preservation of natural resources and improvements to the Company's environmental management system. These goals will result in spending, primarily capital in nature, of approximately $100 million over the next five years.

The net cash cost of the restructuring charge recorded in the third quarter of 1999 was approximately $140 million after tax, which was recovered through cost savings in less than two years. Severance-related actions associated with this charge were completed by the end of the third quarter of 2000. See Note 14.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB or the Board) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," collectively referred to as the "Standards," which are effective for the Company as of January 1, 2002, except as noted below. SFAS No. 141 supercedes Accounting Principles Board Opinion (APB) No. 16, "Business Combinations." The provisions of SFAS No. 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that, upon adoption of SFAS No. 142, the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS No. 142 supercedes APB No. 17, "Intangible Assets," and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

The Company will adopt the provisions of SFAS No. 142 in its first quarter ended March 31, 2002. The Company is in the process of preparing for its adoption of SFAS No. 142 and is making the determinations as to its reporting units and the amounts of goodwill, intangible assets, other assets, and liabilities allocated to those reporting units. The Company will no longer record annual amortization relating to its existing goodwill ($154 million for 2002, $131 million after tax). The Company is evaluating the useful lives assigned to its intangible assets and does not anticipate any material changes to such useful lives.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step of the goodwill impairment test is to test for a potential impairment. The second step of the goodwill impairment test is to measure the amount of the impairment loss. The Company expects to complete steps one and two of the goodwill impairment test during the first quarter of 2002. The Company does not believe that the results of these impairment test steps will have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale and to be disposed of by sale. Although the Statement retains certain of the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it supercedes SFAS No. 121 and APB Opinion No. 30, "Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 also amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, and will thus be adopted by the Company, as required, on January 1, 2002. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's consolidated financial statements.

The Emerging Issues Task Force (EITF) has issued EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The EITF provides guidance with respect to the statement of earnings classification of and the accounting for recognition and measurement of consideration given by a vendor to a customer, which includes sales incentive offers labeled as discounts, coupons, rebates and free product or services as well as arrangements labeled as slotting fees, cooperative advertising and buydowns. The guidance with respect to the appropriate statement of earnings classification of the consideration given by a vendor to a customer is effective for annual and interim periods beginning after December 15, 2001. Upon adoption, financial statements for prior periods presented for comparative purposes should be reclassified to comply with the requirements under the EITF.

The guidance with respect to the accounting for recognition and measurement of consideration given by a vendor to a customer is effective for annual and interim periods beginning after December 15, 2001. The impact on the statement of earnings resulting from the adoption of the EITF should be reported as a cumulative effect of a change in accounting principle or applied prospectively to new sales incentives offered on or after the effective date. The impact of the guidance under EITF 01-09 on the Company's financial statements has not yet been determined.

Other

Cash expenditures for pollution prevention and waste treatment for the Company's current manufacturing facilities were as follows:

(in millions)	2001	2000	1999
Recurring costs for pollution prevention and waste treatment	$ 68	$ 72	$ 69
Capital expenditures for pollution prevention and waste treatment	27	36	20
Site remediation costs	2	3	5
Total	$ 97	$ 111	$ 94

At December 31, 2001 and 2000, the Company's undiscounted accrued liabilities for environmental remediation costs amounted to $162 million and $113 million, respectively. These amounts are reported in other long-term liabilities.

The Company is currently implementing a Corrective Action Program required by the Resource Conservation and Recovery Act (RCRA) at the Kodak Park site in Rochester, NY. As part of this Program, the Company has completed the RCRA Facility Assessment (RFA), a broad-based environmental investigation of the site. The Company is currently in the process of completing, and in some cases has completed, RCRA Facility Investigations (RFIs) and Corrective Measures Studies (CMS) for areas at the site. At December 31, 2001, estimated future remediation costs of $70 million are accrued on an undiscounted basis by the Company and are included in the environmental accruals reported in other long-term liabilities.

Additionally, the Company has retained certain obligations for environmental remediation and Superfund matters related to certain sites associated with the non-imaging health businesses sold in 1994. In addition, the Company has been identified as a potentially responsible party (PRP) in connection with the non-imaging health businesses in five active Superfund sites. At December 31, 2001, estimated future remediation costs of $51 million are accrued on an undiscounted basis by the Company and are included in the environmental accruals reported in other long-term liabilities.

The Company recorded a $41 million charge in the fourth quarter of 2001 for additional environmental reserves. This amount has been included in selling, general and administrative expenses. Approximately $34 million has been provided for two former manufacturing sites located outside the United States. Investigations were completed by an external environmental consultant in the fourth quarter of 2001, which facilitated the completion of cost estimates for the future remediation and monitoring of these sites. In addition, the accrual incorporates the Company's estimate of its cost to repurchase one of the sites and demolish the buildings in preparation for its possible conversion to a public park. The establishment of these accruals is consistent with Kodak's policy to record accruals for environmental remediation obligations generally no later than the completion of feasibility studies. The additional $7 million recorded during the fourth quarter 2001 represents the estimated increased costs associated with the site remediation of the non-imaging health businesses sold in 1994 discussed above ($4 million) and increases in estimated costs ($3 million) associated with the remediation of other facilities which are not material to the Company's financial position, results of operation, cash flows or competitive position. These aforementioned environmental accruals have been established on an undiscounted basis.

Cash expenditures for the aforementioned remediation and monitoring activities are expected to be incurred over the next thirty years for each site. The accrual reflects the Company's cost estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company's cost estimate is based upon existing technology and has not been reduced by possible recoveries from third parties. The Company's estimate includes equipment and operating costs for remediation and long-term monitoring of the sites.

A Consent Decree was signed in 1994 in settlement of a civil complaint brought by the U.S. Environmental Protection Agency and the U.S. Department of Justice under which the Company is subject to a Compliance Schedule by which the Company improved its waste characterization procedures, upgraded one of its incinerators, and is evaluating and upgrading its industrial sewer system. The total expenditures required to complete this program are currently estimated to be approximately $24 million over the next nine years. These expenditures are primarily capital in nature and, therefore, are not included in the environmental accrual at December 31, 2001.

The Company is presently designated as a PRP under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (the Superfund law), or under similar state laws, for environmental assessment and cleanup costs as the result of the Company's alleged arrangements for disposal of hazardous substances at six active Superfund sites. With respect to each of these sites, the Company's actual or potential allocated share of responsibility is small. Furthermore, numerous other PRPs have also been designated at these sites, and although the law imposes joint and several liability on PRPs, the Company's historical experience demonstrates that these costs are shared with other PRPs. Settlements and costs paid by the Company in Superfund matters to date have not been material. Future costs are also not expected to be material to the Company's financial position or results of operations.

The Clean Air Act Amendments were enacted in 1990. Expenditures to comply with the Clean Air Act implementing regulations issued to date have not been material and have been primarily capital in nature. In addition, future expenditures for existing regulations, which are primarily capital in nature, are not expected to be material. Many of the regulations to be promulgated pursuant to this Act have not been issued.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible outcomes. Estimates developed in the early stages of remediation can vary significantly. A finite estimate of cost does not normally become fixed and determinable at a specific point in time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability and the Company continually updates its cost estimates. It is reasonably possible that the Company's recorded estimates of its liabilities may change and there is no assurance that additional costs greater than the amounts accrued will not be incurred or that changes in environmental laws or their interpretation will not require that additional amounts be spent.

Factors which cause uncertainties for the Company include, but are not limited to, the effectiveness of the current work plans in achieving targeted results and proposals of regulatory agencies for desired methods and outcomes. It is possible that financial position, results of operations, cash flows or competitive positions could be affected by the impact of the ultimate resolution of these matters.

Risk Factors

The following cautionary statements address a number of important factors that could cause the actual results to differ from those expressed or implied in the forward-looking statements contained in this document.

Unanticipated delays in implementing certain product strategies (including category expansion, digitization, OLED displays and digital products) would affect Kodak's revenues. The process for each product strategy is complex. Kodak's ability to successfully transition products and deploy new products requires that Kodak make accurate predictions of the product development schedule as well as volumes, product mix, and customer demand. The Company may anticipate demand and perceived market acceptance that differs from the products realizable customer demand and revenue stream. In addition, if the pricing element of each strategy is not sufficiently competitive with those of current and future competing products, Kodak may lose market share, adversely affecting the Company's revenues and prospects.

Kodak's ability to implement its intellectual property licensing strategies could also affect the Company's revenue and earnings. Kodak has invested millions of dollars in technologies and needs to protect its intellectual property. The establishment and enforcement of licensing agreements provides a revenue stream that protects Kodak's ability to further innovate and help the marketplace grow. Kodak's failure to properly manage the development of its intellectual property could adversely affect the future of these patents and the market opportunities that could result from the use of this property. Kodak's failure to manage the costs associated with the pursuit of these licenses could adversely affect the profitability of these operations.

In the event Kodak were unable to align its e-commerce strategies with the trend toward industry standards and services, the Company's business could be adversely affected. The availability of software and standards related to e-commerce strategies is of an emerging nature. Kodak's ability to successfully align with the industry standards and services and ensure timely solutions requires the Company to make accurate predictions of the future accepted standards and services.

Kodak's completion of planned information systems upgrades, including SAP, if delayed, could adversely affect its business. As Kodak continues to expand the planned information services, the Company must continue to balance the investment of the planned deployment with the need to upgrade the vendor software. Kodak's failure to successfully upgrade to the vendor-supported version could result in risks to system availability, which could adversely affect the business.

Kodak intends to complete various portfolio actions required to strengthen its digital imaging portfolio, consolidate the photofinishing operations worldwide and expand its services business. In the event that Kodak fails to effectively manage the highly profitable portfolio of its more traditional businesses simultaneously with the integration of these acquisitions and should Kodak fail to streamline and simplify the business, Kodak could lose market opportunities that result in an adverse impact on its revenue.

In 2002, Kodak continues to focus on reduction of inventories, improvement in receivable performance, reduction in capital expenditures, and improvement in manufacturing productivity.

Unanticipated delays in continued inventory reduction could adversely impact Kodak's cash outlook. Planned inventory reductions could be compromised by slower sales that could result from continued weak global economic conditions. Purchasers' uncertainty about the extent of the global economic downturn could result in lower demand for products and services. The competitive environment and the transition to digital products and services could also place pressures on Kodak's sales and market share. In the event Kodak was unable to successfully manage these issues in a timely manner, they could adversely impact the planned inventory reductions.

Unanticipated delays in the improvement plan for accounts receivable could also adversely impact Kodak's cash outlook. A continued weak economy could slow customer payment patterns. Competitive pressures in major segments may drive erosion in the financial condition of Kodak's customers. These same pressures may adversely affect efforts to shorten customer payment terms. Kodak's ability to manage customer risk while maintaining competitive share may adversely affect intended accounts receivable improvement in 2002.

In addition, a delay in Kodak's planned reduction in capital spending could adversely impact the company's cash outlook. An increase in capital spending may occur if more projects than planned were found to generate significant positive returns in the future. Further, if the Company deems it necessary to spend more on regulatory requirements or there are unanticipated general maintenance obligations requiring more capital spending than planned, the additional monies required would create an adverse impact on Kodak's cash flow.

Delays in Kodak's planned improvement in manufacturing productivity could negatively impact the gross margins of the company. A continued weak economy could result in lower volumes in the factory than planned which would negatively impact gross margins. Kodak's failure to successfully manage operational performance factors could delay or curtail planned improvements in manufacturing productivity. If Kodak is unable to successfully negotiate raw material costs with its suppliers, or incurs adverse pricing on certain of its commodity-based raw materials, reduction in the gross margins could occur.

Kodak's planned improvement in supply chain efficiency, if delayed, could adversely affect its business by impacting the shipments of certain products in their desired quantities and in a timely manner. The planned efficiencies could be compromised if Kodak expands into new markets with new applications that are not fully understood or if the portfolio broadens beyond that anticipated when the plans were initiated. The unforeseen changes in manufacturing capacity could compromise the supply chain efficiencies.

The risk of doing business in developing markets like China, India, Brazil, Argentina, Mexico, Russia and other economically volatile areas could adversely affect Kodak's operations and earnings. Such risks include the financial instability among customers in these regions, the political instability and potential conflicts among developing nations and other non-economic factors such as irregular trade flows that need to be managed successfully with the help of the local governments. Kodak has typically experienced longer accounts receivable cycles in emerging markets, in particular the Latin American markets and the emerging markets of Europe. Kodak's failure to successfully manage economic, political and other risks relating to doing business in developing countries and economically and politically volatile areas could adversely affect its business.

In early 2002, the United States dollar was eliminated as Argentina's monetary benchmark, resulting in significant currency devaluation. The Company engages in hedging programs aimed at limiting in part the impact of currency fluctuations and does not expect that the devaluation event in Argentina will result in a future material charge. However, there can be no guarantee that economic circumstances in Argentina or elsewhere will not worsen, which could result in future effects on earnings should such events occur. The Company's failure to successfully manage economic, political and other risks relating to doing business in developing countries could adversely affect its business.

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates and interest rates, which may adversely affect its results of operations and financial position.

Competition remains intense in the imaging sector with respect to consumer, commercial and health equipment, products and services. On the consumer side, increased price competition has been driven somewhat by consumers' conservative spending behaviors during times of economic weakness. Consumers have passed over branded products to private label products. On the health and commercial side, aggressive pricing tactics intensified in the contract negotiations as competitors were vying for customers and market share domestically. Continued economic weakness could also adversely impact Kodak's revenues and growth rate. Failure to successfully manage the consumers' return to branded products if and when the economic conditions improve could adversely impact Kodak's revenue and growth rate. If the pricing and programs are not sufficiently competitive with those offered by Kodak's current and future competitors, Kodak may lose market share, adversely affecting its revenue and gross margins.

The Company's strategy to balance the consumer shift from analog to digital, and the nature and pace of technology substitution could impact Kodak's revenues, earnings and growth rate. Competition remains intense in the digital industry with a large number of competitors vying for customers and market share domestically and internationally. Kodak intends to continue new program introductions and competitive pricing to drive demands in the marketplace. The process of developing new products and services is complex and often uncertain due to the frequent introduction of new products that offer improved performance and pricing. Kodak's ability to successfully transition products and deploy new products requires that Kodak make accurate predictions of the product development schedule as well as volumes, product mix, customer demand and configuration. Kodak may anticipate demand and perceived market acceptance that differs from the product's realizable customer demand and revenue stream. Further, in the face of intense industry competition, any delay in the development, production or marketing of a new product could decrease the advantage Kodak may have to be the first or among the first to market. Kodak's failure to carry out a product rollout in the timeframe anticipated and in the quantities appropriate to customer demand could adversely affect the future demand for its products and services and have an adverse effect on its business.

The impact of continuing customer consolidation and buying power could have an adverse impact on Kodak's revenue, gross margins, and earnings. In the competitive consumer retail environment, there is a movement from small individually owned retailers to larger and commonly known mass merchants. In the commercial environment, there is a continuing consolidation of various group purchasing organizations. The resellers and distributors may elect to use suppliers other than Kodak. Kodak's challenge is to successfully negotiate contracts that provide the most favorable conditions to the company in the face of price and program aggressive competitors.

The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many economic and political uncertainties, some of which may materially harm the Company's business and revenues. The disruption of the Company's business as a result of the terrorist attacks of September 11, 2001 on the United States, including transportation and supply chain disruptions and deferrals of customer purchasing decisions, had an immediate adverse impact on its business. The long-term effects of the September 11, 2001 attacks on the Company's business and revenues are unknown. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect the Company's business and revenues in the near and/or long term in ways that cannot presently be predicted.

Continued weak global economic conditions could adversely impact the Company's revenues and growth rate. Continued softness in the Company's markets and purchasers' uncertainty about the extent of the global economic downturn could result in lower demand for products and services. While worsening economic conditions have had a negative impact on results of operations, future revenues, gross margins and earnings could further deteriorate as a result of economic conditions. Furthermore, there can be no assurances as to the timing of an economic upturn.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

Certain statements in this report may be forward-looking in nature, or "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995. For example, references to the Company's revenue and cash flow expectations for 2002 are forward-looking statements.

Actual results may differ from those expressed or implied in forward-looking statements. The forward-looking statements contained in this report are subject to a number of risk factors, including the successful: implementation of product strategies (including category expansion, digitization, OLED, and digital products); implementation of intellectual property licensing strategies; development and implementation of e-commerce strategies; completion of information systems upgrades, including SAP; completion of various portfolio actions; reduction of inventories; improvement in manufacturing productivity; improvement in receivables performance; reduction in capital expenditures; improvement in supply chain efficiency; development of the Company's business in emerging markets like China, India, Brazil, Mexico, and Russia. The forward-looking statements contained in this report are subject to the following additional risk factors: inherent unpredictability of currency fluctuations and raw material costs; competitive actions, including pricing; the nature and pace of technology substitution, including the analog-to-digital shift; continuing customer consolidation and buying power; impact of September 11th; general economic and business conditions, including the timing of a business upturn; and other factors disclosed previously and from time to time in the Company's filings with the Securities and Exchange Commission.

Any forward-looking statements in this report should be evaluated in light of these important risk factors (see aforementioned Risk Factors).

Market Price Data

	2001		2000	
Price per share:	High	Low	High	Low
1st Qtr.	$ 46.65	$ 38.19	$ 67.50	$ 53.31
2nd Qtr.	49.95	37.76	63.63	53.19
3rd Qtr.	47.38	30.75	65.69	39.75
4th Qtr.	36.10	24.40	48.50	35.31

Summary of Operating Data

A summary of operating data for 2001 and for the four years prior is shown on page 78.

Quantitative and Qualitative Disclosures About Market Risk

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices, and interest rates, which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company may enter into derivative contracts. See also Note 11.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center, as well as forecasted foreign currency denominated intercompany sales. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices. The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements. An interest rate swap agreement was used to convert some floating-rate debt to fixed-rate debt. The Company does not utilize financial instruments for trading or other speculative purposes.

A sensitivity analysis indicates that if foreign currency exchange rates at December 31, 2001 and 2000 increased 10%, the Company would incur losses of $25 million and $88 million on foreign currency forward contracts outstanding at December 31, 2001 and 2000, respectively. Such losses would be substantially offset by gains from the revaluation or settlement of the underlying positions hedged.

A sensitivity analysis indicates that, based on broker-quoted termination values, if the price of silver decreased 10% from spot rates at December 31, 2001 and 2000, the fair value of silver forward contracts would be reduced by $11 million and $27 million, respectively. Such losses in fair value, if realized, would be offset by lower costs of manufacturing silver-containing products.

The Company is exposed to interest rate risk primarily through its borrowing activities, and to a lesser extent, through investments in marketable securities. The Company utilizes U.S. dollar denominated and foreign currency denominated borrowings to fund its working capital and investment needs. The majority of short-term and long-term borrowings are in fixed-rate instruments. There is inherent roll-over risk for debt and marketable securities as they mature and are renewed at current market rates. The extent of this risk is not predictable because of the variability of future interest rates and business financing requirements.

Using a yield-to-maturity analysis, if December 31, 2001 interest rates increased 10% (about 43 basis points) with the current period's level of debt, there would be decreases in fair value of short-term and long-term borrowings of $1 million and $28 million, respectively. If December 31, 2000 interest rates increased 10% (about 62 basis points) with the December 31, 2000 level of debt, there would be decreases in fair value of short-term and long-term borrowings of $2 million and $20 million, respectively.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2001 was not significant to the Company.

Management's Responsibility for Financial Statements

Management is responsible for the preparation and integrity of the consolidated financial statements and related notes which appear on pages 50 through 77. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include certain amounts that are based on management's best estimates and judgments.

The Company's accounting systems include extensive internal controls designed to provide reasonable assurance of the reliability of its financial records and the proper safeguarding and use of its assets. Such controls are based on established policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties, and are monitored through a comprehensive internal audit program. The Company's policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that its business practices throughout the world are to be conducted in a manner which is above reproach.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, who were responsible for conducting their audits in accordance with auditing standards generally accepted in the United States of America. Their resulting report follows.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of non-management Board members. The independent accountants and internal auditors have full and free access to the Audit Committee. The Audit Committee meets periodically with the independent accountants and the Director of Corporate Auditing, both privately and with management present, to discuss accounting, auditing and financial reporting matters.

Robert H. Brust

Chief Financial Officer, and
Executive Vice President
January 23, 2002

Dan Carp

Chairman & Chief Executive Officer,
President & Chief Operating Officer
January 23, 2002

Report of Independent Accountants

To the Board of Directors and Shareholders of Eastman Kodak Company

In our opinion, the accompanying consolidated financial statements appearing on pages 50 through 77 of this Annual Report present fairly, in all material respects, the financial position of Eastman Kodak Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Rochester, New York
January 23, 2002

Eastman Kodak Company and Subsidiary Companies

Consolidated Statement of Earnings

(in millions, except per share data)	For the Year Ended December 31 2001	2000	1999
Net sales	$ 13,234	$ 13,994	$ 14,089
Cost of goods sold	8,670	8,375	8,086
Gross profit	4,564	5,619	6,003
Selling, general and administrative expenses	2,627	2,514	2,701
Research and development costs	779	784	817
Goodwill amortization	154	151	145
Restructuring costs (credits) and other	659	(44)	350
Earnings from operations	345	2,214	1,990
Interest expense	219	178	142
Other income (charges)	(18)	96	261
Earnings before income taxes	108	2,132	2,109
Provision for income taxes	32	725	717
Net Earnings	$ 76	$ 1,407	$ 1,392
Basic earnings per share	$ .26	$ 4.62	$ 4.38
Diluted earnings per share	$ .26	$ 4.59	$ 4.33
Earnings used in basic and diluted earnings per share	$ 76	$ 1,407	$ 1,392
Number of common shares used in basic earnings per share	290.6	304.9	318.0
Incremental shares from assumed conversion of options	0.4	1.7	3.5
Number of common shares used in diluted earnings per share	291.0	306.6	321.5
Cash dividends per share	$ 2.21	$ 1.76	$ 1.76

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company and Subsidiary Companies

Consolidated Statement of Financial Position

(in millions, except share and per share data)	At December 31 2001	2000
Assets		
Current Assets		
Cash and cash equivalents	$ 448	$ 246
Receivables, net	2,337	2,653
Inventories, net	1,137	1,718
Deferred income taxes	521	575
Other current assets	240	299
Total current assets	4,683	5,491
Property, plant and equipment, net	5,659	5,919
Goodwill, net	948	947
Other long-term assets	2,072	1,855
Total Assets	$ 13,362	$ 14,212
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and other current liabilities	$ 3,276	$ 3,403
Short-term borrowings	1,378	2,058
Current portion of long-term debt	156	148
Accrued income taxes	544	606
Total current liabilities	5,354	6,215
Long-term debt, net of current portion	1,666	1,166
Postemployment liabilities	2,728	2,722
Other long-term liabilities	720	681
Total Liabilities	10,468	10,784
Commitments and Contingencies (Note 10)		
Shareholders' Equity		
Common stock, $2.50 par value		
950,000,000 shares authorized; issued 391,292,760 shares in 2001 and 2000; 290,929,701 and 290,484,266 shares outstanding in 2001 and 2000	978	978
Additional paid in capital	849	871
Retained earnings	7,431	7,869
Accumulated other comprehensive loss	(597)	(482)
	8,661	9,236
Treasury stock, at cost		
100,363,059 shares in 2001 and 100,808,494 shares in 2000	5,767	5,808
Total Shareholders' Equity	2,894	3,428
Total Liabilities and Shareholders' Equity	$ 13,362	$ 14,212

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company and Subsidiary Companies

Consolidated Statement of Shareholders' Equity

(in millions, except share and per share data)	Common Stock*	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Shareholders' Equity December 31, 1998	$ 978	$ 902	$ 6,163	$ (111)	$ (3,944)	$ 3,988
Net earnings	–	–	1,392	–	–	1,392
Other comprehensive income (loss):						
Unrealized gains on available-for-sale securities ($115 million pre-tax)	–	–	–	83	–	83
Reclassification adjustment for gains on available-for-sale securities included in net earnings ($20 million pre-tax)	–	–	–	(13)	–	(13)
Currency translation adjustments	–	–	–	(118)	–	(118)
Minimum pension liability adjustment ($26 million pre-tax)	–	–	–	14	–	14
Other comprehensive loss	–	–	–	(34)	–	(34)
Comprehensive income	–	–	–	–	–	1,358
Cash dividends declared ($1.76 per common share)	–	–	(560)	–	–	(560)
Treasury stock repurchased (13,482,648 shares)	–	–	–	–	(925)	(925)
Treasury stock issued under employee plans (1,105,220 shares)	–	(24)	–	–	64	40
Tax reductions - employee plans	–	11	–	–	–	11
Shareholders' Equity December 31, 1999	978	889	6,995	(145)	(4,805)	3,912
Net earnings	–	–	1,407	–	–	1,407
Other comprehensive income (loss):						
Unrealized losses on available-for-sale securities ($77 million pre-tax)	–	–	–	(48)	–	(48)
Reclassification adjustment for gains on available-for-sale securities included in net earnings ($94 million pre-tax)	–	–	–	(58)	–	(58)
Unrealized loss arising from hedging activity ($55 million pre-tax)	–	–	–	(34)	–	(34)
Reclassification adjustment for hedging related gains included in net earnings ($6 million pre-tax)	–	–	–	(4)	–	(4)
Currency translation adjustments	–	–	–	(194)	–	(194)
Minimum pension liability adjustment ($2 million pre-tax)	–	–	–	1	–	1
Other comprehensive loss	–	–	–	(337)	–	(337)
Comprehensive income	–	–	–	–	–	1,070
Cash dividends declared ($1.76 per common share)	–	–	(533)	–	–	(533)
Treasury stock repurchased (21,575,536 shares)	–	–	–	–	(1,099)	(1,099)
Treasury stock issued under employee plans (1,638,872 shares)	–	(33)	–	–	96	63
Tax reductions - employee plans	–	15	–	–	–	15
Shareholders' Equity December 31, 2000	978	871	7,869	(482)	(5,808)	3,428
Net earnings		–	76	–	–	76
Other comprehensive income (loss):						
Unrealized losses on available-for-sale securities ($34 million pre-tax)	–	–	–	(21)	–	(21)
Reclassification adjustment for gains on available-for-sale securities included in net earnings ($13 million pre-tax)		–	–	8	–	8
Unrealized gain arising from hedging activity ($6 million pre-tax)		–	–	4	–	4
Reclassification adjustment for hedging related losses included in net earnings ($48 million pre-tax)	–	–	–	29	–	29
Currency translation adjustments	–	–	–	(98)	–	(98)
Minimum pension liability adjustment ($60 million pre-tax)		–	–	(37)	–	(37)
Other comprehensive loss	–	–	–	(115)	–	(115)
Comprehensive loss	–	–	–	–	–	(39)
Cash dividends declared ($2.21 per common share)	–	–	(514)	–	–	(514)
Treasury stock repurchased (947,670 shares)	–	–	–	–	(41)	(41)
Treasury stock issued under employee plans (1,393,105 shares)	–	(25)	–	–	82	57
Tax reductions - employee plans		3	–	–	–	3
Shareholders' Equity December 31, 2001	$ 978	$ 849	$ 7,431	$ (597)	$ (5,767)	$ 2,894

* There are 100 million shares of $10 par value preferred stock authorized, none of which have been issued.

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company and Subsidiary Companies

Consolidated Statement of Cash Flows

(in millions)	2001	2000	1999
	For the Year Ended December 31		
Cash flows from operating activities:			
Net earnings	$ 76	$ 1,407	$ 1,392
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	919	889	918
Gain on sales of businesses/assets	–	(117)	(162)
Restructuring costs, asset impairments and other charges	830	–	453
(Benefit) provision for deferred income taxes	(44)	235	247
Decrease (increase) in receivables	252	(247)	(121)
Decrease (increase) in inventories	461	(282)	(201)
Decrease in liabilities excluding borrowings	(529)	(755)	(478)
Other items, net	100	(148)	(115)
Total adjustments	1,989	(425)	541
Net cash provided by operating activities	2,065	982	1,933
Cash flows from investing activities:			
Additions to properties	(743)	(945)	(1,127)
Net proceeds from sales of businesses/assets	–	277	422
Acquisitions, net of cash acquired	(306)	(130)	(3)
Marketable securities - sales	54	84	127
Marketable securities - purchases	(52)	(69)	(104)
Net cash used in investing activities	(1,047)	(783)	(685)
Cash flows from financing activities:			
Net (decrease) increase in borrowings with original maturities of 90 days or less	(695)	939	(136)
Proceeds from other borrowings	1,907	1,310	1,343
Repayment of other borrowings	(1,355)	(936)	(1,118)
Dividends to shareholders	(643)	(545)	(563)
Exercise of employee stock options	22	43	44
Stock repurchase programs	(44)	(1,125)	(897)
Net cash used in financing activities	(808)	(314)	(1,327)
Effect of exchange rate changes on cash	(8)	(12)	(5)
Net increase (decrease) in cash and cash equivalents	202	(127)	(84)
Cash and cash equivalents, beginning of year	246	373	457
Cash and cash equivalents, end of year	$ 448	$ 246	$ 373
Supplemental Cash Flow Information			
Cash paid for interest and income taxes was:			
Interest, net of portion capitalized of $12, $40 and $36	$ 214	$ 166	$ 120
Income taxes	120	486	445
The following transactions are not reflected in the Consolidated Statement of Cash Flows:			
Contribution of assets to Kodak Polychrome Graphics joint venture	$ –	$ –	$ 13
Minimum pension liability adjustment	37	(1)	(14)
Liabilities assumed in acquisitions	142	31	–

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company and Subsidiary Companies

Notes to Financial Statements

Note 1: Significant Accounting Policies

Company Operations Eastman Kodak Company (the Company or Kodak) is engaged primarily in developing, manufacturing, and marketing traditional and digital imaging products, services and solutions to consumers, the entertainment industry, professionals, healthcare providers and other customers. The Company's products are manufactured in a number of countries in North and South America, Europe, Australia and Asia. The Company's products are marketed and sold in many countries throughout the world.

Basis of Consolidation The consolidated financial statements include the accounts of Kodak and its majority owned subsidiary companies. Intercompany transactions are eliminated and net earnings are reduced by the portion of the earnings of subsidiaries applicable to minority interests. The equity method of accounting is used for joint ventures and investments in associated companies over which Kodak has significant influence, but does not have effective control. Significant influence is generally deemed to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The cost method of accounting is used for investments in which Kodak has less than a 20% ownership interest, and the Company does not have the ability to exercise significant influence. These investments are carried at cost and are adjusted only for other-than-temporary declines in fair value. The carrying value of these investments is reported in other long-term assets. The Company's equity in the net income and losses of these investments is reported in other income (charges). See Note 6 and Note 12.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other comprehensive income in the accompanying balance sheet. Translation adjustments are not tax-effected since they relate to investments which are permanent in nature.

For certain other subsidiaries and branches, operations are conducted primarily in U.S. dollars, which is therefore the functional currency. Monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of these foreign subsidiaries and branches are remeasured at year-end exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, are remeasured at historical rates.

The Company has operations in Argentina. Prior to December 31, 2001, the Argentine peso had been pegged to the U.S. dollar at an exchange rate of 1 to 1. In late December 2001, although the official exchange rate between the peso and the dollar remained at 1 to 1, exchange houses started exchanging at a rate of 1.4 pesos to the dollar in anticipation that the government would announce a devaluation of the peso. The exchange houses were then closed, and at year-end 2001 there was no exchangeability between the peso and the dollar. The exchangeability between the peso and the dollar was first re-established on January 11, 2002, and the day's closing rate for buying U.S. dollars was approximately 1.7 Argentine pesos to the dollar. The situation relating to the devaluation in Argentina did not have a material impact on the Company's Consolidated Statement of Financial Position or Consolidated Statement of Earnings as of and for the year ended December 31, 2001.

Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions, including related hedging activities, were losses of $9 million, $13 million, and $2 million in the years 2001, 2000, and 1999, respectively, and are included in other income (charges).

Concentration of Credit Risk Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, foreign currency forward contracts, commodity forward contracts and interest rate swap arrangements. The Company places its cash and cash equivalents with high-quality financial institutions and limits the amount of credit exposure to any one institution. With respect to receivables, such receivables arise from sales to numerous customers in a variety of industries, markets, and geographies around the world. Receivables arising from these sales are generally not collateralized. The Company performs ongoing credit evaluations of its customers' financial conditions and no single customer accounts for greater than 10% of the sales of the Company. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations. With respect to the foreign currency forward contracts, commodity forward contracts and interest rate swap arrangements, the counterparties to these contracts are major financial institutions. The

Company has never experienced non-performance by any of its counterparties.

Cash Equivalents All highly liquid investments with a remaining maturity of three months or less at date of purchase are considered to be cash equivalents.

Marketable Securities and Noncurrent Investments The Company has evaluated its investment policies consistent with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which requires that investment securities be classified as either held-to-maturity, available-for-sale or trading. The Company's debt and equity investment securities are classified as held-to-maturity and available-for-sale, respectively. Held-to-maturity investments are carried at amortized cost and available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in Shareholders' Equity under the caption Accumulated Other Comprehensive Income (Loss).

At December 31, 2001, the Company had short-term investments classified as held-to-maturity of $3 million. These investments were included in other current assets. In addition, the Company had long-term marketable securities and other investments classified as held-to-maturity and available-for-sale equity securities of $1 million and $33 million, respectively, which were included in other long-term assets at December 31, 2001.

At December 31, 2000, the Company had short-term investments classified as held-to-maturity of $5 million, which were included in other current assets. In addition, the Company had long-term marketable securities and other investments classified as held-to-maturity and available-for-sale equity securities of $5 million and $49 million, respectively, which were included in other long-term assets at December 31, 2000.

Inventories Inventories are stated at the lower of cost or market. The cost of most inventories in the U.S. is determined by the "last-in, first-out" (LIFO) method. The cost of all of the Company's remaining inventories in and outside the U.S. is determined by the "first-in, first-out" (FIFO) or average cost method, which approximates current cost. The Company provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments or other economic factors.

Properties Properties are recorded at cost, net of accumulated depreciation. The Company principally calculates depreciation expense using the straight-line method over the assets' estimated useful lives, which are as follows:

	Years
Buildings and building improvements	10–40
Machinery and equipment	3–20

Maintenance and repairs are charged to expense as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

Goodwill Goodwill represents the excess of purchase price over the fair value of the net assets acquired, and for the three-year period ended December 31, 2001, goodwill was charged to earnings on a straight-line basis over the period estimated to be benefited, generally ten years. See Note 5.

Effective January 1, 2002, the Company will be accounting for goodwill under SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142 the Company will no longer amortize its goodwill which, as of December 31, 2001, had a net balance of $948 million. Under SFAS No. 142, the Company's goodwill will be subject to an impairment test, at least annually, and therefore, will only be charged to operations to the extent it has been determined to be impaired. See the Recently Issued Accounting Standards within Note 1.

Revenue The Company's revenue transactions include sales of the following: products; equipment; services; equipment bundled with products and/or services; and integrated solutions. The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed and determinable; and collectibility is reasonably assured. At the time revenue is recognized, the Company provides for the estimated costs of warranties and reduces revenue for estimated returns.

For product sales, the recognition criteria are generally met when title and risk of loss have transferred from the Company to the buyer, which may be upon shipment or upon delivery to the customer sites, based on contract terms or legal requirements in foreign jurisdictions. Service revenues are recognized as such services are rendered.

For equipment sales, the recognition criteria are generally met when the equipment is delivered and installed at the customer site. In instances in which the agreement with the customer contains a customer acceptance clause, revenue is deferred until customer acceptance is obtained, provided the customer acceptance clause is considered to be substantive. For certain agreements, the Company does not consider these customer acceptance clauses to be substantive because the Company can and does replicate the customer acceptance test environment and performs the agreed upon product testing prior to shipment. In these instances, revenue is recognized upon installation of the equipment.

The sale of equipment combined with services, including maintenance, and/or other elements, including products and software, represent multiple element arrangements. The Company allocates revenue to the various elements based on verifiable objective evidence of fair value (if software is not included or is incidental to the transaction) or Kodak-specific objective evidence of fair value if software is other than incidental to the sales transaction as a whole. Revenue allocated to an individual element is recognized when all other revenue recognition criteria are met for that element.

Revenue from the sale of integrated solutions, which includes transactions which require significant production, modification or customization of software, is recognized in accordance with contract accounting. Under contract accounting, revenue should be recognized utilizing either the percentage-of-completion or completed-contract method. The Company currently utilizes the completed-contract method for all solution sales as sufficient history does not currently exist to allow the Company to accurately estimate total costs to complete these transactions. Revenue from other long-term contracts, government contracts, is generally recognized using the percentage-of-completion method.

The Company may offer customer financing to assist customers in their acquisition of Kodak's products, primarily in the area of on-site photofinishing equipment. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Company records the total lease receivable net of unearned income and the estimated residual value of the equipment. Unearned income is recognized as finance income using the interest method over the term of the lease. Leases not qualifying as sales-type leases are accounted for as operating leases. The underlying equipment is depreciated on a straight-line basis over the assets' estimated useful life.

Net sales reflects reductions in gross revenues attributable to cash discounts, promotional and advertising allowances and volume discounts the Company offers in connection with certain of its sales transactions.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." This guidance summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Upon its adoption effective January 1, 2000, SAB No. 101 did not have a material impact on the Company's results of operations.

The Company's sales of tangible products is the only class of revenues that exceeds 10% of total consolidated net sales. All other sales classes are individually less than 10%, and therefore, have been combined with sales of tangible products on the same line in accordance with Regulation S-X.

Research and Development Costs Research and development costs, which include costs in connection with new product development, fundamental and exploratory research, process improvement, product use technology and product accreditation are charged to operations in the period in which they are incurred.

Advertising Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses amounted to $634 million, $701 million and $717 million in 2001, 2000 and 1999, respectively.

Shipping and Handling Costs Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of goods sold, respectively, in accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Prior to January 1, 2001, costs incurred for shipping and handling and other distribution costs were reported in selling, general and administrative expenses. The shipping and handling and other distribution costs for 2000 and 1999 of $482 million and $480 million, respectively, have been reclassified from selling, general and administrative expenses to cost of goods sold to conform with the 2001 presentation of these amounts.

Impairment of Long-Lived Assets The Company reviews the carrying value of its long-lived assets, including goodwill and other intangible assets, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by grouping assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company then estimates the undiscounted future cash flows expected to result from the asset grouping, including the proceeds from its eventual disposal. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposal are less than its carrying amount. In such instances, the carrying value of long-lived assets is reduced to the estimated fair value, as determined using an appraisal or discounted cash flow, as appropriate.

Effective January 1, 2002, the Company will assess recoverability of its long-lived assets, other than goodwill, under the guidance of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." See the Recently Issued Accounting Standards within Note 1.

Derivative Financial Instruments The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2000. All derivative instruments are recognized as either assets or liabilities and are measured at fair value. Certain derivatives are designated and accounted for as hedges. The Company does not use derivatives for trading or other speculative purposes.

The Company has cash flow hedges to manage foreign currency exchange risk, commodity price risk, and interest rate risk related to forecasted transactions. The Company also uses foreign currency forward contracts to offset currency-related changes in foreign currency denominated assets and liabilities; these are marked to market through earnings.

The fair value of foreign currency forward contracts designated as hedges of forecasted foreign currency denominated intercompany sales is reported in other current assets and/or current liabilities, and is recorded in other comprehensive income. When the related inventory is sold to third parties, the hedge gains or losses as of the date of the intercompany sale are transferred from other comprehensive income to cost of goods sold.

The fair value of silver forward contracts designated as hedges of forecasted worldwide silver purchases is reported in other current assets and/or current liabilities, and is recorded in other comprehensive income. When the silver-containing products are sold to third parties, the hedge gains or losses as of the date of the purchase of raw silver are transferred from other comprehensive income to cost of goods sold.

The fair value of the interest rate swap designated as a hedge of forecasted floating-rate interest payments is reported in current liabilities, and is recorded in other comprehensive income. As interest expense is accrued, an amount equal to the difference between the fixed and floating-rate interest payments is transferred from other comprehensive income to interest expense.

Environmental Expenditures Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not provide future benefits, are expensed as incurred. Liabilities are recorded when environmental assessments are made or the requirement for remedial efforts is probable, and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies.

Income Taxes The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. Management provides valuation allowances against the net deferred tax asset for amounts which are not considered more likely than not to be realized.

Earnings Per Share Basic earnings-per-share computations are based on the weighted-average number of shares of common stock outstanding during the year. Diluted earnings-per-share calculations reflect the assumed exercise and conversion of employee stock options that have an exercise price that is below the average market price of the common shares for the respective periods.

Options to purchase 43.7 million and 32.3 million shares of common stock at weighted-average per share prices of $61.30 and $61.98 for the years ended December 31, 2001 and 2000, respectively, were outstanding during the years presented but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the respective periods.

Comprehensive Income SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement with the same prominence as other financial statements. Comprehensive income consists of net earnings, the net unrealized gains or losses on available-for-sale marketable securities, foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on financial instruments qualifying for hedge accounting and is presented in the Consolidated Statement of Shareholders' Equity in accordance with SFAS No. 130.

Stock-Based Compensation The Company accounts for its employee stock incentive plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and the related interpretations under Financial Accounting Standards Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Accordingly, no compensation cost is recognized for stock-based compensation unless the quoted market price of the stock at the grant date is in excess of the price the employee must pay to acquire the stock.

SFAS No. 123, "Accounting for Stock-Based Compensation," allows, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue using the intrinsic method prescribed in APB No. 25 as described above. The Company has adopted the disclosure-only provisions of SFAS No. 123. See Note 18.

Segment Reporting The Company reports net sales, operating income, net income, certain expense, asset and geographical information about its operating segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires public companies to report information about their business activities, which meet the criteria of a reportable segment. Reportable segments are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has three reportable segments. See Note 21 for a discussion of the change in the Company's operating structure in 2001.

Recently Issued Accounting Standards In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," collectively referred to as the "Standards," which are effective for the Company as of January 1, 2002, except as noted below. SFAS No. 141 supercedes APB No. 16, "Business Combinations." The provisions of SFAS No. 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that, upon adoption of SFAS No. 142, the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS No. 142 supercedes APB No. 17, "Intangible Assets," and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

The Company will adopt the provisions of SFAS No. 142 in its first quarter ended March 31, 2002. The Company is in the process of preparing for its adoption of SFAS No. 142 and is making the determinations as to its reporting units and the amounts of goodwill, intangible assets, other assets, and liabilities allocated to those reporting units. The Company is evaluating the useful lives assigned to its intangible assets and does not anticipate any material changes to such useful lives.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step of the goodwill impairment test is to test for a potential impairment. The second step of the goodwill impairment test is to measure the amount of the impairment loss. The Company expects to complete steps one and two of the goodwill impairment test during the first quarter of 2002. The Company does not believe that the results of these impairment test steps will have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale and to be disposed of by sale. Although the Statement retains certain of the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it supercedes SFAS No. 121 and APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 also amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, and will thus be adopted by the Company, as required, on January 1, 2002. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's consolidated financial statements.

The EITF has issued EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The EITF provides guidance with respect to the statement of earnings classification of and the accounting for recognition and measurement of consideration given by a vendor to a customer, which includes sales incentive offers labeled as discounts, coupons, rebates and free products or services as well as arrangements labeled as slotting fees, cooperative advertising and buydowns. The guidance with respect to the appropriate statement of earnings classification of the consideration given by a vendor to a customer is effective for annual and interim periods beginning after December 15, 2001. Upon adoption, financial statements for prior periods presented for comparative purposes should be reclassified to comply with the requirements under the EITF.

The guidance with respect to the accounting for recognition and measurement of consideration given by a vendor to a customer is effective for annual and interim periods beginning after December 15, 2001. The impact on the statement of earnings resulting from the adoption of the EITF should be reported as a cumulative effect of a change in accounting principle or applied prospectively to new sales incentives offered on or after the effective date. The impact of the guidance under EITF 01-09 on the Company's consolidated financial statements has not yet been determined.

Reclassifications Certain reclassifications of prior financial information and related footnote amounts have been made to conform with the 2001 presentation.

Note 2: Receivables, net

(in millions)	2001	2000
Trade receivables	$ 1,966	$ 2,245
Miscellaneous receivables	371	408
Total (net of allowances of $109 and $89)	$ 2,337	$ 2,653

In the fourth quarter of 2001, the Company recorded a charge of $20 million to provide for the potential uncollectible amounts due from Kmart, who filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code in January 2002. The amount of $20 million is included in selling, general and administrative expenses and in the total allowance of $109 million at December 31, 2001.

Note 3: Inventories, net

(in millions)	2001	2000
At FIFO or average cost (approximates current cost)		
Finished goods	$ 851	$ 1,155
Work in process	318	423
Raw materials and supplies	412	589
	1,581	2,167
LIFO reserve	(444)	(449)
Total	$ 1,137	$ 1,718

Inventories valued on the LIFO method are approximately 48% and 47% of total inventories in 2001 and 2000, respectively. During 2001, inventory usage resulted in liquidations of LIFO inventory quantities. In the aggregate, these inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these LIFO liquidations was to reduce cost of goods sold by $14 million in 2001. No LIFO layer liquidations occurred in 2000 or 1999.

The Company provides for potentially excess, obsolete or slow-moving inventory based on management's analysis of inventory levels and future sales forecasts. The Company also provides for inventories whose cost is in excess of market. At December 31, 2001 and 2000, aggregate excess, obsolete, slow-moving and lower of cost or market reserves were $99 million and $96 million, respectively.

Note 4: Property, Plant and Equipment, net

(in millions)	2001	2000
Land	$ 127	$ 141
Buildings and building improvements	2,602	2,285
Machinery and equipment	9,884	9,585
Construction in progress	369	952
	12,982	12,963
Accumulated depreciation	(7,323)	(7,044)
Net properties	$ 5,659	$ 5,919

Depreciation expense was $765 million, $738 million and $773 million for the years 2001, 2000, and 1999, respectively.

Note 5: Goodwill, net

(in millions)	2001	2000
Goodwill	$ 1,868	$ 1,724
Accumulated amortization	920	777
Goodwill, net	$ 948	$ 947

During 2001, the Company purchased Ofoto, Inc. and substantially all of the imaging service operations of the Bell & Howell Company. The Company recorded goodwill in connection with these two acquisitions of $37 million and $70 million, respectively. The additional net increase in goodwill results from additional acquisitions, which are all individually immaterial. See Note 19.

Note 6: Investments

At December 31, 2001, the Company's significant equity method investees and the Company's approximate ownership interest in each investee were as follows:

Kodak Polychrome Graphics (KPG)	50%
NexPress Solutions LLC	50%
Phogenix Imaging LLC	50%
Matsushita-Ultra Technologies Battery Corporation	30%
Express Stop Financing (ESF)	50%
SK Display Corporation	34%

At December 31, 2001 and 2000, the Company's equity investment in these unconsolidated affiliates was $360 million and $317 million, respectively, and is reported within other long-term assets. The Company records its equity in the income or losses of these investees and reports such amounts in other income (charges). See Note 12. These investments do not meet the Regulation S-X significance test requiring the inclusion of separate investee financial statements.

The Company also has certain investments with less than a 20% ownership interest in various private companies whereby the Company does not have the ability to exercise significant influence. Such investments are accounted for under the cost method. At December 31, 2001 and 2000, the carrying value of these investments aggregated $51 million and $55 million, respectively, and is reported in other long-term assets. During 2001, the Company recorded an asset impairment charge of $15 million on certain strategic and non-strategic investments which exhibited other-than-temporary declines in their fair value. See Note 14.

Kodak sells certain of its long-term lease receivables relating to the sale of photofinishing equipment to ESF without recourse to the Company. Sales of long-term lease receivables to ESF were approximately $83 million, $153 million and $397 million in 2001, 2000 and 1999, respectively. See Note 10.

The Company sells graphics film and other products to its equity affiliate, KPG. Sales to KPG for the years ended December 31, 2001, 2000 and 1999 amounted to $350 million, $419 million and $540 million, respectively, and cost of goods sold on these sales amounted to $258 million, $290 million and $359 million for the years ended December 31, 2001, 2000 and 1999, respectively. These sales and cost of goods sold amounts are reported in the Consolidated Statement of Earnings. The Company eliminates profits on these sales, to the extent the inventory has not been sold through to third parties on the basis of its 50% interest. At December 31, 2001 and 2000, amounts due from KPG on such sales were $40 million and $52 million, respectively, and are reported in receivables, net. Additionally, the Company has guaranteed certain debt obligations of KPG up to $175 million which is included in the total guarantees amount of $277 million at December 31, 2001, as discussed in Note 10.

The Company also sells toner products to its 50% owned equity affiliate, NexPress. However, these sales transactions are not material to the Company's results of operations or financial position.

Kodak has no other material activities with its investees.

Note 7: Accounts Payable and Other Current Liabilities

(in millions)	2001	2000
Accounts payable, trade	$ 674	$ 817
Accrued advertising and promotional expenses	568	578
Accrued employment-related liabilities	749	780
Accrued restructuring liabilities	318	–
Dividends payable	–	128
Other	967	1,100
Total payables	$ 3,276	$ 3,403

The Other component above consists of other miscellaneous current liabilities which, individually, are less than 5% of the Total current liabilities component within the Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

Note 8: Short-Term Borrowings and Long-Term Debt

Short-Term Borrowings

The Company's short-term borrowings at December 31, 2001 and 2000 were as follows:

(in millions)	2001	2000
Commercial paper	$ 1,140	$ 1,809
Current portion of long-term debt	156	148
Short-term bank borrowings	238	249
Total short-term borrowings	$ 1,534	$ 2,206

The weighted-average interest rates for commercial paper outstanding during 2001 and 2000 were 3.6% and 6.6%, respectively. The weighted-average interest rates for short-term borrowings outstanding during 2001 and 2000 were 6.2% and 5.4%, respectively.

The Company has $2.45 billion in revolving credit facilities established in 2001, which are available to support the Company's commercial paper program and for general corporate purposes. The credit agreements are comprised of a 364-day commitment at $1.225 billion expiring in July 2002 and a 5-year commitment at $1.225 billion expiring in July 2006. If unused, they have a commitment fee of $3 million per year, at the Company's current credit rating. Interest on amounts borrowed under these facilities is calculated at rates based on the Company's credit rating and spreads above certain reference rates. There were no amounts outstanding under these arrangements or the prior year arrangement at December 31, 2001 and 2000, respectively. The facility includes a covenant which requires the Company to maintain a certain EBITDA (earnings before interest, income taxes, depreciation and amortization) to interest ratio. In the event of violation of the covenant, the facility would not be available for borrowing until the covenant provisions were waived, amended or satisfied. The Company does not anticipate that a violation is likely to occur.

Long-Term Debt

Description and Interest Rates of 2001 Borrowings	Maturity Dates of 2001 Borrowings		
(in millions)		2001	2000
Notes:			
3.74%	2003	$ 10	$ –
6.38%–8.25%	2002–2006	959	473
9.20%–9.95%	2003–2021	191	191
Debentures:			
1.11%–3.16%	2003–2004	42	61
Other:			
2.42%	2004	190	–
5.94%–6.66%	2002–2010	430	591
		1,822	1,316
Current portion of long-term debt		(156)	(150)
Long-term debt, net of current portion		$ 1,666	$ 1,166

Annual maturities (in millions) of long-term debt outstanding at December 31, 2001 are as follows: 2002: $13; 2003: $394; 2004: $379; 2005: $333; 2006: $500; 2007 and beyond: $47.

During the second quarter of 2001, the Company issued Medium-Term Notes consisting of floating-rate notes in the amount of $150 million maturing on September 16, 2002 and 6.375% fixed notes in the amount of $500 million maturing on June 15, 2006. The proceeds from this offering were used to pay down a portion of the Company's outstanding commercial paper.

The Company has a shelf registration statement for medium-term notes of which $1.35 billion remains available for issuance.

Note 9: Other Long-Term Liabilities

(in millions)	2001	2000
Deferred compensation	$ 164	$ 166
Minority interest in Kodak companies	84	93
Environmental liabilities	162	113
Deferred income taxes	81	61
Other	229	248
Total	$ 720	$ 681

The Other component above consists of other miscellaneous long-term liabilities which, individually, are less than 5% of the Total liabilities component in the Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

Note 10: Commitments and Contingencies

Environmental Cash expenditures for pollution prevention and waste treatment for the Company's current manufacturing facilities were as follows:

(in millions)	2001	2000	1999
Recurring costs for pollution prevention and waste treatment	$ 68	$ 72	$ 69
Capital expenditures for pollution prevention and waste treatment	27	36	20
Site remediation costs	2	3	5
Total	$ 97	$ 111	$ 94

At December 31, 2001 and 2000, the Company's undiscounted accrued liabilities for environmental remediation costs amounted to $162 million and $113 million, respectively. These amounts are reported in other long-term liabilities.

The Company is currently implementing a Corrective Action Program required by the Resource Conservation and Recovery Act (RCRA) at the Kodak Park site in Rochester, NY. As part of this Program, the Company has completed the RCRA Facility Assessment (RFA), a broad-based environmental investigation of the site. The Company is currently in the process of completing, and in some cases has completed, RCRA Facility Investigations (RFIs) and Corrective Measures Studies (CMS) for areas at the site. At December 31, 2001, estimated future remediation costs of $70 million are accrued on an undiscounted basis by the Company and are included in remediation accruals reported in other long-term liabilities.

Additionally, the Company has retained certain obligations for environmental remediation and Superfund matters related to certain sites associated with the non-imaging health businesses sold in 1994. In addition, the Company has been identified as a potentially responsible party (PRP) in connection with the non-imaging health businesses in five active Superfund sites. At December 31, 2001, estimated future remediation costs of $51 million are accrued on an undiscounted basis by the Company and are included in the environmental accruals reported in other long-term liabilities.

The Company recorded a $41 million charge in the fourth quarter of 2001 for additional environmental reserves. This amount has been included in selling, general and administrative expenses. Approximately $34 million has been provided for two former manufacturing sites located outside the United States. Investigations were completed by an external environmental consultant in the fourth quarter of 2001, which facilitated the completion of cost estimates for the future remediation and monitoring of these sites. In addition, the accrual incorporates the Company's estimate of its cost to repurchase one of the sites and demolish the buildings in preparation for its possible conversion to a public park. The establishment of these accruals is consistent with Kodak's policy to record accruals for environmental remediation obligations generally no later than the completion of feasibility studies. The additional $7 million recorded during the fourth quarter of 2001 represents the estimated increased costs associated with the site remediation of the non-imaging health businesses sold in 1994 discussed above ($4 million) and increases in estimated costs ($3 million) associated with the remediation of other facilities which are not material to the Company's financial position, results of operations, cash flows or competitive position. These aforementioned environmental accruals have been established on an undiscounted basis.

Cash expenditures for the aforementioned remediation and monitoring activities are expected to be incurred over the next thirty years for each site. The accrual reflects the Company's cost estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company's cost estimate is based upon existing technology and has not been reduced by possible recoveries from third parties. The Company's estimate includes equipment and operating costs for remediation and long-term monitoring of the sites.

A Consent Decree was signed in 1994 in settlement of a civil complaint brought by the U.S. Environmental Protection Agency and the U.S. Department of Justice under which the Company is subject to a Compliance Schedule by which the Company improved its waste characterization procedures, upgraded one of its incinerators, and is evaluating and upgrading its industrial sewer system. The total expenditures required to complete this program are currently estimated to be approximately $24 million over the next nine years. These expenditures are primarily capital in nature and, therefore, are not included in the environmental accrual at December 31, 2001.

The Company is presently designated as a PRP under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (the Superfund law), or under similar state laws, for environmental assessment and cleanup costs as the result of the Company's alleged arrangements for disposal of hazardous substances at six active Superfund sites. With respect to each of these sites, the Company's actual or potential allocated share of responsibility is small. Furthermore, numerous other PRPs have also been designated at these sites, and although the law imposes joint and several liability on PRPs, the Company's historical experience demonstrates that these costs are shared with other PRPs. Settlements and costs paid by the Company in Superfund matters to date have not been material. Future costs are also not expected to be material to the Company's financial position or results of operations.

The Clean Air Act Amendments were enacted in 1990. Expenditures to comply with the Clean Air Act implementing regulations issued to date have not been material and have been primarily capital in nature. In addition, future expenditures for existing regulations, which are primarily capital in nature, are not expected to be material. Many of the regulations to be promulgated pursuant to this Act have not been issued.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible outcomes. Estimates developed in the early stages of remediation can vary significantly. A finite estimate of cost does not normally become fixed and determinable at a specific point in time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability and the Company continually updates its cost estimates. It is reasonably possible that the Company's recorded estimates of its liabilities may change and there is no assurance that additional costs greater than the amounts accrued will not be incurred or that changes in environmental laws or their interpretation will not require that additional amounts be spent.

Factors which cause uncertainties for the Company include, but are not limited to, the effectiveness of the current work plans in achieving targeted results and proposals of regulatory agencies for desired methods and outcomes. It is possible that financial position, results of operations, cash flows or competitive positions could be affected by the impact of the ultimate resolution of these matters.

Other Commitments and Contingencies The Company has entered into agreements with several companies which provide Kodak with products and services to be used in its normal operations. The minimum payments for these agreements are approximately $221 million in 2002, $191 million in 2003, $165 million in 2004, $137 million in 2005, $82 million in 2006 and $246 million in 2007 and thereafter.

The Company guarantees debt and other obligations under agreements with certain affiliated companies and customers. At December 31, 2001, these guarantees totaled approximately $277 million. Within the total amount of $277 million, the Company is guaranteeing debt in the amount of $175 million for Kodak Polychrome Graphics, an unconsolidated affiliate in which the Company has a 50% ownership interest. The balance of the amount is principally comprised of other loan guarantees and guarantees of customer amounts due to banks in connection with various banks' financing of customers' purchase of equipment and products from Kodak. These guarantees would require payment from Kodak only in the event of default on payment by the respective debtor. Management believes the likelihood is remote that material payments will be required under these guarantees.

Qualex, a wholly-owned subsidiary of Kodak, has a 50% ownership interest in ESF, which is a joint venture partnership between Qualex and Dana Credit Corporation (DCC), a wholly-owned subsidiary of Dana Corporation. Qualex accounts for its investment in ESF under the equity method of accounting. ESF provides a long-term financing solution to Qualex's photofinishing customers in connection with Qualex's leasing of photofinishing equipment to third parties, as opposed to Qualex extending long-term credit. As part of the operations of its photofinishing services, Qualex sells equipment under a sales-type lease arrangement and records a long-term receivable. These long-term receivables are subsequently sold to ESF without recourse to Qualex. ESF incurs long-term debt to finance a portion of the purchase of the receivables from Qualex. This debt is collateralized solely by the long-term receivables purchased from Qualex, and in part, by a $60 million guarantee from DCC. Qualex provides no guarantee or collateral to ESF's creditors in connection with the debt, and ESF's debt is non-recourse to Qualex. Qualex's only continued involvement in connection with the sale of the long-term receivables is the servicing of the related equipment under the leases. Qualex has continued revenue streams in connection with this equipment through future sales of photofinishing consumables, including paper and chemicals, and maintenance.

Qualex has risk with respect to the ESF arrangement as it relates to its continued ability to procure spare parts from the primary photofinishing equipment vendor to fulfill its servicing obligations under the leases. The primary photofinishing equipment vendor is currently experiencing financial difficulty, which raises concern about Qualex's ability to procure the required service parts. Although the lessees' requirement to pay ESF under the lease agreements is not contingent upon Qualex's fulfillment of its servicing obligations under the leases, under the agreement with ESF, Qualex would be responsible for any deficiency in the amount of rent not paid to ESF as a result of any lessee's claim regarding maintenance or supply services not provided by Qualex. Such lease payments would be made in accordance with the original lease terms, which generally extend over 5 to 7 years. ESF's outstanding lease receivable amount was approximately $570 million at December 31, 2001. To mitigate the risk of not being able to fulfill its service obligations, Qualex has built up its inventory of these spare parts and has begun refurbishing used parts. Additionally, Qualex has entered into spare parts escrow agreements under which bills of materials, parts drawings, intellectual property and other information necessary to manufacture the parts were put into escrow arrangements. In the event that the primary photofinishing equipment vendor were unable to supply the necessary parts to Qualex, Qualex would gain access to the information in the escrow arrangements to either manufacture or have manufactured the parts necessary to fulfill its servicing obligations. Management is currently negotiating alternatives with the photofinishing equipment vendor to further mitigate the above risks.

In December 2001, Standard & Poor's downgraded the credit ratings of Dana Corporation to BB for long-term debt and B for short-term debt, which are below investment grade. This action created a Guarantor Termination Event under the Receivables Purchase Agreement (RPA) that ESF has with its banks under the RPA. To cure the Guarantor Termination Event, in January 2002, ESF posted $60 million of additional collateral in the form of cash and long-term lease receivables. At that time, if Dana Corporation were downgraded below BB by Standard & Poor's or below Ba2 by Moody's, that action would constitute a Termination Event under the RPA and ESF would be forced to renegotiate its debt arrangements with the banks. On February 22, 2002, Moody's downgraded Dana Corporation to a Ba3 credit rating, thus creating a Termination Event.

Under the Termination Event, the banks can require ESF to put up an additional 6% collateral against the debt (on a debt balance of approximately $405 million at the time of filing the annual report, the additional collateral would be approximately $24 million), the interest rate on the debt could be increased 2 percentage points and Qualex could be precluded from selling any new receivables to ESF until the Termination Event has been waived by the banks. ESF does not currently have the ability to put up the additional collateral, and therefore, ESF would require additional capital infusions by DCC and Qualex. If DCC and/or Qualex do not provide the additional capital funding to ESF, the banks could accelerate the debt and force ESF to liquidate its long-term lease receivables to service the debt. Management believes that it is unlikely that the banks would accelerate the debt, and force ESF to sell the receivables to a third party to generate cash to satisfy the debt, due to the high-quality nature of the underlying long-term receivable portfolio. Furthermore, under this scenario, the banks would not have any recourse against Qualex; rather, the impact on Qualex would be limited to the need to find an alternative source of financing for future photofinishing equipment placements. Additionally, under this scenario, it is not expected that the operations of the customers who are leasing the equipment under these long-term lease arrangements would be affected such that Qualex's revenue stream for future sales of photofinishing consumables would be jeopardized. ESF is beginning negotiations with the banks to resolve the Termination Event.

The current RPA arrangement expires on July 23, 2002, at which time the RPA can be extended or terminated. If the RPA is terminated, Qualex will no longer be able to sell its lease receivables to ESF and will need to find an alternative financing solution for future sales of its photofinishing equipment. Under the partnership agreement between Qualex and DCC, subject to certain conditions, ESF has exclusivity rights to purchase Qualex's long-term lease receivables. The term of the partnership agreement continues through October 6, 2003. In light of the Termination Event referred to above and the timing of the partnership termination, Qualex is currently considering alternative financing solutions for prospective leasing activity with its customers.

At December 31, 2001, the Company had outstanding letters of credit totaling $42 million and surety bonds in the amount of $94 million to ensure the completion of environmental remediations and payment of possible casualty and workers' compensation claims.

Rental expense, net of minor sublease income, amounted to $126 million in 2001, $155 million in 2000 and $142 million in 1999. The approximate amounts of noncancelable lease commitments with terms of more than one year, principally for the rental of real property, reduced by minor sublease income, are $106 million in 2002, $85 million in 2003, $70 million in 2004, $36 million in 2005, $25 million in 2006 and $45 million in 2007 and thereafter.

The Company and its subsidiary companies are involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental, and health and safety matters, which are being handled and defended in the ordinary course of business. There are no such matters pending that the Company and its General Counsel expect to be material in relation to the Company's business, financial position or results of operations.

Note 11: Financial Instruments

The following table presents the carrying amounts of the assets (liabilities) and the estimated fair values of financial instruments at December 31, 2001 and 2000:

	2001		2000	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities:				
Current	$ 3	$ 3	$ 5	$ 5
Long-term	34	34	54	53
Other investments	–	–	2	2
Long-term debt	(1,666)	(1,664)	(1,166)	(1,184)
Foreign currency forwards	1	1	(44)	(44)
Silver forwards	1	1	(17)	(17)
Interest rate swap	(2)	(2)	–	–

Marketable securities and other investments are valued at quoted market prices. The fair values of long-term borrowings are determined by reference to quoted market prices or by obtaining quotes from dealers. The fair values for the remaining financial instruments in the above table are based on dealer quotes and reflect the estimated amounts the Company would pay or receive to terminate the contracts. The carrying values of cash and cash equivalents, receivables, short-term borrowings and payables approximate their fair values.

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices, and interest rates which may adversely affect its results of operations and financial position. The Company manages such exposures, in part, with derivative financial instruments. The fair value of these derivative contracts is reported in other current assets or accounts payable and other current liabilities.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center, as well as forecasted foreign currency denominated intercompany sales. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices. The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements. An interest rate swap agreement was used to convert some floating-rate debt to fixed-rate debt. The Company does not utilize financial instruments for trading or other speculative purposes.

On January 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. If certain conditions are met, a derivative may be designated as a hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The transition adjustment was a loss of $1 million recorded in other income (charges) for marking foreign exchange forward contracts to fair value, and an unrealized gain of $3 million recorded in other comprehensive income for marking silver forward contracts to fair value. These items were not displayed in separate captions as cumulative effects of a change in accounting principle, due to their immateriality. The fair value of the contracts is reported in other current assets or in current liabilities.

The Company has entered into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated intercompany sales. At December 31, 2001, the Company had cash flow hedges for the Euro, the Canadian dollar, the Australian dollar, and the Korean won, with maturity dates ranging from January 2002 to July 2002.

At December 31, 2001, the fair value of all open foreign currency forward contracts was an unrealized gain of $1 million, recorded in other comprehensive income. Additionally, realized losses of less than $1 million, related to closed foreign currency contracts, have been deferred in other comprehensive income. If all amounts deferred to other comprehensive income related to these contracts were to be realized, less than $1 million of gains would be reclassified into cost of goods sold over the next twelve months as the inventory transferred in connection with the intercompany sales is sold to third parties. During 2001, a loss of $13 million was reclassified from other comprehensive income to cost of goods sold. Hedge ineffectiveness was insignificant.

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked to market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings (both in other income). The majority of the contracts held by the Company are denominated in Euros, Australian dollars, British pounds, Canadian dollars, and Chinese renminbi.

The Company has entered into silver forward contracts that are designated as cash flow hedges of price risk related to forecasted worldwide silver purchases. The Company used silver forward contracts to minimize its exposure to increases in silver prices in 2000 and 2001. At December 31, 2001, the Company had open forward contracts with maturity dates ranging from January 2002 to June 2002.

At December 31, 2001, the fair value of open silver forward contracts was an unrealized gain of $1 million, recorded in other comprehensive income. If this amount were to be realized, all of it would be reclassified into cost of goods sold during the next twelve months. During 2001, a realized loss of $35 million was recorded in cost of goods sold. At December 31, 2001, realized losses of $7 million, related to closed silver contracts, were recorded in other comprehensive income. These losses will be reclassified into cost of goods sold as silver-containing products are sold, all within the next twelve months. Hedge ineffectiveness was insignificant.

In July 2001, the Company entered into an interest rate swap agreement designated as a cash flow hedge of the LIBOR-based floating-rate interest payments on $150 million of debt issued June 26, 2001 and maturing September 16, 2002. The swap effectively converts interest expense on that debt to a fixed annual rate of 4.06%.

At December 31, 2001, the fair value of the swap was a loss of $2 million, recorded in other comprehensive income. If this amount were to be realized, all of this loss would be reclassified into interest expense within the next twelve months. During 2001, less than $1 million was charged to interest expense related to the swap. There was no hedge ineffectiveness.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2000 was not significant to the Company.

Note 12: Other Income (Charges)

(in millions)	2001	2000	1999
Investment income	$ 15	$ 36	$ 37
Loss on foreign exchange transactions	(9)	(13)	(2)
Equity in income (losses) of unconsolidated affiliates	(79)	(110)	(11)
Gain on sales of investments	18	127	41
Gain on sales of capital assets	3	51	28
(Loss) gain on sales of subsidiaries	–	(9)	120
Interest on past-due receivables	10	14	15
Minority interest	11	(11)	30
Other	13	11	3
Total	$ (18)	$ 96	$ 261

Note 13: Income Taxes

The components of earnings before income taxes and the related provision for U.S. and other income taxes were as follows:

(in millions)	2001	2000	1999
Earnings (loss) before income taxes			
U.S.	$ (266)	$ 1,294	$ 1,398
Outside the U.S.	374	838	711
Total	$ 108	$ 2,132	$ 2,109
U.S. income taxes			
Current (benefit) provision	$ (65)	$ 145	$ 185
Deferred (benefit) provision	(69)	225	215
Income taxes outside the U.S.			
Current provision	177	268	225
Deferred (benefit) provision	(5)	37	23
State and other income taxes			
Current provision	3	35	60
Deferred (benefit) provision	(9)	15	9
Total	$ 32	$ 725	$ 717

The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate were as follows:

(in millions)	2001	2000	1999
Amount computed using the statutory rate	$ 38	$ 746	$ 738
Increase (reduction) in taxes resulting from:			
State and other income taxes, net of federal	(4)	33	45
Goodwill amortization	45	40	36
Export sales and manufacturing credits	(19)	(48)	(45)
Operations outside the U.S.	(10)	(70)	(41)
Valuation allowance	(18)	(9)	5
Tax settlement	(11)	–	–
Other, net	11	33	(21)
Provision for income taxes	$ 32	$ 725	$ 717

During the third quarter of 2001, the Company reached a favorable tax settlement, which resulted in a tax benefit of $11 million. In addition, during the fourth quarter the Company recorded a $20 million tax benefit due to a reduction in the estimated effective tax rate for the full year. The reduction in the estimated effective tax rate was primarily attributable to a shift in actual earnings versus estimates toward lower tax rate jurisdictions, and an increase in creditable foreign tax credits as compared to estimates.

The significant components of deferred tax assets and liabilities were as follows:

(in millions)	2001	2000
Deferred tax assets		
Postemployment obligations	$ 867	$ 916
Restructuring programs	122	–
Employee deferred compensation	120	116
Inventories	99	139
Tax loss carryforwards	56	103
Other	739	768
Total deferred tax assets	2,003	2,042
Deferred tax liabilities		
Depreciation	612	555
Leasing	188	225
Other	535	591
Total deferred tax liabilities	1,335	1,371
Valuation allowance	56	103
Net deferred tax assets	$ 612	$ 568

Deferred income tax assets (liabilities) are reported in the following components within the Consolidated Statement of Financial Position:

(in millions)	2001	2000
Deferred income tax charges (current)	$ 521	$ 575
Other long-term assets	201	88
Accrued income taxes	(29)	(34)
Other long-term liabilities	(81)	(61)
Net deferred income tax assets	$ 612	$ 568

The valuation allowance is primarily attributable to certain net operating loss carryforwards outside the U.S. The primary reason for the decline in the valuation allowance from 2000 to 2001 was attributable to utilization of tax loss carryforwards by certain units outside the U.S. A majority of the net operating loss carryforwards are subject to a five-year expiration period. Management believes that it is more likely than not that it will generate taxable income in certain jurisdictions sufficient to realize the remaining tax benefit associated with the future deductible temporary differences identified above. This belief is based upon a review of all available evidence, including historical operating results and projections of future taxable income.

Retained earnings of subsidiary companies outside the U.S. were approximately $1,491 million and $1,574 million at December 31, 2001 and 2000, respectively. Retained earnings at December 31, 2001 are considered to be reinvested indefinitely. It is not practicable to determine the deferred tax liability for temporary differences related to these retained earnings if they were to be remitted.

Note 14: Restructuring Costs and Other

The following table summarizes the activity with respect to the restructuring charges and reversals recorded in 2001, 2000 and 1999 and the remaining balance in the related restructuring and asset impairment reserves at December 31, 2001:

(in millions)

	Number of Employees	Severance Reserve	Inventory Reserve	Long-term Assets Reserve	Exit Costs Reserve	Total
1999 charges	3,400	$ 250	$ –	$ 90	$ 10	$ 350
1999 utilization	(400)	(21)	–	(90)	–	(111)
Ending balance at December 31, 1999	3,000	229	–	–	10	239
2000 reversal	(500)	(44)	–	–	–	(44)
2000 utilization	(2,500)	(185)	–	–	(10)	(195)
Ending balance at December 31, 2000	–	–	–	–	–	–
2001 charges	7,200	351	84	215	48	698
2001 reversal	(275)	(20)	–	–	–	(20)
2001 utilization	(2,700)	(56)	(84)	(215)	(5)	(360)
Ending balance at December 31, 2001	4,225	$ 275	$ –	$ –	$ 43	$ 318

2001 Restructuring Programs and Other

During 2001, the Company recorded a total charge for its two separate restructuring programs, the first of which was implemented in the second and third quarters of 2001 and the second of which was implemented in the fourth quarter of 2001, of $698 million, primarily for the rationalization of the U.S. photofinishing operations, the elimination of excess manufacturing capacity, the exit of certain operations and reductions in research and development positions and selling, general and administrative positions worldwide. The total restructuring amount of $698 million was comprised of charges for severance, long-term assets, inventory, and exit costs of $351 million, $215 million, $84 million, and $48 million, respectively. Additionally, during 2001, the Company recorded asset impairments relating to the Wolf Camera bankruptcy, its photofinishing operations, relocation costs in connection with a closed manufacturing site and investments in strategic and non-strategic ventures (See Note 6) of $77 million, $42 million, $18 million and $15 million, respectively.

Approximately $351 million of the charges of $698 million was for employee severance covering 7,200 worldwide positions. The geographic breakdown includes approximately 4,300 employees in the U.S. and Canada and 2,900 throughout the rest of the world. The 7,200 personnel were associated with the realignment of manufacturing (2,450), service and photofinishing operations (1,950), R&D (425) and administrative (2,375) functions in various locations of the Company's worldwide operations. Approximately 2,700 positions were eliminated by the end of 2001, with the majority of the remaining positions to be eliminated during the early part of 2002. In the fourth quarter of 2001, the Company reversed $20 million of the second quarter severance charge as certain severance actions, primarily in the European, African and Middle Eastern Region (EAMER) and Japan, will be completed at a total cost less than originally estimated. This is the result of a lower actual severance cost per employee as compared with the original amounts estimated. In addition, approximately 275 (150 service and photofinishing, 100 administrative and 25 R&D) fewer employees will be separated. The original severance accrual of $351 million and the $20 million reversal were included in restructuring costs and other.

The Company included $119 million of the $698 million provision in cost of goods sold, representing an $84 million inventory write-down associated with product line discontinuances and $35 million related to accelerated depreciation on assets presently used in operations which were disposed of during the latter part of 2001 or will be disposed of through abandonment within the first three months of 2002.

Also included in restructuring costs and other were write-offs and costs associated with the Company's exit from non-strategic operations and investments, consisting of $180 million for the write-off of capital assets, goodwill and investments, and $48 million for exit costs. The exit costs consist principally of lease termination expenses, shutdown costs and vendor penalty payments, which have been accrued on an undiscounted basis.

In 2001, the Company recorded a $77 million charge associated with the bankruptcy of the Wolf Camera Inc. consumer retail business. This amount is reflected in restructuring costs and other.

During 2001, the Company recorded a $42 million charge representing the write-off of certain lease residuals, receivables and capital assets resulting primarily from technology changes in the transition from optical to digital photofinishing equipment within the Company's onsite photofinishing operations. The charges for the lease residuals and capital assets totaling $19 million have been included in cost of goods sold. The remaining $23 million has been included in restructuring costs and other.

1999 Program

During the third quarter of 1999, the Company recorded a restructuring charge of $350 million relating to worldwide manufacturing and photofinishing consolidation and reductions in selling, general and administrative positions worldwide. Approximately $250 million of the $350 million restructuring charge was for severance covering 3,400 worldwide positions. The geographic breakdown included approximately 1,475 employees in the U.S. and Canada and 1,925 throughout the rest of the world. These reductions were associated with the realignment of manufacturing (1,500) and service and photofinishing operations (870), and the consolidation of sales and marketing (460), R&D (70) and administrative (500) functions in various locations of the Company's worldwide operations.

In the second quarter of 2000, the Company reversed approximately $44 million of severance-related costs originally recorded as part of this program. The reversal was the result of two factors which occurred during the second quarter. First, certain manufacturing operations originally planned to be outsourced were retained, as cost-beneficial arrangements for the Company could not be reached. Second, severance actions in Japan and Europe were completed at a cost less than originally estimated. Consequently, approximately 500 (450 manufacturing and 50 administrative) fewer employees were separated. The original $350 million charge in 1999 and the $44 million reversal are included in restructuring costs and other. Aside from the actions described above, all other projects included in this program were effectively completed by December 31, 2000. A total of 2,900 employees were terminated under this program in 2000 and 1999.

Also included in restructuring costs and other are $90 million for asset write-downs and $10 million for shutdown costs. These charges are primarily for vacant buildings to be sold, equipment to be shut down and other costs related to the Company's sale and exit of its Elmgrove manufacturing facility.

Other Cost Reductions In addition to the charges discussed above, the Company incurred charges of approximately 18 million, $50 million and $11 million in 2001, 2000, and 1999, respectively, for the accelerated depreciation of certain assets which remained in use until the Company sold its Elmgrove manufacturing facility in the second quarter of 2000, and related relocation costs. These charges were included in cost of goods sold. The sale of this facility did not result in a material gain or loss to the Company.

Note 15: Retirement Plans

Substantially all U.S. employees are covered by a noncontributory plan, the Kodak Retirement Income Plan (KRIP), which is funded by Company contributions to an irrevocable trust fund. The funding policy for KRIP is to contribute amounts sufficient to meet minimum funding requirements as determined by employee benefit and tax laws plus additional amounts the Company determines to be appropriate. Generally, benefits are based on a formula recognizing length of service and final average earnings. Assets in the fund are held for the sole benefit of participating employees and retirees. The assets of the trust fund are comprised of corporate equity and debt securities, U.S. government securities, partnership and joint venture investments, interests in pooled funds, and various types of interest rate, foreign currency and equity market financial instruments. Kodak common stock represents approximately 3.4% of trust assets.

On March 25, 1999, the Company amended this plan to include a separate cash balance formula for all U.S. employees hired after February 1999. All U.S. employees hired prior to that date were granted the option to choose the KRIP plan or the Cash Balance Plus plan. Written elections were made by employees in 1999, and were effective January 1, 2000. The Cash Balance Plus plan credits employees' accounts with an amount equal to 4% of their pay, plus interest based on the 30-year treasury bond rate. In addition, for employees participating in this plan and the Company's defined contribution plan, the Savings and Investment Plan (SIP), the Company will match SIP contributions for an amount up to 3% of pay, for employee contributions of up to 5% of pay. Company contributions to SIP were $15 million and $11 million for 2001 and 2000, respectively. As a result of employee elections to the Cash Balance Plus plan, the reductions in future pension expense will be almost entirely offset by the cost of matching employee contributions to SIP. The impact of the Cash Balance Plus plan is shown as a plan amendment.

Most subsidiaries and branches operating outside the U.S. have retirement plans covering substantially all employees. Contributions by the Company for these plans are typically deposited under government or other fiduciary-type arrangements. Retirement benefits are generally based on contractual agreements that provide for benefit formulas using years of service and/or compensation prior to retirement. The actuarial assumptions used for these plans reflect the diverse economic environments within the various countries in which the Company operates.

Changes in the Company's benefit obligation, plan assets and funded status for major plans are as follows:

	2001		2000	
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in Benefit Obligation				
Projected benefit obligation at January 1	$ 5,530	$ 1,805	$ 5,798	$ 1,905
Service cost	94	33	89	35
Interest cost	406	101	408	114
Participant contributions	–	6	–	12
Plan amendment	–	–	(67)	(3)
Benefit payments	(555)	(106)	(578)	(111)
Actuarial loss (gain)	182	21	(115)	12
Settlements	–	(3)	–	(13)
Curtailments	–	–	(5)	–
Currency adjustments	–	(75)	–	(120)
Projected benefit obligation at December 31	$ 5,657	$ 1,782	$ 5,530	$ 1,831
Change in Plan Assets				
Fair value of plan assets at January 1	$ 7,290	$ 1,880	$ 7,340	$ 1,917
Actual return on plan assets	(418)	(115)	528	187
Employer contributions	–	33	–	38
Participant contributions	–	6	–	12
Benefit payments	(555)	(106)	(578)	(111)
Settlements	–	(3)	–	(13)
Currency adjustments	–	(75)	–	(126)
Other	–	5	–	1
Fair value of plan assets at December 31	$ 6,317	$ 1,625	$ 7,290	$ 1,905
Funded Status at December 31	$ 660	$ (157)	$ 1,760	$ 74
Unamortized:				
Transition asset	(56)	(22)	(115)	(33)
Net (gain) loss	(125)	338	(1,323)	65
Prior service cost	3	5	3	12
Net amount recognized at December 31	$ 482	$ 164	$ 325	$ 118

Amounts recognized in the Statement of Financial Position for major plans are as follows:

	2001 U.S.	2001 Non-U.S.	2000 U.S.	2000 Non-U.S.
Prepaid pension cost	$ 482	$ 180	$ 325	$ 139
Accrued benefit liability	–	(16)	–	(21)
Net amount recognized at December 31	$ 482	$ 164	$ 325	$ 118

The prepaid pension cost asset amounts for the U.S. and Non-U.S. for 2001 of $482 million and $180 million, respectively, and $325 million and $139 million, respectively, for 2000 are included in other long-term assets.

Pension expense (income) for all plans included:

(in millions)	2001 U.S.	2001 Non-U.S.	2000 U.S.	2000 Non-U.S.	1999 U.S.	1999 Non-U.S.
Service cost	$ 94	$ 33	$ 89	$ 36	$ 107	$ 34
Interest cost	406	101	408	114	426	111
Expected return on plan assets	(599)	(149)	(572)	(157)	(537)	(137)
Amortization of:						
Transition asset	(59)	(9)	(59)	(10)	(59)	(10)
Prior service cost	1	7	1	8	10	8
Actuarial loss	–	1	–	3	2	10
	(157)	(16)	(133)	(6)	(51)	16
Curtailments	–	–	(3)	–	(1)	–
Settlements	–	1	–	1	–	–
Net pension (income) expense	(157)	(15)	(136)	(5)	(52)	16
Other plans including unfunded plans	48	82	41	69	33	51
Total net pension (income) expense	$ (109)	$ 67	$ (95)	$ 64	$ (19)	$ 67

There was no curtailment gain or loss recognized as a result of the 2001 restructuring programs. The Company recorded a $3 million curtailment gain in 2000 and a $9 million curtailment loss in 1999 as a result of the reduction in employees from the 1997 restructuring program. Additionally, the Company recorded a $10 million curtailment gain in 1999 as a result of the sale of the Office Imaging operations.

The weighted assumptions used to compute pension amounts for major plans were as follows:

	2001 U.S.	2001 Non-U.S.	2000 U.S.	2000 Non-U.S.
Discount rate	7.25%	5.90%	7.50%	6.00%
Salary increase rate	4.30%	3.10%	4.30%	3.10%
Long-term rate of return on plan assets	9.50%	8.50%	9.50%	8.70%

The Company also sponsors an unfunded plan for certain U.S. employees, primarily executives. The benefits of this plan are obtained by applying KRIP provisions to all compensation, including amounts being deferred, and without regard to the legislated qualified plan maximums, reduced by benefits under KRIP. At December 31, 2001 and 2000, the projected benefit obligations of this plan amounted to $200 million and $187 million, respectively. The Company has accrued in postemployment liabilities its unfunded accumulated benefit obligation (ABO) of $183 million and $171 million as of December 31, 2001 and 2000, respectively. Pension expense recorded in 2001, 2000 and 1999 related to this plan was $18 million, $34 million and $21 million, respectively.

Note 16: Other Postretirement Benefits

The Company provides healthcare, dental and life insurance benefits to U.S. eligible retirees and eligible survivors of retirees. In general, these benefits are provided to U.S. retirees that are covered by the Company's KRIP plan. These benefits are funded from the general assets of the Company as they are incurred. Certain non-U.S. subsidiaries offer healthcare benefits; however, the cost of such benefits is not material to the Company.

Changes in the Company's benefit obligation and funded status are as follows:

(in millions)	2001	2000
Net benefit obligation at beginning of year	$ 2,602	$ 2,307
Service cost	14	12
Interest cost	195	169
Plan participants' contributions	2	3
Plan amendments	–	62
Actuarial loss	446	229
Curtailments	–	1
Benefit payments	(213)	(181)
Net benefit obligation at end of year	$ 3,046	$ 2,602

	2001	2000
Funded status at end of year	$ (3,046)	$ (2,602)
Unamortized net loss	1,106	700
Unamortized plan amendments	(450)	(510)
Net amount recognized and recorded at end of year	$ (2,390)	$ (2,412)

The weighted-average assumptions used to compute other postretirement benefit amounts were as follows:

	2001	2000
Discount rate	7.25%	7.50%
Salary increase rate	4.30%	4.30%
Healthcare cost trend[a]	10.00%	8.00%

(a) decreasing to 5.00% by 2007

(in millions)	2001	2000	1999
Components of net postretirement benefit cost			
Service cost	$ 14	$ 12	$ 13
Interest cost	195	169	152
Amortization of:			
Prior service cost	(60)	(67)	(68)
Actuarial loss	40	18	8
	189	132	105
Curtailments	–	(6)	(90)
Total net postretirement benefit cost	$ 189	$ 126	$ 15

There were no curtailment gains or losses recognized as a result of the 2001 restructuring programs.

The Company recorded curtailment gains of $6 million and $71 million in 2000 and 1999, respectively, as a result of the reduction in employees from the 1997 restructuring program. Additionally, the Company recorded curtailment gains in 1999 of $15 million as a result of the sale of the Office Imaging operations, and $4 million related to the establishment of the NexPress joint venture.

The Company will no longer fund healthcare and dental benefits for employees who elected to participate in the Company's Cash Balance Plus plan, effective January 1, 2000. This change is not expected to have a material impact on the Company's future postretirement benefit cost.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on total service and interest cost components	$ 7	$ (3)
Effect on postretirement benefit obligation	102	(58)

Note 17: Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income at December 31, 2001, 2000 and 1999 were as follows:

(in millions)	2001	2000	1999
Accumulated unrealized holding (losses) gains related to available-for-sale securities	$ (6)	$ 7	$ 113
Accumulated unrealized losses related to hedging activity	(5)	(38)	–
Accumulated translation adjustments	(524)	(425)	(231)
Accumulated minimum pension liability adjustments	(62)	(26)	(27)
Total	$ (597)	$ (482)	$ (145)

Note 18: Stock Option and Compensation Plans

The Company's stock incentive plans consist of the 2000 Omnibus Long-Term Compensation Plan (the 2000 Plan), the 1995 Omnibus Long-Term Compensation Plan (the 1995 Plan), and the 1990 Omnibus Long-Term Compensation Plan (the 1990 Plan). The Plans are administered by the Executive Compensation and Development Committee of the Board of Directors.

Under the 2000 Plan, 22 million shares of the Company's common stock may be granted to a variety of employees between January 1, 2000 and December 31, 2004. The 2000 Plan is substantially similar to, and is intended to replace, the 1995 Plan, which expired on December 31, 1999.

Under the 1995 Plan, 22 million shares of the Company's common stock were eligible for grant to a variety of employees between February 1, 1995 and December 31, 1999. Option prices are not less than 100% of the per share fair market value on the date of grant, and the options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 1995 Plan also provides for Stock Appreciation Rights (SARs) to be granted, either in tandem with options or freestanding. SARs allow optionees to receive payment equal to the difference between the Company's stock market price on grant date and exercise date. At December 31, 2001, 226,515 freestanding SARs were outstanding at option prices ranging from $56.31 to $71.81.

Under the 1990 Plan, 22 million shares of the Company's common stock were eligible for grant to key employees between February 1, 1990 and January 31, 1995. Option prices could not be less than 50% of the per share fair market value on the date of grant; however, no options below fair market value were granted. The options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 1990 Plan also provided that options with dividend equivalents, tandem SARs and freestanding SARs could be granted. At December 31, 2001, 98,046 freestanding SARs were outstanding at option prices ranging from $32.50 to $44.50.

In January 2002, the Company's shareholders voted in favor of a proposed stock option exchange program for its employees. The voluntary program offers employees a one-time opportunity to exchange stock options they currently hold for new options. The new options are expected to be granted on or about August 26, 2002. The new options will have a grant price equal to the fair market value of Kodak common stock on the new grant date. The number of new options employees will ultimately receive has been determined, prior to the inception of the exchange program, based on the fair value of the existing options, as determined using the Black-Scholes option pricing model. In most cases, employees will receive fewer options in exchange for their current options. The exchange generally applies to all outstanding options held by employees, including two all-employee grants made in 1998 and 2000. The exchange program is not expected to result in the recording of any compensation expense.

Further information relating to options is as follows:

(Amounts in thousands, except per share amounts)	Shares Under Option	Range of Price Per Share	Weighted Average Exercise Price Per Share
Outstanding on December 31, 1998	34,331	$30.25–$92.31	$61.04
Granted	4,276	$60.13–$79.63	$65.17
Exercised	1,101	$30.25–$74.31	$39.73
Terminated, Canceled or Surrendered	473	$31.45–$92.31	$63.80
Outstanding on December 31, 1999	37,033	$30.25–$92.31	$62.12
Granted	12,533	$37.25–$69.53	$54.38
Exercised	1,326	$30.25–$58.63	$32.64
Terminated, Canceled or Surrendered	3,394	$31.45–$90.50	$62.22
Outstanding on December 31, 2000	44,846	$32.50–$92.31	$60.87
Granted	8,575	$26.90–$74.31	$36.49
Exercised	615	$32.50–$43.18	$35.91
Terminated, Canceled or Surrendered	2,351	$32.50–$90.75	$50.33
Outstanding on December 31, 2001	50,455	$25.92–$92.31	$57.53
Exercisable on December 31, 1999	19,913	$30.25–$92.31	$57.08
Exercisable on December 31, 2000	28,783	$32.50–$92.31	$62.13
Exercisable on December 31, 2001	31,571	$26.90–$92.31	$63.54

The table above excludes approximately 68,000 options granted by the Company at an exercise price of $.05–$21.91 as part of an acquisition.

As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock option plans. Under APB No. 25, the Company does not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. The Company has determined the pro forma information as if the Company had accounted for stock options granted under the fair value method of SFAS No. 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in each year:

	2001	2000	1999
Risk-free interest rates	4.2%	6.2%	5.1%
Expected option lives	6 years	7 years	7 years
Expected volatilities	34%	29%	28%
Expected dividend yields	4.43%	3.19%	2.76%

The weighted-average fair value of options granted was $8.37, $16.79 and $18.77 for 2001, 2000 and 1999, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period (2–3 years). The Company's pro forma information follows:

(in millions, except per share data)	Year Ended December 31 2001	2000	1999
Net earnings			
As reported	$ 76	$1,407	$1,392
Pro forma	(3)	1,346	1,263
Basic earnings per share			
As reported	$ .26	$ 4.62	$ 4.38
Pro forma	(.01)	4.41	3.97
Diluted earnings per share			
As reported	$ .26	$ 4.59	$ 4.33
Pro forma	(.01)	4.41	3.96

The following table summarizes information about stock options at December 31, 2001:

(Number of options in thousands)		Options Outstanding			Options Exercisable	
Range of Exercise Prices			Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price		Weighted-Average Exercise Price
At Least	Less Than	Options			Options	
$25	– $40	6,175	7.98	$ 32.08	1,351	$ 33.81
$40	– $55	14,356	6.26	$ 47.87	4,999	$ 45.31
$55	– $70	20,060	6.55	$ 62.52	15,711	$ 63.44
$70	– $85	7,512	5.16	$ 73.42	7,158	$ 73.40
Over $85		2,352	5.17	$ 90.01	2,352	$ 90.01
		50,455			31,571	

Note 19: Acquisitions, Joint Ventures and Business Ventures

2001 On December 4, 2001, the Company and SANYO Electric Co., Ltd. announced the formation of a global business venture, the SK Display Corporation, to manufacture organic light emitting diode (OLED) displays for consumer devices such as cameras, personal data assistants (PDAs), and portable entertainment machines. Kodak will hold a 34% stake in the business venture and will contribute approximately $19 million in cash and $100 million in loan guarantees during 2002 and 2003. SANYO will hold a 66% stake in the business venture and will contribute approximately $36 million in cash and $195 million in loan guarantees during the same periods.

On June 4, 2001, the Company completed its acquisition of Ofoto, Inc. The purchase price of this stock acquisition was approximately $58 million in cash. The acquisition was accounted for as a purchase with $10 million allocated to tangible net assets, $37 million allocated to goodwill and $11 million allocated to other intangible assets. The acquisition of Ofoto will accelerate Kodak's growth in the online photography market and help drive more rapid adoption of digital and online services. Ofoto offers digital processing of digital images and traditional film, top-quality prints, private online image storage, sharing, editing and creative tools, frames, cards and other merchandise.

On February 7, 2001, the Company completed its acquisition of substantially all of the imaging services operations of Bell & Howell Company. The purchase price of this stock and asset acquisition was $141 million in cash. The acquisition was accounted for as a purchase with $15 million allocated to tangible net assets, $70 million allocated to goodwill, and $56 million allocated to other intangible assets, primarily customer contracts. The acquired units provide customers worldwide with maintenance for document imaging components, micrographic-related equipment, supplies, parts and service.

During 2001, the Company also completed additional acquisitions, none of which are individually material to the Company's financial position, results of operations or cash flows, which had an aggregate purchase price of approximately $122 million in cash and stock.

2000 During the second quarter, the Company acquired the remaining ownership interest in PictureVision, Inc. for cash and assumed liabilities with a total transaction value of approximately $90 million. In relation to this acquisition, the Company's second quarter results included $10 million in charges for acquired in-process R&D and approximately $15 million for other acquisition-related charges. The Company used independent professional appraisal consultants to assess and allocate values to the in-process R&D.

During 2000, the Company also completed additional acquisitions, none of which are individually material to the Company's financial position, results of operations or cash flows, which had an aggregate purchase price of approximately $79 million in cash.

1999 In connection with the sale of the Company's digital printer, copier-duplicator, and roller assembly operations primarily associated with the Office Imaging operations (See Note 20), the Company and Heidelberger Druckmaschinen AG (Heidelberg) also announced an agreement to expand their joint venture company, NexPress, to include the black-and-white electrophotographic operations. The Company contributed R&D resources to NexPress, as well as its toner and developer operations in Rochester and Kirkby, England. This transaction did not have a material effect on the Company's results of operations or financial position in 1999. Kodak and Heidelberg established the NexPress joint venture in

September 1997 for the purpose of developing and marketing new digital color printing solutions for the graphic arts industry. In connection with these arrangements, the Company serves as a supplier both to Heidelberg and NexPress for consumables such as photoconductors and raw materials for toner/developer manufacturing.

During 1999, the Company also completed additional acquisitions, none of which are individually material to the Company's financial position, results of operations or cash flows, which had an aggregate purchase price of approximately $3 million in cash.

Note 20: Sales of Assets and Divestitures

1999 In April 1999, the Company sold its digital printer, copier-duplicator, and roller assembly operations primarily associated with its Office Imaging operations, which included its operations in Rochester, NY, Muehlhausen, Germany and Tijuana, Mexico to Heidelberg for approximately $80 million. The transaction did not have a material effect on the Company's results of operations or financial position.

In November 1999, the Company sold The Image Bank, a wholly-owned subsidiary which markets and licenses image reproduction rights, to Getty Images, Inc. for $183 million in cash. As a result of this transaction, the Company recorded a gain of $95 million in other income (charges).

In November 1999, the Company sold its Motion Analysis Systems Division, which manufactures digital cameras and digital video cameras for the automotive and industrial markets, to Roper Industries, Inc. for approximately $50 million in cash. As a result of this transaction, the Company recorded a gain of $25 million in other income (charges).

Note 21: Segment Information

Beginning in the fourth quarter of 2001, the Company changed its operating structure, which was previously comprised of seven business units, to be centered around strategic product groups. The strategic product groups from existing businesses and geographies have been integrated into segments that share common technology, manufacturing and product platforms and customer sets. In accordance with the change in the operating structure, certain of the Company's product groups were realigned to reflect how senior management now reviews the business, makes investing and resource allocation decisions and assesses operating performance. The realignment of certain of the Company's strategic product groups resulted in changes to the composition of the reportable segments.

As a result of the change in composition of the reportable segments, the accompanying 1999 and 2000 segment information has been presented in accordance with the new structure and to conform to the 2001 presentation. The Company has three reportable segments: Photography; Health Imaging; and Commercial Imaging.

The Photography segment derives revenues from consumer film products, sales of origination and print film to the entertainment industry, sales of professional film products, traditional and inkjet photo paper, chemicals, traditional and digital cameras, photoprocessing equipment and services, and digitization services, including online services. The Health Imaging segment derives revenues from the sale of digital products, including laser imagers, media, computed and direct radiography equipment and picture archiving and communications systems, as well as traditional medical products, including analog film, equipment, chemistry, services and specialty products for the mammography, oncology and dental fields. The Commercial Imaging segment derives revenues from microfilm equipment and media, printers, scanners, other business equipment, media sold to commercial and government customers, and from graphics film products sold to the Kodak Polychrome Graphics joint venture. The All Other group derives revenues from the sale of organic light emitting diode (OLED) displays, imaging sensor solutions and optical products to other manufacturers.

Transactions between segments, which are immaterial, are made on a basis intended to reflect the market value of the products, recognizing prevailing market prices and distributor discounts. Differences between the reportable segments' operating results and net assets, and the Company's consolidated financial statements relate primarily to items held at the corporate level, and to other items excluded from segment operating measurements.

Segment financial information is shown below.

(in millions)	2001	2000	1999
Net sales:			
Photography	$ 9,403	$ 10,231	$ 10,265
Health Imaging	2,262	2,220	2,159
Commercial Imaging	1,459	1,417	1,479
All Other	110	126	186
Consolidated total	$ 13,234	$ 13,994	$ 14,089
Earnings from operations:			
Photography	$ 787	$ 1,430	$ 1,709
Health Imaging	323	518	483
Commercial Imaging	165	233	257
All Other	(60)	(11)	(109)
Total of segments	1,215	2,170	2,340
Restructuring costs and credits and asset impairments	(732)	44	(350)
Wolf charge	(77)	–	–
Environmental reserve	(41)	–	–
Kmart charge	(20)	–	–
Consolidated total	$ 345	$ 2,214	$ 1,990
Net earnings:			
Photography	$ 535	$ 1,034	$ 1,261
Health Imaging	221	356	324
Commercial Imaging	80	90	178
All Other	(38)	(2)	(61)
Total of segments	798	1,478	1,702
Restructuring costs and credits and asset impairments	(735)	44	(350)
Wolf charge	(77)	–	–
Environmental reserve	(41)	–	–
Kmart charge	(20)	–	–
Interest expense	(219)	(178)	(142)
Other corporate items	8	26	22
Income tax effects on above items and taxes not allocated to segments	362	37	160
Consolidated total	$ 76	$ 1,407	$ 1,392

(in millions)	2001	2000	1999
Operating net assets:			
Photography	$ 6,288	$ 7,100	$ 6,875
Health Imaging	1,426	1,491	1,229
Commercial Imaging	1,085	1,045	963
All Other	(219)	(92)	(123)
Total of segments	8,580	9,544	8,944
LIFO inventory reserve	(444)	(449)	(465)
Cash and marketable securities	451	251	393
Dividends payable	–	(128)	(139)
Net deferred income tax (liabilities) and assets	97	(4)	191
Noncurrent other postemployment liabilities	(2,180)	(2,209)	(2,289)
Other corporate net assets	(410)	(205)	(624)
Consolidated net assets [1]	$ 6,094	$ 6,800	$ 6,011

(1) Consolidated net assets are derived from the Consolidated Statement of Financial Position, as follows:

(in millions)	2001	2000	1999
Total assets	$ 13,362	$ 14,212	$ 14,370
Total liabilities	10,468	10,784	10,458
Less: Short-term borrowings and current portion of long-term debt	(1,534)	(2,206)	(1,163)
Less: Long-term debt, net of current portion	(1,666)	(1,166)	(936)
Non-interest-bearing liabilities	7,268	7,412	8,359
Consolidated net assets	$ 6,094	$ 6,800	$ 6,011

(in millions)	2001	2000	1999
Depreciation expense:			
Photography	$ 599	$ 557	$ 592
Health Imaging	96	92	82
Commercial Imaging	69	80	76
All Other	1	9	23
Consolidated total	$ 765	$ 738	$ 773
Goodwill amortization expense:			
Photography	$ 110	$ 120	$ 113
Health Imaging	28	27	24
Commercial Imaging	16	3	4
All Other	0	1	4
Consolidated total	$ 154	$ 151	$ 145
Capital additions:			
Photography	$ 555	$ 721	$ 938
Health Imaging	128	120	92
Commercial Imaging	56	98	84
All Other	4	6	13
Consolidated total	$ 743	$ 945	$ 1,127

Net sales to external customers attributed to(2):

	2001	2000	1999
The United States	$ 6,419	$ 6,800	$ 6,714
Europe, Middle East and Africa	3,275	3,464	3,734
Asia Pacific	2,215	2,349	2,267
Canada and Latin America	1,325	1,381	1,374
Consolidated total	$ 13,234	$ 13,994	$ 14,089

(2) Sales are reported in the geographic area in which they originate.

	2001	2000	1999
Long-lived assets located in:			
The United States	$ 3,738	$ 3,913	$ 3,904
Europe, Middle East and Africa	672	647	715
Asia Pacific	977	1,056	1,024
Canada and Latin America	272	303	304
Consolidated total	$ 5,659	$ 5,919	$ 5,947

Note 22: Quarterly Sales and Earnings Data—Unaudited

(in millions, except per share data)	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
2001				
Net sales	$ 3,359	$ 3,308	$ 3,592	$ 2,975
Gross profit	1,027	1,132	1,338	1,067
Net (loss) earnings	(206)(4)	96(3)	36(1,2)	150(1)
Basic (loss) earnings per share(6)	(.71)	.33	.12	.52
Diluted (loss) earnings per share(6)	(.71)	.33	.12	.52
2000				
Net sales	$ 3,560	$ 3,590	$ 3,749	$ 3,095
Gross profit	1,244	1,516	1,626	1,261
Net earnings	194(5)	418(5)	506(5)	289(5)
Basic earnings per share(6)	.66	1.37	1.63	.93
Diluted earnings per share(6)	.66	1.36	1.62	.93

(1) Includes relocation charges (included in cost of goods sold) related to the sale and exit of a manufacturing facility of $10 million and $8 million, which reduced net earnings by $7 million and $5 million in the first and second quarters, respectively.

(2) Includes $316 million ($57 million included in cost of goods sold and $259 million included in restructuring costs and other) of restructuring costs, which reduced net earnings by $232 million; and $77 million (included in restructuring costs and other) for the Wolf bankruptcy charge, which reduced net earnings by $52 million.

(3) Includes $53 million ($41 million included in cost of goods sold and $12 million included in restructuring costs and other) of restructuring costs, which reduced net earnings by $41 million; $42 million ($23 million included in restructuring costs and other and $19 million included in cost of goods sold) for a charge related to asset impairments associated with certain of the Company's photofinishing operations, which reduced net earnings by $26 million; and an $11 million (included in provision for income taxes) tax benefit related to favorable tax settlements reached during the quarter.

(4) Includes $309 million ($21 million included in cost of goods sold and $288 million included in restructuring costs and other) of restructuring costs, which reduced net earnings by $210 million; $15 million ($12 million included in selling, general and administrative expenses and $3 million included in other income (charges)) for asset impairments related to venture investments, which reduced net earnings by $10 million; a $41 million (included in selling, general and administrative expenses) charge for environmental reserves, which reduced net earnings by $28 million; a $20 million (included in selling, general and administrative expenses) Kmart bankruptcy charge, which reduced net earnings by $14 million, and a $20 million (included in provision for income taxes) tax benefit related to a decline in the year-over-year effective tax rate.

(5) Includes accelerated depreciation and relocation charges (included in cost of goods sold) related to the sale and exit of a manufacturing facility of $11 million, $12 million, $18 million, and $9 million, which reduced net earnings by $7 million, $8 million, $12 million, and $6 million in the first, second, third and fourth quarters, respectively.

(6) Each quarter is calculated as a discrete period and the sum of the four quarters may not equal the full year amount.

Eastman Kodak Company and Subsidiary Companies

Summary of Operating Data

(Dollar amounts and shares in millions, except per share data)	2001	2000	1999	1998	1997
Net sales	$ 13,234	$ 13,994	$ 14,089	$ 13,406	$ 14,538
Earnings from operations	345	2,214	1,990	1,888	130
Net earnings	76(1)	1,407(2)	1,392(3)	1,390(4)	5(6)
Earnings and Dividends					
Net earnings					
— % of sales	0.6%	10.1%	9.9%	10.4%	0.0%
— % return on average shareholders' equity	2.4%	38.3%	35.2%	38.9%	0.1%
Basic earnings per share	.26	4.62	4.38	4.30	.01
Diluted earnings per share	.26	4.59	4.33	4.24	.01
Cash dividends paid					
— on common shares	643	545	563	569	567
— per common share	2.21	1.76	1.76	1.76	1.76
Common shares outstanding at year end	290.9	290.5	310.4	322.8	323.1
Shareholders at year end	91,893	113,308	131,719	129,495	135,132
Statement of Financial Position Data					
Operational working capital(8)	$ 863	$ 1,482	$ 838	$ 939	$ 909
Working capital	(671)	(724)	(325)	(579)	298
Property, plant and equipment, net	5,659	5,919	5,947	5,914	5,509
Total assets	13,362	14,212	14,370	14,733	13,145
Short-term borrowings and current portion of long-term debt	1,534	2,206	1,163	1,518	611
Long-term debt, net of current portion	1,666	1,166	936	504	585
Total shareholders' equity	2,894	3,428	3,912	3,988	3,161
Supplemental Information					
Sales — Photography	$ 9,403	$ 10,231	$ 10,265	$ 10,063	$ 10,620
— Health Imaging	2,262	2,220	2,159	1,526	1,532
— Commercial Imaging	1,459	1,417	1,479	1,296	1,740
— All Other	110	126	187	521	646
Research and development costs	779	784	817	922(5)	1,230(7)
Depreciation	765	738	773	737	748
Taxes (excludes payroll, sales and excise taxes)	154	933	806	809	164
Wages, salaries and employee benefits	3,824	3,726	3,962	4,306	4,985
Employees at year end					
— in the U.S.	42,000	43,200	43,300	46,300	54,800
— worldwide	75,100	78,400	80,650	86,200	97,500

(1) Includes $678 million of restructuring charges; $42 million for a charge related to asset impairments associated with certain of the Company's photofinishing operations; $15 million for asset impairments related to venture investments; $41 million for a charge for environmental reserves; $77 million for the Wolf bankruptcy; a $20 million charge for the Kmart bankruptcy; $18 million of relocation charges related to the sale and exit of a manufacturing facility; an $11 million tax benefit related to a favorable tax settlement; and a $20 million tax benefit representing a decline in the year-over-year effective tax rate. These items reduced net earnings by $594 million.

(2) Includes accelerated depreciation and relocation charges related to the sale and exit of a manufacturing facility of $50 million, which reduced net earnings by $33 million.

(3) Includes $350 million of restructuring charges, and an additional $11 million of charges related to this restructuring program; $103 million of charges associated with business exits; a gain of $95 million on the sale of The Image Bank; and a gain of $25 million on the sale of the Motion Analysis Systems Division. These items reduced net earnings by $227 million.

(4) Includes $35 million of litigation charges; $132 million of Office Imaging charges; $45 million primarily for a write-off of in-process R&D associated with the Imation acquisition; a gain of $87 million on the sale of NanoSystems; and a gain of $66 million on the sale of part of the Company's investment in Gretag. These items reduced net earnings by $39 million.

(5) Includes a $42 million charge for the write-off of in-process R&D associated with the Imation acquisition.

(6) Includes $1,455 million of restructuring costs, asset impairments and other charges; $186 million for a write-off of in-process R&D associated with the Wang acquisition; and a $46 million litigation charge. These items reduced net earnings by $1,143 million.

(7) Includes a $186 million charge for the write-off of in-process R&D associated with the Wang acquisition.

(8) Excludes short-term borrowings and current portion of long-term debt.

2001 Kodak Health, Safety and Environment

To Shareholders:

Continual improvement in the health, safety and environmental aspects of our products, services and operations is a guiding principle at Kodak. We understand and embrace the importance of benchmarking best practices, setting goals, measuring our efforts, and sharing the results with our many publics.

The year 2001 included:

- Two important **milestones** that illustrate continued progress on Health, Safety and Environment (HSE) initiatives.
- Strong Kodak **partnerships** and support for environmental organizations that reaffirm our commitment to education and outreach.
- A number of significant **awards** that give further testimony to the hard work and achievements of Kodak people around the world.

We offer a few examples of these milestones, partnerships and awards in this written report, and we invite shareowners to learn more about Kodak's efforts in the Health, Safety and Environment arena by visiting **www.kodak.com/go/hse**.

Milestones

While measurable improvement against tough, voluntary corporate environmental goals has been an important trend for Kodak in recent years, progress for 2001 was further defined by two important milestones:

(1) the number of Kodak one-time-use cameras that have been recycled reached the *half-billion* mark; and

(2) the number of Kodak manufacturing facilities that have attained International Standards Organization (ISO) 14001 registration reached *100 percent.*

Kodak recycled 127.7 million one-time-use cameras in 2001, pushing the total recycled well past the 500-million mark. Return rates for Kodak one-time-use cameras is about 70 percent worldwide, with nearly 80 percent return in the United States. These efforts helped earn a "Partner of the Year" award from the U.S. Environmental Protection Agency (see "Awards").

ISO 14001 registration is the recognized, global benchmark for operating a manufacturing facility with proper attention to environmental responsibility. Three years ago, Kodak vowed to attain such registration for all of our major, worldwide manufacturing facilities—and to do so within five years. With the successful registration in 2001 of two facilities in China, one in Japan and another in India, all 27 of Kodak's manufacturing sites are now ISO 14001 registered.

Partnerships

Kodak has long believed in working cooperatively with nonprofit organizations and supporting many collaborative business initiatives to promote health, safety and environmental responsibility.

For example, the company strongly supports World Wildlife Fund (see "Awards"), The Conservation Fund, The Nature Conservancy, World Resources Institute, Water Environment Research Foundation, and Resources for the Future.

Awards

Third-party recognition by well-respected entities is always gratifying, and 2001 brought many such honors to Kodak people for their efforts in health, safety and the environment. Highlights:

- For many years, Kodak has sponsored an innovative World Wildlife Fund project called *Windows on the Wild,* a program designed to educate a new generation of young people around the world on issues of environmental stewardship and biodiversity. At the 2002 Winter Olympic Games, this program was recognized with a Spirit of the Land Award for excellence in global environmental education.
- A research partnership between Kodak and three Canadian universities—McMaster University, INRS-Eau at the Université du Québec and Wilfrid Laurier University—received a prestigious 2001 Synergy Award, co-sponsored by The Conference Board of Canada and the Natural Sciences and Engineering Research Council of Canada. The partnership has worked for nine years to find the best methods to measure and minimize the tiny quantities of silver released into the environment during the photofinishing process.
- Kodak received a 2001 EPA WasteWise "Partner of the Year" Award from the U.S. Environmental Protection Agency. Awards went to companies that achieved the most impressive waste reduction results. Kodak contributed to reduction with its innovative and successful recycling programs for one-time-use cameras and for film containers.

As Kodak moves toward the future, we remain steadfast in our resolve to seek improvement at every turn.



Daniel A. Carp
Chairman & Chief Executive Officer, President & Chief Operating Officer



R. Hays Bell
Vice President, Director, Health, Safety & Environment
Chairman, Health, Safety & Environment Coordinating Committee



Charles S. Brown, Jr.
Senior Vice President, Director, Global Manufacturing
Chairman, Health, Safety & Environmental Management Council

2001 Global Diversity

Leadership Kodak continues its journey and commitment to broaden its view and scope of diversity. To raise the bar even higher, a Global Diversity Leadership Team was formed, composed of 34 senior managers from around the world. The team is responsible for implementing our comprehensive integrated diversity strategy. An external Diversity Advisory Panel was also formed in 2001. Eric Holder, Jr., former Deputy U.S. Attorney General and currently a partner in the law firm of Covington and Burling, chairs this Panel, which will ultimately comprise seven members. The panel will advise the company on best principles and practices, in line with Kodak's intent to become a global leader in integrating diversity and inclusion in all aspects of its business.

Kodak is Committed to Diversity as a Workforce Strategy At Kodak, we know that our people constitute our prime source of sustainable competitive advantage. Diverse opinions and fresh ideas create the most competitive solutions. To aggressively recruit people of color (POC) and women, we have partnered with colleges and universities that historically graduate these students, and attend local, regional and national conferences and career fairs.

Eastman Kodak Company: United States Workforce

	% Women			% POC		
	01	00	99	01	00	99
Total U.S. Employees	37%	37%	37%	21%	21%	21%
Board of Directors	36%	33%	33%	21%	8%	0%
Senior Managers, Directors, Managers and Supervisors	32%	30%	27%	13%	12%	11%
Exempt Individual Contributors	29%	29%	29%	11%	11%	11%
Nonexempt Contributors	40%	41%	41%	25%	25%	25%

Voice of Employees When our employees were asked about their work environment, 61% agreed that diverse perspectives were valued and 68% agreed that supervisors demonstrated respect for diversity. The majority of employees worldwide agreed that they feel valued as individuals and that Kodak is creating an environment that supports diversity and inclusion.

Officers Measurement is a key component of Kodak's commitment to diversity and inclusion. Each officer is held accountable for his or her results through metrics that are tied to a portion of compensation. This measures progress in workforce diversity and culture transformation.

CEO Diversity Award The Kodak CEO Diversity Award is presented annually to a Kodak middle- or senior-level manager who demonstrates excellence in advancing the company's diversity initiatives. Candidates for the award are nominated by other employees and are judged on the basis of demonstrated achievements. In 2001, Mark V. Gulling, Chief Information Officer and Vice President, Eastman Kodak Company, was the recipient of this prestigious award. Mr. Gulling is committed to having a diverse employee profile. He actively shares his knowledge, talents and skills through mentoring, which he believes is key to creating and sustaining an inclusive environment at Kodak.

Kodak is Committed to Our Communities Kodak contributes to the vitality of the communities and the strength of the local economies in which our company does business. Kodak actively supports and promotes efforts to strengthen education, economic development of minority communities, and equal employment opportunity. Among the organizations we proudly support are: NAACP, National Urban League, National Council of La Raza, the American Indian Science and Engineering Society and the Society of Women Engineers.

Supplier Diversity Kodak continues to benchmark against America's leading companies as we raise the bar for achieving more aggressive goals for Supplier Diversity. We intend to expand our purchasing power as we expand our diverse supplier base. Partnering with diverse suppliers is vital to Kodak's growth and profitability. We intend to double our corporate objective of domestic spend with women- and minority-owned businesses by 2004.

External Recognition As in previous years, Kodak was recognized by a number of external organizations for its ongoing commitment to diversity in the workplace. Highlights for 2001 include: 100 Best Companies for Working Mothers – *Working Mother* magazine / Women Who Make A Difference (Gail Evans) – *US Black Engineer & Information Technology* / Champion Award (Kathy Brill and Lisa Vitale) – Out & Equal / Gay Alliance Corporate Leadership Award – Rochester Gay Alliance / The 50 Best Companies for Latinas to Work – *Latina Style* magazine.



Mark V. Gulling received the 2001 Kodak "CEO Diversity Award" for exemplifying strong leadership in fostering a work environment that respects and values all individuals.

Corporate Directory

Board of Directors

Daniel A. Carp*
Chairman & Chief Executive Officer,
President & Chief Operating Officer
Eastman Kodak Company[6]

Richard S. Braddock
Chairman & Chief Executive Officer
priceline.com[3, 2, 6]

William W. Bradley
Managing Director
Allen & Company[2, 4]

Martha Layne Collins
Executive Scholar in Residence
Georgetown College, Kentucky[1, 5]

Timothy M. Donahue
President & Chief Executive Officer
Nextel Communications, Inc.[1, 4]

Alice F. Emerson
Senior Advisor
The Andrew W. Mellon Foundation[2, 3]

Paul E. Gray
President Emeritus & Professor
Massachusetts Institute of Technology[1, 5, 6]

Durk I. Jager
Retired Chairman, President & Chief Executive Officer
The Procter & Gamble Company[4, 3, 6]

Debra L. Lee
President & Chief Operating Officer
BET Holdings, Inc.[4, 5, 6]

Delano E. Lewis
Former U.S. Ambassador to the Republic of South Africa[2, 5]

Hector de J. Ruiz
President & Chief Operating Officer
Advanced Micro Devices, Inc.[1, 3]

Laura D'Andrea Tyson
Dean, London School of Business
London, England[4, 5]

Richard A. Zimmerman
Retired Chairman & Chief Executive Officer
Hershey Foods Corporation[2, 1, 6]

1. Audit Committee (Paul E. Gray, Chair)
2. Committee on Directors (Richard A. Zimmerman, Chair)
3. Executive Compensation & Development Committee (Richard S. Braddock, Chair)
4. Finance Committee (Durk I. Jager, Chair)
5. Public Policy Committee (Debra L. Lee, Chair)
6. Executive Committee (Daniel A. Carp, Chair)

Corporate

Daniel A. Carp*
Chairman & Chief Executive Officer,
President & Chief Operating Officer

Robert H. Brust*
Chief Financial Officer; Executive Vice President

Mark V. Gulling
Chief Information Officer; Vice President

William G. Love
Treasurer

David G. Monderer
Managing Director, Corporate Business Development;
Vice President

Richard S. Morabito
Chief Purchasing Officer; Vice President

E. Mark Rajkowski
Vice President of Finance

Robert P. Rozek*
Controller

Michael P. Morley*
Chief Administrative Officer; Executive Vice President

R. Hays Bell
Director, Health, Safety & Environment; Vice President

Michael P. Benard*
Director, Communications & Public Affairs; Vice President

Essie L. Calhoun
Director, Community Relations & Contributions,
Communications & Public Affairs; Vice President

Sandra E. Taylor
Director, Public Affairs, Communications & Public Affairs;
Vice President

Robert L. Berman
Director, Human Resources; Vice President

Stevan G. Ramirez
Chief Quality Officer; Vice President

Gary P. Van Graafeiland*
General Counsel; Senior Vice President

Joyce P. Haag
Assistant General Counsel; Secretary

Laurence L. Hickey
Assistant Secretary

Henri D. Petit
Chairman & President, Greater Asia Region; Vice President

Eric L. Steenburgh*
Executive Vice President

Charles S. Brown, Jr.*
Director, Global Manufacturing; Senior Vice President

Charles C. Barrentine
Manager, Kodak Park Site Organization;
Vice President

Aaron C. Cross
Director, Global Equipment Manufacturing,
Global Manufacturing; Vice President

Daniel T. Meek
Director, Worldwide Color Film, Global Manufacturing;
Vice President

Theodore D. McNeff
Director, Worldwide Color Paper Flow, Global Manufacturing;
Vice President

Alain H. Popelard
Associate Director, Global Manufacturing; Vice President

David W. Wilson
General Manager, U.S. & Canada Region; Vice President

John J. Chiazza
General Manager, Global Integrated Supply Chain; Vice President

Carl E. Gustin, Jr.*
Chief Marketing Officer; Senior Vice President

Robert L. LaPerle
General Manager, kodak.com; Vice President

James C. Stoffel*
Chief Technical Officer, Director, Research & Development;
Senior Vice President

Jack C. Chang
Associate Director, Research & Development; Vice President

Karel K. Czanderna
Corporate Director, Inkjet Business Strategy; Vice President

Photography Group

Martin M. Coyne*
Group Executive, Photography Group; Executive Vice President

Daniel P. Palumbo*
President, consumer imaging products and services;
Senior Vice President

Jaime Cohen Szulc
Regional Business General Manager, Latin American
Region, consumer imaging products and services;
Vice President

Matthias Freund
Chief Operating Officer, consumer imaging products and
services, President & CEO, Qualex, Inc.; Vice President

Mary Jane Hellyar
General Manager, Capture & Traditional Media,
consumer imaging products and services; Vice President

Kent D. McNeley
Chief Marketing Officer, consumer imaging products and
services; Vice President

Gerald P. Quindlen
Regional Business General Manager, U.S. & Canada
Region, consumer imaging products and services;
Vice President

Mark A. Schneider
Chief Technology Officer, consumer imaging products and
services; Vice President

John Tseng
Regional Business General Manager, Greater Asia Region,
consumer imaging products and services; Vice President

Eric G. Rodli*
President, entertainment imaging products and services;
Senior Vice President

Willy C. Shih*
President, digital products and services;
Senior Vice President

Philip Gerskovich
Chief Operating Officer, digital products and services;
Vice President

Karen A. Smith-Pilkington
President, professional products and services; Vice President

Lance F. Drummond
Regional Business General Manager, U.S. & Canada
Region, professional products and services;
Vice President

Aaron J. McLeod
Director, Services Strategy & Customer Advocacy,
professional products and services; Vice President

Pierre E. Cohade
Chairman, Kodak S.A.; Vice President

Yoshikazu Hori
President, Kodak Japan Ltd., General Manager, Japan Region;
Vice President

Alan Witrock
Regional Operations Manager, Latin American Region

Health Imaging Group

Candy M. Obourn*
Chief Operating Officer, Health Imaging; Senior Vice President

Richard F. Cimino
Area Business General Manager, Americas Area, Health
Imaging; Vice President

Sharon J. Crino
Area Business General Manager, Europe, Pacific, Middle East,
Africa, Russia Area, Health Imaging; Vice President

Commercial Imaging Group

Carl A. Marchetto*
President, Commercial Imaging; Senior Vice President

James Manchisi
President, commercial and government products and
services; Vice President

Regina A. Pizzoli
Chief Executive Officer, ENCAD, Inc.; Vice President

Philip V. Tatusko
General Manager, graphics products and services;
Vice President

*"Executive Officer" under the Securities Exchange Act of 1934

Corporate Information

Corporate Offices
343 State Street
Rochester, NY 14650 USA
585/724-4000

State of Incorporation
New Jersey

Annual Meeting
Theater on the Ridge
200 Ridge Road West
Rochester, NY
Wednesday, May 8, 2002
10:00 a.m.

Common Stock

EK
LISTED
NYSE
Ticker symbol: EK.
Most newspaper stock tables list the Company's stock as "EKodak." The common stock is listed and traded on the New York Stock Exchange, which is the principal market for it.

Dividends
Eastman Kodak Company historically paid dividends four times a year. Beginning in 2002, dividends will be paid twice a year in July and December.

Shareholder Assistance
For information about stock transfers, address changes, dividends, account consolidation, registration changes, lost stock certificates, and Form 1099, contact:
Transfer Agent & Registrar
EquiServe Trust Company, N.A.
P.O. Box 43016
Providence, RI 02940-3016
800/253-6057
On the World Wide Web at:
www.equiserve.com

For copies of the Annual Report, 10-K, Proxy Statement, or 10-Q, contact:
Literature & Marketing Support
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0532
585/724-2783

For information about the most recent quarterly Sales and Earnings, call:
800/785-6325 (800/78-KODAK)

For other information or questions, contact:
Coordinator, Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0211
585/724-5492

Eastman Kodak Shares Program
The Eastman Kodak Shares Program is designed to give investors a way to systematically and affordably build their ownership interest in the Company. This Program provides a means of regular dividend reinvestment and includes a voluntary investment option, as well as an automatic monthly investment option, for purchases of additional shares up to $120,000 per year. The minimum initial investment is $150, with additional investments as little as $50.

For information contact:
EquiServe Trust Company, N.A.
Eastman Kodak Shares Program
P.O. Box 43016
Providence, RI 02940-3016
800/253-6057

Duplicate Mailings
If you receive more than one annual report and proxy statement and wish to help us reduce costs by discontinuing multiple mailings to your address, contact:

EquiServe Trust Company, N.A.
P.O. Box 43016
Providence, RI 02940-3016
800/253-6057

Electronic Proxy Materials
Kodak's proxy materials can now be received *electronically. This option will save the Company the* cost of printing and mailing these materials to you. It will also make them accessible to you immediately as soon as they are available.

If you are a registered holder (you own the stock in your name), and wish to receive your proxy materials electronically rather than receiving a paper copy, go to www.econsent.com/ek

If you are a street holder (you own the stock through a bank or broker), please contact your broker and ask for electronic delivery of Kodak's proxy materials.

Product Information
For information about Kodak products and services, call the Kodak Information Center:
800/242-2424

Kodak on the Net
For information about the Company and its products, please visit us on the World Wide Web at:
www.kodak.com

Credits
Photography: Alan Farkas

Design: Adam Communications, Inc.
www.adamcomm.com

Special thanks to Dale Chihuly, Chihuly Studios, Seattle, WA (p. 7)

This 2001 Annual Report was produced using Kodak films, papers, graphic arts products, and Kodak Photo CD products. This report is printed on recycled paper containing at least 10% post-consumer waste.